Exhibit 99.8

MEMBERSHIP INTEREST PURCHASE AGREEMENT

among

SELLERS LISTED ON THE SIGNATURE PAGE HERETO

the members of Blue Camo, LLC

TJV-168, LLC

as the Sellers’ Representative

BLUE CAMO, LLC

the Company

CSAC ACQUISITION AZ CORP.

Buyer

and

AYR STRATEGIES INC.

Parent

January 27, 2021

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”), dated to be effective as of January 27, 2021, is entered into by and among each of TJV-168, LLC, an Arizona limited liability company (“TJV”), First Clearest Choice, Inc., a Wyoming corporation (“FCC”), and each of the other Persons listed on the signature page hereto (each being referred to individually as a “Seller” and collectively as “Sellers”), TJV, as the representative of Sellers (“Sellers’ Representative”), Blue Camo LLC, an Arizona limited liability company (the “Company”), CSAC Acquisition AZ Corp., a Nevada corporation (“Buyer”), and AYR Strategies Inc., a British Columbia corporation and parent corporation of Buyer (“Parent”). Sellers, the Company, Buyer and Parent may be referred to individually as a “Party” and collectively, as the “Parties.”

RECITALS

WHEREAS, the Company through the Company Entities is engaged in the business of cultivating, producing and selling medical cannabis in the State of Arizona (the “Business”). “Company Entities” means each of: Total Health & Wellness, Inc., an Arizona non-profit corporation (“THW”), Ocotillo Vista, Inc., an Arizona corporation operated as a non-profit entity, (“Ocotillo” and together with THW, the “Licensed Entities”), 41S Consulting, LLC, an Arizona limited liability company, Fast Sales & Leasing, LLC, an Arizona limited liability company, Ocwen, LLC, an Arizona limited liability company, Post Haste Holdings, LLC, an Arizona limited liability company, Total Veracity, LLC, a Wyoming limited liability company, Clear Choice Admin Services, LLC, an Arizona limited liability company and LV 105 Management, LLC, an Arizona limited liability company;

WHEREAS, as of the date hereof, Sellers own all of the membership interests of the Company (the “Company Interests”), as set forth on Exhibit A;

WHEREAS, Sellers wish to contribute, convey and transfer, and Buyer wishes to acquire, all of the Company Interests, in exchange for the Stock Consideration and the Non-Stock Consideration, subject to the terms and conditions set forth herein;

WHEREAS, as a material inducement to Buyer and Parent to enter into this Agreement and consummate the transactions contemplated hereby, (a) each of [**********] entered into employment agreements with Buyer, copies of which are attached as Exhibit B (collectively, the “Employment Agreements”), and (b) Weber Dr LLC, an Arizona limited liability company (“Weber Dr”) entered into a lease and an option agreement with Parent or one of its Affiliates (“Weber Dr Lease”), copies of which are attached as Exhibit C, pursuant to which Parent or such Affiliate is granted both a lease of, and an option to purchase, the real property, improvements thereon and the equipment located at 17006 S. Weber Dr., Chandler, Arizona with monthly lease payments of $37,500 for the equipment and the combined cultivation, production and dispensary facility and Be Green Real Estate LLC, an Arizona limited liability company (“Be Green”) entered into a lease and an option agreement with Parent or one of its Affiliates, copies of which are attached as Exhibit D, pursuant to which Parent or such Affiliate is granted both a lease of, and an option to purchase, the real property, improvements thereon and equipment located at 26427 S. Arizona Dr., Chandler, Arizona with monthly lease payments of $17,500 (collectively with the Weber Dr Lease, the “Real Estate Lease and Option Agreements”), the performance of each of the foregoing of which are conditioned upon the closing of the sale of the Company Interests to Buyer pursuant hereto; and

WHEREAS, the Parties intend that the Membership Contribution together with the Parent Contribution be treated as a partially tax-deferred contribution under Section 351(b) of the Code for U.S. federal and analogous state and local tax purposes.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties and where applicable the Sellers’ Representative (as described herein) agree as follows:

ARTICLE I

PURCHASE AND SALE

Section 1.01 Purchase and Sale, and Contribution, of Company Interests. On the terms and subject to the conditions of this Agreement, at the Closing, each Seller shall contribute, convey, transfer, assign and deliver to Buyer, and Buyer will acquire from each Seller, all of the Company Interests owned by such Seller (as set forth on Exhibit A), in exchange for (i) such Seller’s share of the Stock Consideration and the Non-Stock Consideration set forth in the Funds Flow (as hereinafter defined) (which shall contain an update to Exhibit A to account for any changes to the allocation and/or amounts of the Stock Consideration and the Non-Stock Consideration and the other numbers and percentages set forth therein resulting from the determination of the Estimated Amount, the Estimated Capex Cash and the Estimated Working Capital as described in Section 1.01(b) and 1.01(c)) and (ii) such Seller’s right to receive the Exchangeable Shares (if any) issued in connection with the 2021 Earn-out and the 2022 Earn-out in accordance with Section 1.01(e) (such exchange, the “Membership Contribution”), in each case free and clear of all Encumbrances, other than Encumbrances imposed by federal and state securities Laws and those imposed by the Company LLC Agreement (as hereinafter defined), with the latter to be waived by each Seller on or prior to the execution of this Agreement (collectively, the “Permitted CI Encumbrances”). As used in this Agreement, “Encumbrances” means any charge, claim, pledge, lien, mortgage, community property interest, option, security interest, right of first refusal or other similar restriction of any kind, in each case whether voluntary or involuntary. The Parties intend that the Membership Contribution together with the Parent Contribution be treated as a single integrated transaction qualifying as a partially tax-deferred contribution under Section 351(b) of the Code for U.S. federal income tax purposes and analogous state and local law tax provisions (the “Intended Tax Treatment”).

(a)       Consideration.      As part of the consideration for the Membership Contribution, each Seller will receive the amounts set forth on the Funds Flow of the following:

(i)        an aggregate of $9,500,000 in cash (the “Cash Consideration);

(ii)       an aggregate of up to $28,500,000 subject to adjustment as provided in Section 1.01(b), in deferred consideration in the form of promissory notes issued by Buyer in the form attached hereto as Exhibit E (each, a “Promissory Note” and collectively with the Cash Consideration, the “Non-Stock Consideration”), maturing four years from the Closing Date, with interest payable semi-annually in arrears at the rate of 10% per annum, secured by a pledge of all of the membership interests of the Company pursuant to a Pledge Agreement in the form attached hereto as Exhibit F (the “Pledge Agreement”), which will provide that such pledge may not be subordinated in any respects to any indebtedness or encumbrance of the Parent, the Buyer or any of their respective Affiliates; and

(iii)       an aggregate of $66,500,000 (subject to adjustment for the payment of fractional shares as described herein) in Class B non-voting exchangeable shares of Buyer (“Exchangeable Shares”), based on price per share of $14.55 (subject to appropriate adjustment in the event of any stock dividend, stock split, stock combination or other similar transaction occurring after the date hereof but prior to the Closing Date (the “Per Share Price”)), which Exchangeable Shares are exchangeable on a one-to-one basis for Subordinate Voting Shares (as hereinafter defined) that are listed on the Canadian Securities Exchange (the “Stock Consideration”); provided that in the event any Seller’s pro rata portion of the Stock Consideration includes a fractional share, such Seller shall be paid, in lieu of such fractional share, an amount in cash equal to the product obtained by multiplying the Per Share Price by such fractional share (in each case, as set forth in the Funds Flow). As used in this Agreement, “Aggregate Consideration” means the Non-Stock Consideration plus the Stock Consideration.

(b)       Estimated Working Capital. The aggregate principal amount of the Promissory Notes to be issued to Sellers at Closing shall be reduced or increased on a dollar-for-dollar basis based as described in this Section 1.01(b). Concurrently with the delivery of the Funds Flow (as hereinafter defined), the Company shall deliver: (i) an estimated consolidated balance sheet of the Company and the Company Entities estimated as of the Closing Date (but without giving effect to any actions taken by or at the direction of Buyer on the Closing Date after the Closing has occurred); (ii) based on such estimated balance sheet, the Company’s calculation of the estimated consolidated Working Capital as of the Closing Date (the “Estimated Working Capital”); and (iii) the amount of the estimated Capex Cash (the “Estimated Capex Cash” and such documentation, the “Estimated Working Capital And Capex Cash Statement”). The Estimated Working Capital And Capex Cash Statement will be prepared in accordance with the same procedures and provisions used to calculate the Draft Post-Closing Adjustment Statement (as hereinafter defined). If the Estimated Working Capital exceeds $5,500,000 (the “Working Capital Target”) then the aggregate principal amount of Promissory Notes shall be increased on a dollar for dollar basis by the amount of such excess but if the Estimated Working Capital is less than the Working Capital Target then the aggregate principal amount of Promissory Notes shall be decreased on a dollar for dollar basis by the amount of such difference, in each case based on such Seller’s pro rata share as set forth in the Funds Flow of such excess or difference. If the Estimated Capex Cash is less than the Target Capex Cash (as hereinafter defined) then the aggregate principal amount of Promissory Notes shall be decreased on a dollar for dollar basis by the amount of such difference. “Target Capex Cash” means the aggregate amount set forth on Schedule 1.01(b) to complete the capital expenditures set forth on Schedule 1.01(b), provided that if any capital expenditure set forth on Schedule 1.01(b) is completed by the Company or any Company Entity after the execution of this Agreement but prior to the Closing, such capital expenditure and the amount thereof shall, upon the Buyer’s and the Parent’s receipt of written evidence of completion, be deemed to be removed from Schedule 1.01(b). The Company shall provide the Buyer and the Parent with prompt written evidence of the completion of any capital expenditure set forth on Schedule 1.01(b).

(c)       Indebtedness. In addition to and without duplication of the adjustments described in Section 1.01(b), the aggregate amount of the Promissory Notes to be issued at Closing shall be reduced on a dollar-for-dollar basis by an amount equal to the sum of the then unpaid transaction expenses of the Company and each Company Entity and the then outstanding Indebtedness (as defined below) of the Company and each Company Entity (the “Applicable Expenses”) based on each Seller’s pro rata share as set forth in the Funds Flow of the amount of Applicable Expenses. “Indebtedness” means, without duplication, (i) (a) all obligations for borrowed money, (b) all obligations evidenced by notes, bonds, debentures, mortgage or other instruments, (c) all obligations under any debt security, interest rate, currency or other hedging or swap, derivative obligation or other similar arrangement, (d) all reimbursement obligations under letters of credit (only to the extent drawn) or similar facilities, (e) every obligation of the Company and each Company Entity in respect of leases which are, or otherwise should be, capitalized, (f) amounts payable to, or for the benefit of, employees, consultants, investment advisors and brokers as a consequence of the Closing, whenever payable and (g) all guarantees of any items set forth in clauses (a) through (e) and (ii) all accrued and unpaid interest on the items described in subclauses (a) through (i)(e) above and all prepayment premiums actually incurred in connection with the repayment of any Indebtedness at the Closing by the Buyer on the Company’s or a Company Entity’s behalf or which is due and payable arising from acts of the Company or a Company Entity prior to the Closing; all to be determined in accordance with United States Generally Accepted Accounting Principles consistently applied (“GAAP”). Notwithstanding anything to the contrary herein, Indebtedness shall not include (A) trade payables and (B) accounts payables incurred in the ordinary course. The estimated amount of the Applicable Expenses (the “Estimated Amount”) and the aggregate amount of Promissory Notes resulting thereof shall be prepared in good faith by the Company in reasonable detail and delivered to the Buyer, as part of the Funds Flow, at least one (1) Business Day prior to the Closing Date. “Business Day” means any day that is not a Saturday, Sunday or other day on which banking institutions in Delaware are authorized or required by Law or Governmental Order to close.

(d)       Share Escrow

(i)        At the Closing, two million shares of the Stock Consideration (the “Escrowed Shares”) will be placed into escrow with Arizona Escrow & Financial Corporation acting as escrow agent (the “Escrow Agent”) pursuant to an Escrow Agreement in a form reasonably satisfactory to the Buyer, the Parent and the Sellers’ Representative. All of the Escrowed Shares shall be released to the Sellers (with each Seller receiving the number of Escrow Shares set forth opposite such Seller’s name on the Funds Flow) after the cultivation facility located at 4301 West Baseline Avenue, Phoenix, AZ 85043 (the “Revlon Facility”) produces [**********] pounds or more of dry weight flower (excluding trim) which can legally be sold to the public over any trailing 90-day period ending after the Closing Date (the “Revlon Target”); provided that after the consummation of a Going Private Transaction (as hereinafter defined), any cash being held in escrow in lieu of the Escrowed Shares shall remain subject to the Litigation Escrow Agreement (as hereinafter defined), if still in effect. Upon the satisfaction of the Revlon Target, (1) the Buyer shall notify the Sellers’ Representative and the Sweis Parties immediately, (2) the Escrowed Shares, or other consideration being held in accordance with Section 1.01(d)(iii), shall be released from escrow (but not the Lock-Up Agreements), and (3) the Buyer, the Parent and the Sellers’ Representative shall deliver a joint written instruction to the Escrow Agent authorizing the release of the Escrowed Shares or other consideration (and the Buyer and the Parent shall cause the release of any consideration in lieu of Escrowed Shares (as described above) being held in escrow by the Litigation Escrow Agent to the Sweis Parties). Notwithstanding the preceding sentence, any consideration in lieu of Escrowed Shares (as described above) being held in escrow by the Litigation Escrow Agent shall remain subject to the Litigation Escrow Agreement, if still in effect.

(ii)       From the Closing Date until the Revlon Target is satisfied (the “Escrow Period”), the Company and each Company Entity shall (and the Parent, the Buyer and their respective Affiliates shall cause the Company and each Company Entity to) (i) complete all of its obligations for (and use commercially reasonable efforts to cause any third Person not an Affiliate of the Parent, the Buyer or any of their respective Affiliates to complete their obligations for) the build out of the Revlon Facility in accordance with the applicable Project Plans (including, without limitation, the time frames set forth therein) (the “Revlon Plans”) and (ii) after the completion of the Revlon Plans, operate the Revlon Facility in the manner contemplated in an annual budget to be mutually agreed to by the Buyer and the Sellers’ Representative prior to the Closing and again in December of 2021 (the “Annual Budget”), with the employees and independent contractors who provided services to the Revlon Facility as of the Closing or who are expected to provide services to the Revlon Facility after the completion of the Revlon Plans as described in the Annual Budget, subject to the Parent’s and the Buyer’s rights to hire and fire as provided under Section 1.01(e)(x). The Company and each Company Entity shall (and the Parent, the Buyer and their respective Affiliates shall cause the Company and each Company Entity to) use its good faith, commercially reasonable efforts to satisfy the Revlon Target; provided that the business of the Revlon Facility and the expansion of the Revlon Facility need only be carried out in accordance with the Revlon Plans and the Annual Budget. In addition, the Company and each Company Entity shall not (and the Parent, the Buyer and their respective Affiliates shall cause the Company and each Company Entity not to) take or omit to take any action which would have a material adverse effect on the ability to satisfy the Revlon Target.

(iii)      In the event that the Parent consummates a Going Private Transaction (as hereinafter defined) during the Escrow Period, then the Escrowed Shares shall be converted into cash based on (A) the amount of any cash (including the aggregate principal amount of any debt security issued as consideration) paid as consideration and (B) the fair market value of any equity securities or securities convertible into equity securities issued as consideration that the Sellers would have received if the Escrowed Shares were converted into Subordinate Voting Shares immediately prior to such Going Private Transaction (as determined based on the definitive document for such Change of Control), which cash shall remain held in escrow in accordance with this Section 1.01(d). In the event the Parent consummates a Change of Control, then the Parent shall cause the acquiror in such Change of Control to agree in writing to (i) be bound by the terms and conditions of this Agreement as though it was an initial party hereto and (ii) in the case of a Change of Control that is a Going Private Transaction, deposit the new escrowed property with the Escrow Agent and Litigation Escrow Agent. During the Escrow Period, none of Lower Holdings (as hereinafter defined), Upper Holdings (as hereinafter defined), the Buyer, the Company or a Company Entity may consummate a Change of Control without the prior written consent of the Sellers’ Representative (which may be withheld in its sole discretion) except (i) for an internal reorganization which results in the equity securities of Lower Holdings, Upper Holdings, the Buyer or the Company being owned by a different wholly-owned subsidiary of the Parent or (ii) if the Parent and the Buyer provide a signed joint written instruction to the Sellers’ Representative, who shall then execute and provide the fully executed joint written instruction to the Escrow Agent authorizing the release of all the Escrowed Shares, or other consideration being held in escrow in lieu of the Escrow Shares, to the Sellers’ Representative (and the Buyer and Parent shall cause the Litigation Escrow Agent to release any consideration in lieu of Escrowed Shares (as described in Section 1.01(d)) being held in escrow by the Litigation Escrow Agent to the Sweis Parties). Notwithstanding the preceding sentence, any consideration in lieu of Escrowed Shares (as described in Section 1.01(d)) being held in escrow by the Litigation Escrow Agent shall remain subject to the Litigation Escrow Agreement, if still in effect.

(iv)     “Going Private Transaction” means the Parent’s consummation of a Change of Control and after such Change of Control (i) the Subordinate Voting Shares are no longer publicly traded on the CSE, NASDAQ, the New York Stock Exchange or any other nationally recognized Canadian or United States Stock Exchange (such exchanges, the “Eligible Exchanges”) and the consideration receivable for the Subordinate Voting Shares is not equity securities that are publicly traded on an Eligible Exchange or (ii) the Exchangeable Shares can no longer be exchanged for either Subordinate Voting Shares that are publicly traded on an Eligible Exchange or equity securities that are publicly traded on an Eligible Exchange. “Change of Control” means (i) a merger, acquisition or other transaction after which then current equity holders of the applicable Person (as hereinafter defined) own or control less than fifty percent (50%) of the surviving entity, provided that for purposes herein “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; (ii) a sale, a grant of exclusive license, transfer or other disposition of all or substantially all of the assets of the applicable Person or (iii) a sale, assignment or transfer of fifty percent (50%) or more of the voting capital securities of the applicable Person; provided that the conversion of the Parent’s multiple voting shares in accordance with their terms shall not constitute a Change of Control. Unless otherwise provided herein, if during the Escrow Period or the Earn-out Period there shall occur any Change of Control in which all of the issued and outstanding Subordinate Voting Shares of the Parent are converted into or exchanged for securities, cash or other property, then, following any such Change of Control, each Escrowed Share or Exchangeable Share issued in connection with the 2021 Earn-out or the 2022 Earn-Out shall thereafter be exchangeable in lieu of the Subordinate Voting Shares into which it was exchangeable prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Subordinate Voting Shares issuable upon conversion of one (1) Exchangeable Share immediately prior to such Change of Control would have been entitled to receive pursuant to such transaction.

(v)       During the Escrow Period, the Sellers’ Representative and its accountants and other representatives shall have full access to the books and records of the Revlon Facility, the personnel of and work papers prepared by Parent, the Buyer, or any controlled Affiliates of the Parent or the Buyer the Company or any Company Entity and/or their respective accountants, employees or other agents to the extent that they relate to the Revlon Facility and/or the satisfaction of the Revlon Target and to such historical financial information relating to the Revlon Facility and the Revlon Target as Sellers’ Representative may reasonably request for the purpose of determining compliance with this Section 1.01(d) and determining whether the Revlon Target is satisfied. If the Sellers’ Representative determines that the Revlon Target has been satisfied, then the Sellers’ Representative shall provide the Parent with written notice of its determination (the “Escrow Release Demand”) and the Parent shall have thirty days after its receipt of the Escrow Release Demand to agree or dispute in writing delivered to the Sellers’ Representative, in reasonable detail, whether the Revlon Target has been satisfied. If the Parent disputes that the Revlon Target has been satisfied during such thirty day period in accordance with the procedures set forth in this Section 1.01(d), the Buyer and the Sellers’ Representative shall have thirty days (or such longer period as they may mutually agree) to resolve any disputes of whether the Revlon Target has been satisfied. If the Sellers’ Representative and Parent are unable to so agree during such period, then such dispute shall be resolved in accordance with Section 10.08. If it is determined under this Section 1.01(d)(v) that the Revlon Target has been satisfied, then the Escrowed Shares (or other consideration held in escrow) shall be released from escrow in accordance with this Section 1.01(d).

(vi)      If after the date hereof the Company and the Sellers’ Representative agree that additional capital expenditures are required by Law (as it exists on the date hereof) in order to obtain a certificate of occupancy for the Revlon Facility and such capital expenditures are not described in the Revlon Plans, then the Buyer shall consummate such additional capital expenditures and the Buyer shall set off the amount of such additional capital expenditures (as such capital expenditures are paid by the Buyer) against each Promissory Note or the portion of the 2021 Earn-out or the 2022 Earn-out in accordance with each such Seller’s indemnification percentage set forth on the Funds Flow (the “Non-EBITDA Expenses”). If after the date hereof additional capital expenditures are required by Law (because of changes to the Law made after the date hereof) in order to obtain a certificate of occupancy for the Revlon Facility or due to change orders requested by the Buyer, then any and all such capital expenditures shall be paid for by the Buyer without any reduction to the Aggregate Consideration but the effect of any items of income or expense attributable to such capital expenditures shall be accounted for as set out in the definition of Adjusted EBIDTA.

(e)       Earnouts

(i)       Each Seller will receive its share (as set forth on the Funds Flow) of an amount determined by (A) first subtracting (1) $30,000,000, from (2) the Company’s 2021 Adjusted EBITDA and (B) second, multiplying the amount calculated in subclause (A) by Parent’s March 2022 Adjusted EBITDA Multiple (the “2021 Earn-out”) which is payable in Exchangeable Shares as described herein. “Company’s 2021 Adjusted EBITDA” means the Adjusted EBITDA of the Company and the Company Entities (on a consolidated basis) for the twelve-month period ending December 31, 2021. “Adjusted EBITDA” means (all as calculated in accordance with IFRS) income (loss) from operations (A) plus (1) fair value adjustments relating to biological assets, (2) interest, (3) taxes, (4) depreciation and amortization, (5) non-cash stock-based compensation, (6) acquisition and transaction related expenses and (7) other non-operating costs that are extraordinary, unusual or non-recurring in nature, (B) less lease expenses which are required to be capitalized, (C) excluding any losses of income from operations of the Company or the Company Entities attributable to capital expenditures made by the Company and the Company Entities at the request of Parent or Buyer (other than Non-EBITDA Expenses), (D) less any income from operations of the Company or the Company Entities attributable to capital expenditures made by the Company and the Company Entities at the request of Parent or Buyer (other than Non-EBITDA Expenses); provided that if any Company Entity included in the Adjusted EBITDA calculation has any minority owners, then the Adjusted EBITDA calculation for such Company Entity shall be proportionately reduced by the percentage of the then outstanding equity interest not owned, directly or indirectly, by the Company and; provided, further that prior to making any expenditure under either subclause (C) or (D) above, the Parent and the Buyer will provide written notice of such proposed action to the Sellers’ Representative at least ten (10) days prior to taking such proposed action and during the ten (10) day period thereafter the Parent, the Buyer and the Sellers’ Representative will discuss such proposed actions and use their good faith efforts to agree on such proposed action’s impact on the Adjusted EBITDA calculation (but if such Persons do not agree then the dispute will be submitted as part of the Earnout Disputed Amounts to the Independent Accountant). For purposes of clarity, all income (loss) from capital expenditures paid for under the Available Financing or the Seller Earn-out Notes shall be included in the definition of Adjusted EBITDA. “Parent’s March 2022 Adjusted EBITDA Multiple” means the amount determined by (a) dividing the Parent’s March 2022 Total Diluted Enterprise Value by Parent’s March 2022 Adjusted EBITDA and (b) multiplying the number determined pursuant to subclause (a) by .75. “Parent’s March 2022 Total Diluted Enterprise Value” means the total diluted enterprise value of Parent and all of its direct or indirect Affiliates (on a consolidated basis) calculated using the volume-weighted average price of the Parent’s publicly traded Subordinate Voting Shares (or any other publicly traded equity securities as described in Section 1.01(d)(iv)) on the CSE (or any other Eligible Exchange) from March 1, 2022 through March 31, 2022, using the “treasury method.” “Parent’s March 2022 Adjusted EBITDA” means the sum of (i) the Adjusted EBITDA of Parent and its direct or indirect Affiliates (calculated on a consolidated basis) for the twelve-month period ending December 31, 2021 and (ii) for each operating business acquired by Parent or any of its direct or indirect Affiliates during the twelve-month period ending December 31, 2021, the Adjusted EBITDA of such operating business prior to the closing of such acquisition. The amount of the 2021 Earn-out, if any, will be reduced by (i) the aggregate amount of any draws made between the Closing and December 31, 2021 under the Available Financing (as hereinafter defined) and (ii) the aggregate amount payable under any then outstanding Seller Earn-out Notes. The 2021 Earn-out, if any, will be payable in Exchangeable Shares which shares are exchangeable on a one-to-one basis for Subordinate Voting Shares (or any other publicly traded equity securities as described in Section 1.01(d)(iv)) that are listed on the CSE (or any other Eligible Exchange). The number of Exchangeable Shares issued to the Sellers (with each Seller receiving its pro rata portion of the 2021 Earn-out as set forth in the Funds Flow) will be determined by dividing the amount of the 2021 Earn-out by the 10-day volume-weighted average price of the Parent’s publicly reported stock prices as of March 31, 2022 (rounded up for any fractional shares and calculated based on the exchange rate as of March 31, 2022). An example of the calculation of the 2021 Earn-out is set forth on Exhibit G.

(ii)       Each Seller will receive its pro rata share (as set forth on the Funds Flow) of an amount determined by (A) first subtracting (1) the greater of $30,000,000 or the Company’s 2021 Adjusted EBITDA (calculated for the avoidance of doubt without regard to the reduction described in subclause (A)(1) of the first sentence of Section 1.01(e)(i)) from (2) the Company’s 2022 Adjusted EBITDA and (B) multiplying the amount determined in accordance with subclause (A) by Parent’s March 2023 Adjusted EBITDA Multiple (the “2022 Earn-out”) which is payable in Exchangeable Shares as described herein. “Company’s 2022 Adjusted EBITDA” means the Adjusted EBITDA of the Company and each Company Entity (on a consolidated basis) for the twelve-month period ending December 31, 2022. “Parent’s March 2023 Adjusted EBITDA Multiple” means the amount determined by (a) dividing the Parent’s March 2023 Total Diluted Enterprise Value by Parent’s March 2023 Adjusted EBITDA and (b) multiplying the number determined pursuant to subclause (a) by .75. “Parent’s March 2023 Total Diluted Enterprise Value” means the total diluted enterprise value of Parent and its direct or indirect Affiliates (on a consolidated basis) calculated using the volume-weighted average price of the Parent’s publicly traded Subordinate Voting Shares (or any other publicly traded equity securities as described in Section 1.01(d)(iv)) on the CSE (or any other Eligible Exchange) from March 1, 2023 through March 31, 2023, using the “treasury method”. “Parent’s March 2023 Adjusted EBITDA” means the sum of (i) the Adjusted EBITDA of Parent and its direct or indirect Affiliates (calculated on a consolidated basis) for the twelve-month period ending December 31, 2022 and (ii) for each operating business acquired by Parent or any of its direct or indirect Affiliates during the twelve-month period ending December 31, 2022, the Adjusted EBITDA of such operating business prior to the closing of such acquisition. The amount of the 2022 Earn-out, if any, will be reduced by (i) the aggregate amount of any draws made between the January 1, 2022 and December 31, 2022 under the Available Financing and (ii) the aggregate amount payable under any then outstanding Seller Earn-out Notes; provided that the aggregate amount payable of any Seller Earn-out Note which reduced the 2021 Earn-out shall not be deemed outstanding or reduce the calculation of the 2022 Earn-out; provided further that the aggregate amount of any draws made between the January 1, 2021 and December 31, 2022 under the Available Financing, that were not deducted from the 2021 Earn-out because they would have made the 2021 Earn-out a negative number will be deducted from the 2022 Earn-out. The 2022 Earn-out, if any, will be payable in Exchangeable Shares which shares are exchangeable on a one-to-one basis for Subordinate Voting Shares (or any other publicly traded equity securities as described in Section 1.01(d)(iv)) that are listed on the CSE (or any other Eligible Exchange). The number of Exchangeable Shares issued to the Sellers (with each Seller receiving its pro rata portion of the 2022 Earn-out as set forth in the Funds Flow) will be determined by dividing the amount of the 2022 Earn-out by the 10-day volume-weighted average price of the Parent’s publicly reported stock prices as of March 31, 2023 (rounding up for any fractional shares and as converted into US dollars based on the exchange rate as of March 31, 2023). An example of the calculation of the 2022 Earn-out is set forth on Exhibit G.

(iii)       The aggregate dollar amount of the 2021 Earn-out and the 2022 Earn-out will not exceed $300,000,000, less (A) any reductions to the 2021 Earn-out or the 2022 Earn-out as described in Section 1.01(e)(i) and Section 1.01(e)(ii), as applicable, and (B) the amount of any consideration received by the Sellers’ Representative under Section 1.01(e)(xi) and set forth in Schedule 1.01(e)(xi) for an entity undergoing a Change of Control.

(iv)       On or before April 10, 2021 or 2022 (as applicable), Parent shall prepare and deliver to Sellers’ Representative the calculation of the 2021 Earn-out or the 2022 Earn-out (as applicable) along with the underlying calculations of the Company’s 2021 Adjusted EBITDA, the Company’s 2022 Adjusted EBITDA, the Parent’s March 2022 Total Diluted Enterprise Value, the Parent’s March 2023 Total Diluted Enterprise Value, the Parent’s 2022 Adjusted EBITDA and the Parent’s 2023 Adjusted EBITDA (all as applicable) which shall also set forth whether the 2021 Earn-out or the 2022 Earn-out is due and the amount of the 2021 Earn-out or the 2022 Earn-out (as applicable) in accordance with the terms hereof (the “Earnout Statement”). After receipt of the Earnout Statement, Sellers’ Representative shall have thirty (30) days (the “Earnout Statement Review Period”) to review the Earnout Statement. During the Earnout Statement Review Period, Sellers’ Representative and its accountants and other representatives shall have full access to the books and records of the Company, each Company Entity, the Buyer and the Parent, the personnel of and work papers prepared by Parent, Buyer, the Company and each Company Entity and/or their respective accountants, employees and agents to the extent that they relate to the Earnout Statement (and the calculations set forth therein) and to such historical financial information relating to the Earnout Statement (and the calculations set forth therein) as Sellers’ Representative may reasonably request for the purpose of reviewing the Earnout Statement and to prepare an Earnout Statement Notice of Objections (defined below).

(v)       On or prior to the last day of the Earnout Statement Review Period, Sellers’ Representative may object to the Earnout Statement by delivering to Parent a written statement setting forth its objections in reasonable detail, indicating each disputed item or amount and the basis for its disagreement therewith (the “Earnout Statement Notice of Objections”). If Sellers’ Representative fails to deliver the Earnout Statement Notice of Objections before the expiration of the Earnout Statement Review Period, the Earnout Statement shall be deemed to have been accepted by Sellers’ Representative absent manifest error, fraud or intentional misconduct .. If Sellers’ Representative delivers the Earnout Statement Notice of Objections before the expiration of the Earnout Statement Review Period, Parent and Sellers’ Representative shall negotiate in good faith to resolve such objections within thirty (30) days after the delivery of the Earnout Statement Notice of Objection (the “Earnout Resolution Period”), and if the same are so resolved within the Earnout Resolution Period, the Earnout Statement with such changes as may have been previously agreed in writing by Parent and Sellers’ Representative shall be final and binding.

(vi)       If Sellers’ Representative and Parent fail to reach an agreement with respect to all of the matters set forth in the Earnout Statement Notice of Objections before expiration of the Earnout Resolution Period, then any amounts remaining in dispute (“Earnout Disputed Amounts”) shall be submitted for resolution to Ovist & Howard, CPAs (the “Independent Accountant”) who, acting as experts and not arbitrators, shall resolve the Earnout Disputed Amounts only and make any adjustments to the 2021 Earn-out or the 2022 Earn-out and the related Earnout Statement. The Independent Accountant shall only decide the Earnout Disputed Amounts and its decision for each Earnout Disputed Amount must be within the range of values assigned to each such item in the Earnout Statement and the Earnout Statement Notice of Objections, respectively. If any unresolved Earnout Disputed Amounts are submitted to the Independent Accountant, the Parent and the Sellers’ Representative shall each furnish to the Independent Accountant such work papers, schedules and other documents and information relating to the Earnout Disputed Amounts as the Independent Accountant may reasonably request. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by the Parent and the Sellers’ Representative, and not by independent review. The Independent Accountant shall have full access to Parent’s, Buyer’s, the Company’s and each Company Entity’s, books and records used in preparing the Earnout Statement and shall have access to interview relevant managers and employees of Parent, Buyer, the Company or each Company Entity during normal working hours.

(vii)    The fees and expenses of the Independent Accountant shall be paid by the Sellers’ Representative (on behalf of the Sellers), on the one hand, and by Parent, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers’ Representative or Parent, respectively, bears to the aggregate amount actually contested by Sellers’ Representative and Parent.

(viii)    The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the Sellers’ Representative and the Parent shall agree in writing) after their engagement, and their resolution of the Earn-out Disputed Amounts and their adjustments to the Earn-out Statement and the 2021 Earn-out or the 2022 Earn-out shall be conclusive and binding upon the Parties, absent fraud or intentional misconduct or except in case of manifest error in which case the determination made by the Independent Accountant shall be remitted to the Independent Accountant for correction. In connection with such determination, the Independent Accountant will deliver a report setting forth in reasonable detail, its determination of the Earn-out Disputed Amounts.

(ix)      If the 2021 Earn-out or the 2022 Earn-out is payable pursuant to this Section 1.01(e), Buyer will, within five (5) Business Days after the determination of the amount thereof (whether by mutual agreement of Parent and Sellers’ Representative or by the Independent Accountant), issue the Exchangeable Shares to the Sellers as described in Section 1.01(e)(i) or Section 1.01(e)(ii) (as applicable), and for purposes of clarity, if any portion of the 2021 Earn-out or the 2022 Earn-out contains amounts which are disputed and amounts which are not disputed, as described herein, the Buyer will issue the applicable number of Exchangeable Shares to the Sellers as described herein with respect to any amounts which are not disputed.

(x)       From the Closing Date until January 1, 2023 (such period of time, the “Earn-out Period”), the Company and each Company Entity shall (and the Parent, the Buyer and their respective Affiliates shall cause the Company and each Company Entity to): (1) remain as a standalone entity; (2) consummate the capital expenditures set forth in the Project Plans; (3) conduct the business of the Company and the Company Entities in accordance with the Annual Budget (except that the Company and the Company Entities may make capital expenditures in addition to those set forth in the Project Plans and the Annual Budget, so long as such capital expenditures will not have a negative effect on the Company’s Adjusted EBITDA); and (4) [**********] [**********] the Company and each Company Entity shall (and the Parent and the Buyer shall cause the Company and each Company Entity to) use its commercially reasonable efforts to maximize Adjusted EBITDA during the Earn-out Period; provided that the business of the Company and the Company Entities and the expansion of the facilities used in their businesses need only be carried out in accordance with the Annual Budget, the Project Plans and any other capital expenditures agreed to under this Agreement. Subject to the terms of this Section 1.01(e)(x), the Company and each Company Entity shall not (and the Parent, the Buyer and their respective Affiliates shall cause the Company and each Company Entity not to) take or omit to take any action (1) which would knowingly or reasonably be expected to have a material adverse effect on the Company, a Company Entity or any of their respective business, Adjusted EBITDA, the 2021 Earn-out or the 2022 Earn-out or (2) for the purpose of reducing or minimizing Adjusted EBITDA or the amount of the 2021 Earn-out or the 2022 Earn-out. Each of Buyer and Parent further agrees that the business of the Company and each Company Entity and the expansion of those businesses and the products sold by any Company Entity in the ordinary course will be carried out in accordance with the Project Plans and the Annual Budget, unless otherwise required by applicable Law. In the event of a Material Adverse Effect which occurs after the Closing, Parent and the Sellers’ Representative agree to negotiate in good faith to make equitable adjustments to this Section 1.01(e) to compensate for the effects of any such Material Adverse Effect. Without limiting the generality set forth herein, each of Buyer and Parent agrees to adequately fund and support the continuing operations of the business of the Company and each Company Entity in a manner consistent with the Project Plans and the Annual Budget. In addition to and without limiting the generality of the foregoing, each of Buyer and Parent agrees to operate the business of the Company and each Company Entity consistent with the following general guidelines: (1) all decisions regarding the operations of the Company’s or any Company Entity’s business and the Company or any Company Entity that could reasonably have a material effect on Adjusted EBITDA will be made only after consultation with the Sellers’ Representative, which shall include, but not be limited to: (A) [**********] [**********] (C) approving significant customers and material sales contracts; (D) approving the Company’s and each Company Entity’s material vendors and suppliers; (E) setting marketing and sales budgets (provided that they are consistent with the Company Business Plan); and (2) all material changes to product pricing and all material changes to cannabis strains will require the consent of the Sellers’ Representative.

[**********]

(xi)       In the event the Parent consummates a Change of Control after the date hereof but before the expiration of the Earn-out Period which is a Going Private Transaction, then the 2021 Earn-out and the 2022 Earn-out will be calculated in accordance with this Section 1.01(e)(xi). The amount of the 2021 Earn-out, if not already paid, will be determined by multiplying the Company’s 2021 Adjusted EBITDA (calculated with the reductions described in subclause (A) of the first sentence of Section 1.01(e)(i)) by the Adjusted EBITDA multiple used to value the Parent in such Going Private Transaction and the amount of the 2022 Earn-out will be determined by multiplying the Company’s 2022 Adjusted EBITDA (calculated with the reductions described in subclause (A) of the first sentence of Section 1.01(e)(ii)) by the Adjusted EBITDA multiple used to value the Parent in such Going Private Transaction, with both the 2021 Earn-out, if not already paid, and the 2022 Earn-out being payable in cash. In the event of any of the Parent consummates a Change of Control, then the Parent shall cause the acquiror in such Change of Control to agree in writing to (i) be bound by the terms and conditions of this Agreement as though it was an initial party hereto and (ii) cause such acquiror to comply with the obligations set forth herein. During the Earn-out Period, none of Lower Holdings, Upper Holdings, the Buyer, the Company or a Company Entity may consummate a Change of Control or transfer, sell or otherwise dispose of any of the licenses listed on Schedule 1.01(e)(xi) without the prior written consent of the Sellers’ Representative (which may be withheld in its sole discretion) unless concurrently with such Change of Control or other transaction, the Sellers’ Representative receives the consideration set forth in Schedule 1.01(e)(xi) for the licenses directly or indirectly held by the entity or entities undergoing such Change of Control or the license(s) which is sold, transferred or otherwise disposed of.

(xii)       During the Earn-out Period, the Company and each Company Entity shall invite Sellers’ Representative to attend all meetings of its Board of Managers (or other similar governing body) in a non-voting observer capacity and, in this respect, shall provide Sellers’ Representative copies of all notices, minutes, consents and other materials that it provides to its members of its governing body at the same time and in the same manner as provided to such Persons.

(xiii)       The contingent right to receive the 2021 Earn-out and the 2022 Earn-out will not be represented by any form of certificate or other instrument, is not transferable, except a transfer as an operation of Law, and until received, does not constitute an equity or ownership interest in Buyer, Parent, the Company or the Company Entities. Each Seller will not have any rights as a security holder of Buyer, Parent, the Company, or the Company Entities as a result of such Seller’s contingent right to receive its portion of the 2021 Earn-out or the 2022 Earn-out. No interest is payable with respect to the 2021 Earn-out or the 2022 Earn-out, unless such payment is not made when due, in which case any earn-out payment due will bear interest at a rate of 10% per annum from the due date; provided that if any portion of an earn-out payment is being disputed in good faith, interest will not accrue on such portion unless and until such portion is finally determined to be payable as described herein.

(xiv)       Buyer and Sellers recognize and agree that the earn-out payments made to Sellers in the form of Exchangeable Shares under this Section 1.01(e), if any, (A) subject to Section 483 of the Code, will be treated as a receipt of stock by Sellers for purposes of Section 351(b) of the Code if and when such earn-out payment is actually made, and (B) shall not be treated as a receipt of other property or money for purposes of Section 351(b) of the Code.

(xv)       All Exchangeable Shares (and any resulting Subordinate Voting Shares) issued as an earn-out payment under this Section 1.01(e) will be freely tradeable upon issuance subject to a full 4 month hold period in accordance with tradeable upon issuance subject to a full 4 month hold period in accordance with Canadian securities laws.

(xvi)       An amount not to exceed [**********] of the 2021 Earn-out and the 2022 sensitive information Earn-out may be payable to certain employees of the Company and the Company Earn Entities on terms to be mutually agreed upon by the Parties. Between the date of amount execution of this Agreement and the Closing Date, the Buyer, the Parent and the Company will use good faith efforts to mutually agree upon the terms of such payment.

(f)       Seller Funding. In the event that after the Closing, any Seller desires to provide additional cash to the Company or any Company Entity during the Earn-out Period in order to enable the Company and the Company Entities to increase the likelihood that the Company and the Company Entities satisfy the Revlon Target or increase the 2021 Earn-out or the 2022 Earn-out, then, unless the Parent and the Buyer reasonably determine that such additional cash will not enable the Company and the Company Entities to increase the likelihood that the Company and the Company Entities satisfy the Revlon Target or increase the 2021 Earn-out and/or the 2022 Earn-out, such Seller shall be permitted to loan additional cash to the Company up to a maximum amount of $10,000,000, in the form of a promissory note substantially similar to the Promissory Notes except that the interest rate will be the then current applicable federal rate determined in accordance with Section 1274(d)(1) of the Code and principal and any accrued and unpaid interest on each such promissory note shall be payable on March 31, 2023 (the “Seller Earn-out Notes”). Each Seller Earn-out Note shall be secured by the Pledge Agreement. In the event that either the Company or a Company Entity proposes (or the Parent, the Buyer or any of their respective Affiliates proposes that the Company or any other Company Entity) to incur material additional capital expenditures, the Parent shall give the Sellers fifteen (15) days prior written notice before completing such capital expenditure, and any Seller shall have a right to fund such capital expenditure via a Seller Earn-out Note by funding a Seller Earn-out Note within fifteen (15) days of receipt of such written notice.

(g)       As a condition to the issuance of Stock Consideration to any Seller, such Seller must enter into both (i) an exchange rights agreement substantially in the form attached hereto as Exhibit H setting forth the rights and obligations of the Stock Consideration and the Exchangeable Shares issued as payment of the 2021 Earn-out or the 2022 Earn-out (the “Exchange Rights Agreement”), and (ii) a lock-up agreement substantially in the form attached hereto as Exhibit I pursuant to which the Stock Consideration will be subject to lock-up restriction, with 20% of the aggregate amount of such shares (rounded up for fractional shares) being released from lock-up restrictions 6 months after the Closing Date and 20% of the aggregate amount of such shares (rounded up for fractional shares) being released from lock-up restriction at the end of each 90-day period thereafter (collectively, the “Lock-Up Agreements”).

(h)       All Exchangeable Shares (and resulting Subordinate Voting Shares) will be subject to applicable legal restrictions and United States and Canadian Securities Laws and applicable stock exchange Rules.

ARTICLE II

CLOSING

Section 2.01 Closing. The consummation of the transactions contemplated by this Agreement (the “Closing”) will take place remotely via the electronic exchange of documents and signatures as soon as practicable following the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time) and in any event within three (3) Business Days thereafter or on such other date as Buyer and Sellers’ Representative may mutually agree in writing but no sooner than March 12, 2021 (the “Closing Date”), and at such place or manner as Buyer and Sellers’ Representative may mutually agree in writing. The Closing will be deemed to occur at 12:01 a.m., Eastern Standard Time, on the Closing Date (the “Effective Time”).

Section 2.02 Seller Closing Deliverables. At the Closing (or prior to the Closing, if specified below), Seller(s) and the Company, as applicable, will deliver to Buyer and Parent the following:

(a)             executed assignments in customary form transferring the Company Interests to Buyer;

(b)       a certificate of good standing for the Company and each Company Entity issued by the applicable governmental entity from its state of organization;

(c)       all Closing Approvals (as hereinafter defined) marked with an asterisk in Schedule 3.05 and Schedule 4.04 (the “Required Closing Approvals”) in forms satisfactory to Buyer and the Sellers’ Representative in each of their reasonable discretion;

(d)       written evidence, in form satisfactory to Buyer in its reasonable discretion, of the release of all Encumbrances on or relating to the Company Interests other than Permitted CI Encumbrances;

(e)       at least one (1) Business Day prior to the Closing Date, a funds flow prepared in good faith by the Company setting forth, in reasonable detail, (i) the Estimated Amount and the other items described in Section 1.01(b), (ii) an update to Exhibit A (setting forth revised numbers and percentages, including each Seller’s revised indemnification percentage (which percentage will be determined by dividing the aggregate amount of consideration received by such Seller by the Aggregate Consideration) after taking into account the Estimated Amount and the other items described in Section 1.01(b)) and (iii) payment instructions with respect to each of the cash payments set forth therein (the “Funds Flow”);

(f)       a certificate of an officer of the Company certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by the managers of the Company authorizing the execution, delivery and performance of this Agreement and the Transaction Documents (as hereinafter defined) to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; (ii) that attached thereto are true and complete copies of the Company’s articles of organization and the Company LLC Agreement, and that all such documents are in full force and effect, and (iii) the names and signatures of the managers or officers of the Company authorized to sign this Agreement and each Transaction Document to which it is a party;

(g)       a certificate of an authorized person of each of TJV and FCC: (i) that attached thereto are true and complete copies of all resolutions adopted by the governing body of such Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; and (ii) the names and signatures of the authorized persons of such Seller authorized to sign this Agreement and the other documents to be delivered hereunder; and in the case of each Seller that is not an individual (other than TJV and FCC), a copy of all resolutions adopted by the governing body of such Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

(h)       an executed Lock-Up Agreement from each Seller;

(i)       an Exchange Rights Agreement executed by each Seller;

(j)        if requested by Buyer in writing prior to Closing, resignations, effective as of the Closing, of the officers, directors or managers of the Company and each Company Entity (other than as described in Section 2.02(o) and Section 2.02(p) below);

(k)       a waiver of all transfer restrictions under the Company’s limited liability company operating agreement executed by all Sellers;

(l)        investor certificates and subscription agreement in the form attached hereto as Exhibit J;

(m)      a CD-Rom or thumb drive containing electronic copies of all documents in the electronic data site as of Closing;

(n)       an IRS Form W-9 of the Company and for each Seller;

(o)       a resignation from each member of the Board of Directors of each Licensed Entity and evidence that the Board of Directors of each Licensed Entity has approved and/or taken the actions described in Section 7.02(f) applicable to such entity;

(p)       a resignation from each of [**********] as an employee of, and member of the Board of Directors of, the Company and each Company Entity, as applicable;

(q)       such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement, including those required to be delivered under Section 7.02;

(r)       an amendment to the lease for the office space in Glendale, Arizona, that provides that the leased premises can be used in support of a recreational marijuana dispensary, as well as a medical marijuana dispensary; and

(s)       an agreement terminating the commission agreement

[**********]

Section 2.03 Buyer Closing Deliverables. At the Closing, Parent and Buyer shall deliver or cause to be delivered to Sellers the following:

(a)       each Seller’s share of the Cash Consideration, the Stock Consideration and the Promissory Notes as set forth on the Funds Flow;

(b)       a certificate of an officer of each of Parent and Buyer certifying: (i) that attached thereto are true and complete copies of all resolutions adopted by their respective board of directors authorizing the execution, delivery and performance of this Agreement and the Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby; (ii) that attached thereto are true and complete copies of the Buyer’s organizational documents, as amended and the Parent’s organizational documents, and that all such documents are in full force and effect and (iii) the names and signatures of its officers authorized to sign this Agreement, and the Transaction Documents to which it is a party;

(c)       evidence of the filing of the Buyer’s Amended and Restated Articles of Incorporation in form attached hereto as Exhibit K and the approval of the Buyer’s Bylaws in the form attached hereto as Exhibit L;

(d)       the Exchange Rights Agreement executed by Buyer and Parent;

(e)       the Lock-Up Agreements executed by Buyer and Parent;

(f)       the Pledge Agreement executed by Buyer;

(g)       a release of all Encumbrances granted in the Bridge Financing and a termination of all Contracts evidencing such Encumbrances; and

(h)       such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to the Sellers’ Representative, as may be required to give effect to this Agreement, including those required to be delivered under Section 7.03.

Section 2.04 Withholding. Notwithstanding anything to the contrary in this Agreement, Buyer or the Company (as appropriate) will be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Seller or any other Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) or any provision of applicable Law. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes of this Agreement as having been paid to Seller or such other Person in respect of which such deduction and withholding was made. As used in this Agreement, “Person” refers to any Governmental Authority, natural person, association, joint venture, partnership, corporation, limited liability company, trust or other entity.

Section 2.05 Preparation of Post-Closing Adjustment Statement.

(a)       Within 90 days following the Closing Date (or such other date as is mutually agreed to by Sellers’ Representative and Buyer in writing), Buyer will prepare and deliver to the Sellers’ Representative: (i) a draft consolidated balance sheet of the Company and the Company Entities as of the Closing Date (but without giving effect to any actions taken by or at the direction of Buyer on the Closing Date after the Closing has occurred); (ii) based on such balance sheet, Buyer’s calculation of the consolidated actual Working Capital; (iii) based on such balance sheet, the Buyer’s calculation of the actual Capex Cash and (iv) the actual amount of the Applicable Expenses as of the Closing (the “Actual Amount”) (such delivery, the “Draft Post-Closing Adjustment Statement”). The Draft Post-Closing Adjustment Statement will be prepared in accordance with the Company’s and the Company Entities’ past practice and the policies described in Schedule 2.05(a) and will include reasonable detail on the computation thereof. If the Buyer fails to deliver the Draft Post-Closing Adjustment Statement within the aforementioned 90 day period (or such other period as mutually agreed to by Sellers’ Representative and Buyer in writing), no adjustment to the Aggregate Consideration will be made under Section 2.06, unless Sellers’ Representative notifies Buyer to the contrary in writing (which will contain the Sellers’ Representative’s proposed Draft Post-Closing Adjustment Statement prepared as described herein) within 45 days after the expiration of the aforementioned 90 day period (or such other period as mutually agreed to by Sellers’ Representative and Buyer, in writing) and in such instance the provisions of this Section 2.05 shall apply mutatis mutandis unless otherwise noted herein. “Capex Cash” means all cash and cash equivalents of the Company and the Company Entities, plus the amount of all checks received by the Company or a Company Entity that as of the Closing have not cleared, but excluding all draws under the Bridge Financing which the Company has received prior to the Closing but as of the Closing had not been spent by the Company. “Working Capital” means (i) the sum of (A) Cash, (B) the Accounts Receivable (net of reserves for doubtful accounts), (C) the Inventory and (D) the Other Current Assets minus (ii) the sum of (A) the Accounts Payable and (B) the Accrued Liabilities; provided that the Working Capital shall exclude without duplication, any asset or liability related to or included in the determination of the Actual Amount or the Capex Cash not in excess of the Target Capex Cash, the computation of which is more fully illustrated on Exhibit M. “Cash” means either (i) zero (if there is no excess as described in subclause (ii)) or (ii) the excess, if any, of (A) all cash and cash equivalents of the Company and the Company Entities, including any checks received by the Company or a Company Entity that as of the Closing which have not cleared, but excluding all draws under the Bridge Financing which the Company has received prior to the Closing but as of the Closing had not been spent by the Company over (B) the Target Capex Cash. “Accounts Receivable” mean all accounts and notes receivable of the Company and the Company Entities other than accounts or notes receivable from a Seller, the Company, a Company Entity or any of their respective Affiliates. “Inventory” means all raw materials, ingredients and finished goods inventory of the Company and the Company Entities, except for mature cannabis inventory that as of the Closing cannot be sold under applicable Law and unharvested plant material. “Other Current Assets” mean all current assets of the Company and the Company Entities, including prepaid expenses and deposits of the Company and the Company Entities other than Cash, Capex Cash, Accounts Receivable, and Inventory. “Accounts Payable” mean all accounts payable of the Company and the Company Entities as of the Closing Date (other than Applicable Expenses), plus the amount of all checks written on the Company’s and the Company Entities’ “zero balance” or other bank accounts, if any, which on or prior to the Closing have not cleared as of the Closing but exclusive of any accounts payable to a Seller, the Company, a Company Entity or any of their respective Affiliates. “Accrued Liabilities” mean (i) all accrued expenses of the Company and the Company Entities (other than any expenses which have been included as either Applicable Expenses or Accounts Payable) and (ii) overdrafts on any bank account and reimbursement obligations arising from actions which occurred prior to the Closing under any credit facility of the Company and the Company Entities which remains outstanding after Closing. Except as otherwise expressly provided, as used in this Section 2.05, Accounts Payable, Accounts Receivable, Accrued Liabilities, Cash, Inventory, Other Current Assets and Working Capital of the Company and the Company Entities will mean the amounts determined in accordance with this Agreement.

(b)       The Sellers’ Representative will have 45 days to review the Draft Post-Closing Adjustment Statement following receipt of it. The Sellers’ Representative must notify the Buyer in writing if the Sellers’ Representative has any objections to the Draft Post-Closing Adjustment Statement within such period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute. During the period beginning on the Closing Date and ending on the expiration of the 45 day period described in this Section 2.05(b), Sellers’ Representative and its accountants and other representatives shall have full access to the books and records of (i) the Company and each Company Entity and (ii) the Buyer, the Parent or any of their respective Affiliates that directly or indirectly own the Buyer or the Company (for all entities described in this subclause (ii), solely as it relates to the Company or a Company Entity), the personnel of (during normal working hours) and work papers prepared by Parent, Buyer, any Affiliate of the Buyer or the Parent, the Company and each Company Entity and/or their respective accountants, employees and agents to the extent that they relate to the Draft Post-Closing Adjustment Statement (and the calculations set forth therein) and to such historical financial information relating to the Draft Post-Closing Adjustment Statement (and the calculations set forth therein) as Sellers’ Representative may reasonably request for the purpose of reviewing the Draft Post-Closing Adjustment Statement and to prepare a notice of objection as described in this Section 2.05(b).

(c)       If the Sellers’ Representative sends a notice of objection in accordance with Section 2.05(b), the Sellers’ Representative, on the one hand, and the Buyer and Parent, on the other hand, will negotiate in good faith to resolve such objections within 30 days following receipt of the notice of objection. Failing resolution of any objection raised by the Sellers’ Representative, only the amount(s) in dispute will be submitted for determination to the Independent Accountant. The determination of the Independent Accountant of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute will be final and binding upon the Parties and the Sellers’ Representative and will not be subject to appeal, absent manifest error, fraud or intentional misconduct. The Independent Accountant will be deemed to be acting as experts and not as arbitrators. Notwithstanding the foregoing, the determination of the Independent Accountant of the amount(s) in dispute will in no event be more favorable to the Buyer than reflected in the Draft Post-Closing Adjustment Statement delivered by the Buyer or more favorable to the Sellers than shown in the proposed changes to the Draft Post-Closing Adjustment Statement delivered by the Sellers’ Representative under its notice of objection. The Independent Accountant shall resolve the disputed items based solely on the applicable definitions and other terms in this Agreement and the presentations by the Buyer and the Sellers’ Representative, and not by independent review. During the review by the Independent Accountant, the Independent Accountant shall have full access to the personnel of (during normal working hours) (i) the Company and each Company Entity and (ii) the Buyer, the Parent or any of their respective Affiliates that directly or indirectly own the Buyer or the Company (for all entities described in this subclause (ii), solely as it relates to the Company or a Company Entity) and the books and records and workpapers used in preparing the Draft Post-Closing Adjustment Statement (and the calculations set forth therein) and to such historical financial information relating to the Draft Post-Closing Adjustment Statement (and the calculations set forth therein) of the Company, each Company Entity, the Buyer, the Parent and any of their respective Affiliates. The Independent Accountant shall make a determination as soon as practicable within thirty (30) days (or such other time as the Sellers’ Representative and the Buyer shall agree in writing) after their engagement, and its resolution of the any disputes and their adjustments to the Draft Post-Closing Adjustment Statement shall be conclusive and binding upon the Parties, absent fraud or except in case of manifest error in which case the determination made by the Independent Accountant shall be remitted to the Independent Accountant for correction. In connection with such determination, the Independent Accountant will deliver a report setting forth in reasonable detail, its determination of the disputes and the corresponding changes to the Draft Post Closing Adjustment Statement which shall become the “Final Post-Closing Adjustment Statement”, absent manifest error, fraud or intentional misconduct.

(d)       If the Sellers’ Representative does not notify the Buyer of any objection to the Draft Post-Closing Adjustment Statement within the 45 day period set forth in Section 2.05(c), the Sellers will be deemed to have accepted and approved the Draft Post-Closing Adjustment Statement and such Draft Post-Closing Adjustment Statement will be final, conclusive and binding upon the Parties and the Sellers’ Representative, absent manifest error, fraud or intentional misconduct and will become the “Final Post-Closing Adjustment Statement” on the next Business Day following the end of such period. Alternatively, if Buyer does not deliver a Draft Post-Closing Adjustment Statement under Section 2.05(a) and the Sellers’ Representative does not object as described in Section 2.05(a) there will be no adjustment to the Aggregate Consideration under this Section 2.05, which will be final, conclusive and binding upon the Parties and the Sellers’ Representative absent manifest error, fraud or intentional misconduct.

(e)       If the Sellers’ Representative sends a notice of objection in accordance with Section 2.05(c) and the Sellers’ Representative and the Buyer come to agreement on the disputes without submitting such disputes to the Independent Accountant, then the Sellers’ Representative and Buyer will revise the Draft Post-Closing Adjustment Statement to reflect their agreement within five (5) Business Days following such final agreement. Such revised Draft Post-Closing Adjustment Statement will be final, conclusive and binding upon the Parties and the Sellers’ Representative and such revised Draft Post-Closing Adjustment Statement will become the “Final Post-Closing Adjustment Statement” on the next Business Day following revision of the Draft Post-Closing Adjustment Statement under this Section 2.05(e).

(f)       Except as otherwise set forth herein, the Sellers’ Representative (on behalf of the Sellers) and the Buyer will each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft Post-Closing Adjustment Statement. In the case of a dispute and the retention of the Independent Accountant to determine such amount(s) in dispute, the fees and expenses of the Independent Accountant shall be paid by the Sellers’ Representative (on behalf of the Sellers), on the one hand, and by Buyer, on the other hand, based upon the percentage that the amount actually contested but not awarded to the Sellers or Buyer, respectively, bears to the aggregate amount actually contested by the Sellers’ and Buyer. However, the Sellers and the Buyer will each bear their own costs in presenting their respective cases to such Accounting Firm.

(g)       The Parties agree that the procedure set forth in this Section 2.05 for resolving disputes with respect to the Draft Post-Closing Adjustment Statement is the sole and exclusive method of resolving such disputes absent manifest error, fraud or intentional misconduct. Subject to Section 10.08 (except the requirement to arbitrate), this Section 2.05(g) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.05 or to enforce the determination of the Independent Accountant.

Section 2.06 Purchase Price Adjustments.

(a)       The aggregate amount of Promissory Notes will be decreased on a dollar-for-dollar basis, to the extent that the Working Capital as determined from the Final Post-Closing Adjustment Statement (“Final Closing Working Capital”) is less than the Estimated Working Capital (with each Seller’s Promissory Note being reduced by its pro rata share of such shortfall as set forth in the Funds Flow of such difference).

(b)       If the Final Closing Working Capital is more than the Estimated Working Capital, the Buyer will pay to the Sellers the amount of such excess in cash (with each Seller receiving its pro rata share of such excess as set forth in the Funds Flow).

(c)       If the Capex Cash as set forth in the Final Post-Closing Adjustment Statement (the “Final Capex Cash”) is less than either the Target Capex Cash (if there was no adjustment pursuant to Section 1.01(b)) or the Estimated Capex Cash (if there was an adjustment pursuant to Section 1.01(b)), then the aggregate principal amount of Promissory Notes will be decreased on a dollar-for-dollar basis, by such shortfall (with each Seller’s Promissory Note being reduced by such Seller’s pro rata portion of such shortfall as set forth in the Funds Flow).

(d)       The aggregate principal amount of Promissory Notes will be decreased on a dollar-for-dollar basis, to the extent that the Actual Amount as determined from the Final Post-Closing Adjustment Statement (the “Final Amount”) is greater than the Estimated Amount (with each Seller’s Promissory Note being reduced by its pro rata share of such amount as set forth in the Funds Flow).

(e)       The aggregate amount of Promissory Notes will be increased on a dollar-for-dollar basis, to the extent that the Final Amount is less than the Estimated Amount (with each Seller’s Promissory Note being increased by its pro rata share of such excess as set forth in the Funds Flow).

(f)       Any cash amounts to be paid directly by the Buyer under this Section 2.06 will be paid by wire transfer of immediately available funds within one (1) Business Day after the Draft Post-Closing Adjustment Statement becomes the Final Post-Closing Adjustment Statement. Any set off against or increase to the Promissory Notes will be made immediately after the Draft Post-Closing Adjustment Statement becomes the Final Post-Closing Adjustment Statement.

Section 2.07 Sellers’ Representative.

(a)       By its execution of this Agreement, each Seller hereby irrevocably appoints Sellers’ Representative as the representative, attorney-in-fact and agent of such Seller in connection with the transactions contemplated by this Agreement and in any litigation or arbitration involving this Agreement solely with respect to actions and decisions required to be taken by the Sellers (as a group). In connection therewith, Sellers’ Representative is authorized to do or refrain from doing all further acts and things, and to execute all such documents as Sellers’ Representative shall deem necessary or appropriate, and shall have the power and authority to: (i) act for all Sellers (as a group) with regard to all matters pertaining to this Agreement; (ii) act for all Sellers (as a group) to transact matters of arbitration or litigation with regard to all matters pertaining to this Agreement; (iii) receive funds, make payments of funds, and give receipts for funds; (iv) do or refrain from doing, on behalf of the Sellers (as a group), any further act or deed that Sellers’ Representative deems necessary or appropriate in Sellers’ Representative’s discretion relating to the subject matter of this Agreement; (v) give and receive all notices required to be given or received by the Sellers (as a group) under this Agreement; (vi) agree to, negotiate, enter into settlements and compromises or comply with arbitration awards and court orders with respect to claims for indemnification made by Buyer, Parent or any of their Affiliates under Article IX; and (vii) receive service of process on behalf of the Sellers (as a group) in connection with any claims under this Agreement.

(b)       The Sellers’ Representative shall act for the Sellers on all of the matters set forth in Section 2.07 of this Agreement in the manner the Sellers’ Representative believes to be in the best interest of the Sellers, but the Sellers’ Representative shall not be responsible to any such Seller for any loss or damage any such Seller may suffer by reason of the performance by the Sellers’ Representative of his duties under this Agreement except as described herein. In no event shall the Sellers’ Representative be liable to the Sellers hereunder or in connection herewith for any indirect, punitive, exemplary, special, incidental or consequential damages. The Sellers’ Representative shall be fully protected against the Sellers in relying upon any written notice, demand, certificate or document that it in good faith believe to be genuine, including facsimiles or copies thereof.

(c)       For all purposes of this Agreement: (i) Buyer shall be entitled to rely conclusively on the instructions and decisions of Sellers’ Representative as to the settlement of any disputes or claims under this Agreement, or any other actions required or permitted to be taken by Sellers’ Representative hereunder, and no Seller shall have any cause of action against Buyer or Parent for any action taken by Buyer or Parent in reliance upon the instructions or decisions of Sellers’ Representative; (ii) the provisions of this Section 2.07 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Seller may have in connection with the transactions contemplated by this Agreement; and (iii) the provisions of this Section 2.07 shall be binding upon the executors, heirs, legal representatives, personal representatives, successors and assigns of each Seller, and any references in this Agreement to a Seller shall mean and include the successors to the rights of each applicable Seller hereunder.

(d)       No Seller shall have the right to object to, dissent from, protest or otherwise contest any such decision or action of the Sellers’ Representative unless such decision or action is contrary to applicable Law or arises from the gross negligence or willful misconduct of the Sellers’ Representative.

(e)       The Sellers’ Representative may resign at any time, and may be removed for any reason or no reason by the vote of the holders of a majority of the voting Company Interests immediately prior to Closing (the “Seller Majority”); provided, however, if the Sellers’ Representative resigns, the Sellers shall promptly appoint a new Sellers’ Representative who shall assume such duties immediately upon such appointment. In the event of the death, incapacity, resignation or removal of a Sellers’ Representative, a new Sellers’ Representative shall be appointed by the Seller Majority promptly after the occurrence of such event. Written notice of such vote or a copy of the written consent appointing such new Sellers’ Representative shall be sent to each of the Parent and Buyer promptly following such vote or consent, such appointment to be effective upon the date indicated in such consent; provided, that until such notice is received, Parent or Buyer shall be entitled to rely on the decisions and actions of the prior Sellers’ Representative as described in this Section 2.07 (it being understood that the appointment of a new Sellers’ Representative shall not serve to invalidate decisions and actions of the prior Sellers’ Representative made in accordance with this Section 2.07).

(f)       The Sellers’ Representative shall not be liable to the Sellers for actions taken pursuant to this Agreement, except to the extent such actions shall have been determined by a court of competent jurisdiction to have constituted fraud, intentional misconduct, gross negligence or bad faith (it being understood that any act done or omitted pursuant to the advice of counsel, accountants and other professionals and experts retained by the Sellers’ Representative shall be conclusive evidence of good faith). The Sellers shall indemnify and hold harmless the Sellers’ Representative from and against, compensate him, her or it for, reimburse him, her or it for and pay any and all Losses, arising out of and in connection with his, her or its activities as the Sellers’ Representative under this Agreement, including without limitation any travel expenses such as transportation, lodging and meals, and reasonable attorney fees incurred in connection with his actions as the Sellers’ Representative, in each case as such Loss is suffered or incurred; provided, that in the event it is finally adjudicated that a Loss or any portion thereof was primarily caused by the fraud, intentional misconduct, gross negligence or bad faith of the Sellers’ Representative, the Sellers’ Representative shall reimburse the Sellers the amount of such indemnified Loss attributable to such fraud, intentional misconduct, gross negligence or bad faith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the correspondingly numbered section of the disclosure schedules (or to the extent it is reasonably apparent from a reading of the face of such disclosure that such disclosure qualifies a representation or warranty set forth in Article III) attached hereto (the “Disclosure Schedules”), the Company hereby makes the following representations and warranties to Parent and Buyer. For purposes of this Article III, “Company’s knowledge,” “knowledge of Company,” and any similar phrases will mean the actual knowledge of [**********], after a due inquiry.

Section 3.01 Organization, Authority, and Qualification.

(a)       The Company is a limited liability company, duly formed, validly existing, and in good standing under the laws of the State of Arizona and has the requisite power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Schedule 3.01(a) sets forth each jurisdiction in which the Company is licensed or qualified to do business, and the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect (as hereinafter defined).

(b)       THW is a non-profit corporation, duly formed and validly existing under the laws of the State of Arizona and has the requisite power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Each of the Company Entities (other than THW) is a limited liability company or a corporation, duly formed, validly existing, and in good standing under the laws of the State of its formation or incorporation and has the requisite power and authority to own, operate, or lease the properties and assets now owned, operated, or leased by it and to carry on its business as it has been and is currently conducted. Schedule 3.01(b) sets forth each jurisdiction in which each Company Entity is licensed or qualified to do business, and each Company Entity is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so qualified or licensed would not have a Material Adverse Effect.

Section 3.02 Authority. The Company has requisite power and authority to enter into this Agreement and all agreements, documents, assignments, instruments, notes and certificates (collectively, the “Transaction Documents”) to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Company of this Agreement and the Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action. This Agreement and the Transaction Documents to which the Company is a party have been (in the case of this Agreement and the Transaction Documents to which the Company is a party executed on the date of this Agreement) or will be (in the case of a Transaction Document to which the Company is a party which is not executed on the date hereof) duly executed and delivered by the Company, and (assuming due authorization, execution and delivery by Parent, Buyer and any other parties thereto) constitutes (in the case of this Agreement and the Transaction Documents to which the Company is a party executed on the date of this Agreement), or will constitute when executed and delivered (in the case of a Transaction Document to which the Company is a party which is not executed on the date hereof), as applicable, a legal, valid and binding obligation of the Company, enforceable against it in accordance with their respective terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, or by general principles of equity.

Section 3.03 Equity Information.

(a)       The Company Interests are held of record and beneficially as set forth on Schedule 3.03(a). The Company Interests represent 100% of the outstanding equity interests of the Company. The Company Interests have been duly authorized and validly issued and have been issued in material compliance with applicable securities Laws and the Company’s amended and restated operating agreement (the “Company LLC Agreement”). The Company has made available to Buyer true, correct and complete copies of the Company LLC Agreement and the Company’s articles of organization. The minute books of the Company contain true, complete and correct records in all material respects of all meetings and actions taken by written consent in lieu of a meeting of the members or the managers of the Company. All such minute books of the Company have been made available to Buyer. Except as set forth in the Company LLC Agreement and as described in Schedule 3.03(a), there are not now outstanding any other equity interests, phantom equity interests or other equity securities, or any options, warrants or any rights to acquire any equity securities of the Company or to any other equity interests, phantom equity interests or other equity securities of the Company. There are no agreements of any kind obligating (whether or not subject to the satisfaction or waiver or occurrence of any condition, contingency or event) the Company to issue any equity interests of the Company, or any convertible or exchangeable securities or any options, warrants or other rights convertible into or exercisable for equity interests of the Company. Except as set forth in the Company LLC Agreement or as set forth on Schedule 3.03(a), there are no voting agreements, voting trusts, buy-sell agreements, options or right of first purchase agreements or other first offer agreements of any kind relating to the Company Interests or all or substantially all of the assets of the Company.

(b)       The equity interests of each of the Company Entities (other than THW because as a non-profit corporation THW has no authorized equity securities) are held of record and beneficially as set forth on Schedule 3.03(b). The equity interests of each of the Company Entities (other than THW) have been duly authorized and validly issued and have been issued in material compliance with applicable securities Laws and the applicable Company Entity’s articles of incorporation, organization or formation, bylaws or operating agreement, as applicable (the “Constating Documents”). The Company has made available to Buyer true, correct and complete copies of the Constating Documents. The minute books of the Company Entities contain true, complete and correct records in all material respects of all meetings and actions taken by written consent in lieu of a meeting of the members or shareholders (if applicable) or the managers or directors of the Company Entities. All such minute books of the Company Entities have been made available to Buyer. Except as set forth on Schedule 3.03(b), there are not now outstanding any other equity interests, phantom equity interests or other equity securities, or any options, warrants or any rights to acquire any equity securities of the Company Entities (other than THW) or to any other equity interests, phantom equity interests or other equity securities of the Company Entities (other than THW). There are no agreements of any kind obligating (whether or not subject to the satisfaction or waiver or occurrence of any condition, contingency or event) any Company Entity (other than THW) to issue any equity interests of the Company Entity (other than THW), or any convertible or exchangeable securities or any options, warrants or other rights convertible into or exercisable for equity interests of such Company Entity (other than THW). Except as set forth on Schedule 3.03(b), there are no voting agreements, voting trusts, buy-sell agreements, options or right of first purchase agreements or first offer agreements of any kind relating to the equity interests of a Company Entity (other than THW) or all or substantially all of the assets of any Company Entity.

Section 3.04 No Subsidiaries. Except for the Company Entities (other than THW, which is not a subsidiary of the Company), the Company and each of the Company Entities does not have, nor has the right to acquire, a direct or indirect ownership interest in any other Person.

Section 3.05 No Conflicts or Consents. The execution, delivery, and performance by the Company of this Agreement and the other Transaction Documents to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) violate or conflict with any provision of the articles of organization or the Company LLC Agreement; (ii) violate or conflict with any provision of any statute, law, ordinance, regulation, rule, code or treaty passed or issued by Governmental Authority; provided, however, the Parties hereby acknowledge that under United States federal law, and more specifically the Federal Controlled Substances Act, the possession, use, cultivation, marketing and transfer of cannabis is illegal and that, notwithstanding anything to the contrary herein, with respect to regulated cannabis business activities, the Business and the cannabis business of Parent and Buyer, “Law,” “law,” or “federal” shall (A) only include such federal law, authority, agency, or jurisdiction as is not in conflict with the Laws, regulations, authority, agency, or jurisdiction of any state, district, or territory regarding such regulated cannabis business activities, the Business and the cannabis business of Parent and Buyer, and (B) not include any Laws that may restrict the possession, use, cultivation, marketing and transfer of cannabis (including but not limited to the Federal Controlled Substances Act or any other Federal Cannabis Laws (as hereinafter defined)) (collectively, “Laws”) or any order, writ, judgment, injunction, decree, determination, penalty, or award issued to or entered by or with any Governmental Authority (“Governmental Order”) or Permit; (iii) require the consent, notice, declaration or filing with or other action by any Person or require any Permit or Governmental Order including those items described in Section 3.05(iii) arising at a Company Entity from the transactions contemplated hereby, unless in each case disclosed in Schedule 3.05 (the “Company Closing Approvals”); (iv) except as disclosed on Schedule 3.05 violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, or modify any contract, lease, deed, mortgage, license, instrument, note, indenture, joint venture, or any other agreement or legally binding arrangement, whether written or oral (collectively, “Contracts”), to which the Company or any Company Entity is a party or by which the Company or any Company Entity is bound or to which any of its properties and assets are subject; or (v) result in the creation or imposition of any Encumbrance on any properties or assets of the Company or any Company Entity. For purposes of this Agreement, “Governmental Authority” means any federal, state, local, tribal, provincial or foreign government or political subdivision thereof, or any legislative, judicial, administrative or regulatory agency or instrumentality of such government or political subdivision, or any arbitrator, court, or tribunal of competent jurisdiction and “Federal Cannabis Laws” means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, distribution, sale and possession of cannabis, marijuana or related substances or products containing or relating to the same, including the declaration of “marijuana” as a Schedule 1 drug under 21 U.S.C. § 811, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq., the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 and the regulations and rules promulgated under any of the foregoing.

Section 3.06 Financial Statements. Complete copies of the Company’s, and each Company Entities’ (i) financial statements consisting of the balance sheet of such entity as of December 31, 2020 (the “Balance Sheet Date”) and the related statements of income and retained earnings, members’ equity, and cash flow for the 12 month period then ended (collectively, the “Financial Statements”) have been made available to Buyer. The Financial Statements have been prepared in accordance the past practices of each entity, applied on a consistent basis throughout the periods involved. The Financial Statements are based on the books and records of each entity and fairly present in all material respects the financial condition of the Company and each Company Entity as of the date they were prepared and the results of the operations of the Company and each Company Entity for the periods indicated.

Section 3.07 Undisclosed Liabilities. Neither the Company nor any Company Entity has any liabilities or monetary obligations of any nature whatsoever, whether asserted, known, absolute, accrued, matured, or otherwise (collectively, “Liabilities”), except: (a) those which are adequately reflected or reserved against in the Financial Statements; (b) those under Contracts incurred in the ordinary course of business and (c) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date and which are not, individually or in the aggregate, material in amount.

Section 3.08 Absence of Certain Changes, Events, and Conditions. Since the Balance Sheet Date there has not been any Material Adverse Effect. Since the Balance Sheet Date, except as referenced in Schedule 3.08, the Company and each of the Company Entities has been operated in the normal ordinary course, consistent with past practice. As used in this Agreement, “Material Adverse Effect” means, with respect to the Company or any Company Entity, any change, occurrence, fact, condition or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, regulatory approvals, properties, Liabilities, condition (financial or otherwise) or results of operations of the Company and the Company Entities, taken as a whole, but excluding, in each case, any change, occurrence, violation, inaccuracy, event or effect arising out of or resulting from: (a) changes in general business conditions; (b) changes in conditions in the U.S. or global economy or capital, financial, credit, foreign exchange or securities markets generally, including any disruption thereof; (c) changes in business conditions or conditions in the U.S. or global economic or capital, financial, credit, foreign exchanges or securities markets generally resulting from COVID-19 or any Governmental Authority’s response thereto; (d) fires, epidemics, quarantine restrictions, strikes, freight embargoes, earthquakes, hurricanes, floods or other acts of God or natural disasters; (e) any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism or similar calamity or crisis; (f) changes in applicable accounting regulations or principles or interpretations thereof; or (g) the negotiation, announcement, pendency, execution, delivery or performance of this Agreement; except, in the case of clauses (a) through (f), to the extent such change, effect, event, occurrence, state of facts or development, has had a disproportionate effect on the Company and the Company Entities compared to other Persons operating in the same industry in which the Company and the Company Entities operate.

Section 3.09 Material Contracts.

(a)       Schedule 3.09(a) lists the following Contracts to which the Company or a Company Entity is bound (such Contracts, together with all Contracts described in Section 3.10(b) being the “Material Contracts”):

(i)       all Contracts of the Company and each Company Entity involving aggregate consideration in excess of [**********] which, in each case, cannot be cancelled by the Company or the applicable Company Entity (as applicable) without penalty or without more than 90 days’ notice;

(ii)      all Contracts that provide for the indemnification by the Company or a Company Entity of any Person other than those for product liability entered into in the ordinary course of business or the assumption of any Tax, environmental, or other Liability of any Person;

(iii)     all Contracts relating to the license or sublicense of any Intellectual Property of the Company or a Company Entity (other than click-wrap or shrink-wrap software licenses entered into in the ordinary course of business), the settlement of any disputes regarding the Intellectual Property of the Company or a Company Entity or all co-existence Contracts or Contracts not to sue with respect to any Intellectual Property of the Company or any Company Entity;

(iv)     all Contracts relating to indebtedness for borrowed money (including guarantees) of the Company or any Company Entity;

(v)      all Contracts that limit the ability of (a) the Company or any Company Entity or (b) to the extent known by the Company, any manager (as designated under the Company LLC Agreement or the Constating Documents of a Company Entity) or any officers of the Company or any Company Entity to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vi)     any Contract that grants any “most-favored nation” or other preferential pricing in relation to any services, products or territory or that requires the Company or a Company Entity to purchase a minimum quantity of goods or services or contains a right of first refusal option or similar right;

(vii)    any Contract whereby the Company or a Company Entity grants exclusivity (limited or otherwise) to another Person, including with respect to products, markets, territories, or customers;

(viii)   any Contract concerning a partnership or joint venture, or any other Contract that involves a sharing of revenues, profits, losses, costs, Taxes or Liabilities by or of the Company or a Company Entity with any other Person;

(ix)     all Contracts relating to the Projects involving aggregate consideration in excess of [**********]

(x)      all employment Contracts, all consulting Contracts and all Contracts for the payment of commissions or bonuses to any Person;

(xi)     any consignment, distributor, dealer, manufacturer’s representative, and sales agency Contracts; or

(xii)    any Contracts with dispensaries or other customers for future supply of cannabis and related products.

(b)       Each Material Contract is valid and binding on the Company or the applicable Company Entity party thereto (as applicable) in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, or by general principles of equity, and is in full force and effect against the Company or the applicable Company Entity party thereto (as applicable) and to the knowledge, of the Company, the counterparties thereto. Neither the Company or the Company Entity party thereto (as applicable) nor, to the Company’s knowledge, any other party thereto is in material breach of or material default under (or is alleged to be in material breach of or material default under), or has provided or received any written notice of an intent to terminate, any Material Contract and no event has occurred or to the Company’s knowledge is threatened to occur, which, after the giving of notice, with lapse of time, or otherwise, would constitute any such breach or default by the Company or the Company Entity party thereto (as applicable) or, to the Company’s knowledge, any other party under such Material Contract. Complete and correct copies of each Material Contract (including all modifications, amendments, and supplements thereto and waivers thereunder) have been made available to Buyer.

Section 3.10 Real Property; Title to Assets.

(a)       Set forth on Schedule 3.10(a) is the street address of each parcel of real property leased, licensed or otherwise occupied by the Company or any Company Entity or used by a Company or Company Entity in the business of the Company or a Company Entity (collectively the “Real Property”). Neither the Company nor any Company Entity owns any Real Property.

(b)       Schedule 3.10(b) lists all leases, subleases and similar Contracts creating or altering rights to the applicable parcel of Real Property, the applicable parcel of Real Property applicable thereto, the remaining term of such agreement and the amounts payable by the Company or the applicable Company Entity (as applicable) hereunder.

(c)       The Company or the applicable Company Entity is in peaceful and undisturbed possession of each parcel of Real Property leased by the Company or such Company Entity, subject to the rights of the lessors thereof and the terms of Contracts described in Schedule 3.10(b).

(d)       To the Company’s knowledge, (i) the Real Property is in material compliance with all material Laws (including all zoning, subdivision and other applicable land use ordinances) and Governmental Orders and all existing covenants, conditions, restrictions and easements in all material respects, and (ii) the current use of the Real Property does not constitute a non-conforming use under the applicable zoning ordinances.

(e)       No material default or breach exists with respect to, and neither the Company nor the applicable Company Entity (as applicable) has received any written notice of (i) any default or breach under any of the agreements to which it is party listed in Schedule 3.10(b) or (ii) any Encumbrance (other than Permitted Encumbrances) affecting the applicable Real Property. There are no condemnation or eminent domain proceedings pending or to the Company’s knowledge, contemplated or threatened, against the Real Property or any part thereof. There are no existing, or to the knowledge of the Company, contemplated or threatened, general or special assessments affecting the Real Property or any portion thereof. Neither the Company nor the applicable Company Entity(as applicable) has received notice of, and to the Company’s knowledge there are no pending or threatened Action before any Governmental Authority which relates to the ownership, maintenance, use or operation of the applicable Real Property leased by the Company or the applicable Company Entity.

(f)       The Real Property is not located within any area determined to be flood prone under the Federal Flood Protection Act of 1973, or any comparable state or local Law. No written notice has been given to the Company or the applicable Company Entity by any insurance company which has issued an insurance policy to the Company or the applicable Company Entity with respect to any portion of the Real Property leased by the Company or such Company Entity or by any board of fire underwriters (or other Governmental Authority exercising similar functions) requesting the performance of any repairs, alteration or other improvements to the applicable Real Property or any portion thereof. The water, sewer, gas, electric, telephone and drainage facilities and other utilities at the applicable Real Property are adequate for the present operation of the business of the Company and the applicable Company Entity leasing such Real Property.

(g)       The tangible and intangible assets and property owned or leased by the Company and the Licensed Entities are sufficient to operate the business of the Company and each Licensed Entity in the same manner as conducted prior to the Closing and all such tangible assets and property are in good operating condition and repair (ordinary wear and tear accepted). Except as set forth on Schedule 3.10(g), no Seller or any Affiliate of any Seller owns any asset that is used by the Company or any Company Entity for the conduct of their respective businesses, and the Company or the applicable Company Entity owns and has good and marketable title to (or a valid leasehold in) all of the assets and properties used in the business of the Company or such Company Entity and the assets owned by the Company or any Company Entity are owned free and clear of all Encumbrances other than the following: (i) Encumbrances for Taxes not yet due and payable or the validity of which are being contested in good faith by appropriate proceedings (and for which reserves have been established in the financial records of the Company or a Company Entity), (ii) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Encumbrances arising or incurred in the ordinary course of business for amounts which are not due and payable, (iii) Encumbrances on Real Property arising from zoning Laws which do not, individually or in the aggregate, materially interfere with the use of such Real Property in the business of the Company and the Company Entities, (iv) deposits or pledges made in connection with, or to secure payment of, utilities or similar services, workers’ compensation, unemployment insurance, old age pensions or other social security obligations, in each case listed on Schedule 3.10(g)(iv), (v) rights of (a) the lessors or licensors on property leased or licensed to or by the Company or any Company Entity under the terms of the underlying lease or license or (b) the owners of the domain names or social media accounts used by the Company or any Company Entity under the terms of underlying Contracts or the terms and conditions imposed by such owners, (vi) purchase money security interests securing only the property purchased, which security interests securing indebtedness owed on the property purchased in excess of $50,000 are set forth on Schedule 3.10(g)(vi), (vii) Encumbrances pursuant to the Bridge Financing or any indebtedness described in Section 6.09 and (viii) Encumbrances set forth on Schedule 3.10(g) (the Encumbrances described in clause (i) through (viii) are hereinafter referred to as “Permitted Encumbrances”). All tangible and intangible assets and properties owned by the Company or a Company Entity or used by the Company or a Company Entity in its business comply in all material respects with applicable Laws. For purposes of this Agreement: (i) “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person; and (ii) the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise; provided that except for purposes of this Section 3.10(g), Section 3.15(b), Section 3.21, Section 9.05(j), Section 9.06 and Section 9.07 (excluding with respect to the VC Activities), the term “Affiliate” when used with respect to the Company or any Seller shall be deemed not to include entities owned by a Seller or an entity controlled by a Seller, other than the Company and its controlled Affiliates, and provided, further that the term “Affiliate” when used with respect to FCC and THW shall be deemed not to include [**********]. For purposes of clarity, CSAC Holdings Inc., a Nevada corporation and a wholly owned subsidiary of the Parent (“Upper Holdings”), and CSAC Acquisition Inc., a Nevada corporation (“Lower Holdings”), are both Affiliates of each of the Parent and the Buyer, and subsidiaries of the Parent.

Section 3.11 Intellectual Property.

(a)       As used in this Agreement, “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) issued patents and patent applications; (ii) trademarks, service marks and trade names and all registrations, applications for registration, and renewals of, any of the foregoing; (iii) copyrights, including all applications and registrations; (iv) trade secrets, know-how, inventions (whether or not patentable), technology, and other confidential and proprietary information and all rights therein; (v) internet domain names or social media accounts and pages and (vi) formula and recipes.

(b)       Schedule 3.11(b) lists all Intellectual Property of the Company or any Company Entity registered with any Governmental Authority (or any pending applications for registration), domain names and all material unregistered Intellectual Property that are owned or licensed by the Company or any Company Entity. The Company and each Company Entity owns or has the valid and enforceable right to use all Intellectual Property used in the conduct of its business (the “Company Intellectual Property”), free and clear of all Encumbrances (other than Permitted Encumbrances). All of the Intellectual Property owned by the Company or a Company Entity is valid and enforceable, and all registered Intellectual Property owned by the Company or a Company Entity is subsisting and in full force and effect. All Contracts licensing Intellectual Property to the Company or a Company Entity are valid and enforceable obligations of the Company or such Company Entity (as applicable) and to the Company’s knowledge the other parties thereto, and such Contracts grant a right to use such licensed Intellectual Property in the manner currently used in the Company’s or such Company Entity’s business (as applicable).

(c)       To the Company’s knowledge, the conduct of the Company’s and each Company Entity’s business has not infringed, misappropriated, or otherwise violated the Intellectual Property or other rights of any Person. To the Company’s knowledge, no Person has infringed, misappropriated, or otherwise violated any Intellectual Property owned by the Company or any Company Entity.

Section 3.12 Projects.

(a)       The Company has made available to Buyer the Company’s current plans for [**********]

(b)       All material Permits necessary for completion of the Projects are set forth in Schedule 3.12(b) and, unless otherwise set forth in Schedule 3.12(b) have been received by the Company or the applicable Company Entity and are in effect.

(c)       A description of all performance bonds placed by or on behalf of the Company or a Company Entity relating to the Projects is set forth in Schedule 3.12(c). There are no construction-related Encumbrances on any Project (other than Permitted Encumbrances).

(d)       Other than as set forth in Schedule 3.12(d), to the Company’s knowledge, no event has occurred that would be reasonably expected to have a Material Adverse Effect or that would otherwise reasonably be expected to materially impact the cost or timing, on any Project or any Project Plans.

Section 3.13 Insurance. Schedule 3.13 sets forth a true and complete list of all policies or binders of insurance maintained by the Company or a Company Entity and relating to the assets, business, operations, employees, officers, directors and managers of the Company or such Company Entity (collectively, the “Insurance Policies”). Such Insurance Policies: (a) are in full force and effect against the Company or such Company Entity (as applicable) and to the Company’s knowledge, the other party thereto; (b) are valid and binding against the Company or such Company Entity (as applicable) and to the Company’s knowledge, the other party thereto, in accordance with their terms; and (c) have not been subject to any lapse in coverage. Neither the Company nor any applicable Company Entity has received any written notice of cancellation of, premium increase with respect to, or alteration of coverage under, any of such Insurance Policies maintained by it. All premiums due on such Insurance Policies have been paid. Neither the Company nor any applicable Company Entity is in material default under, or has otherwise failed to comply with, in any material respect, any provision contained in any Insurance Policy maintained by it. The Insurance Policies maintained by the Company or a Company Entity are sufficient in all material respects for compliance with all applicable Laws and Contracts to which the Company or such Company Entity (as applicable) is a party or by which it is bound. To the knowledge of the Company, there will be no material retrospective insurance premiums or charges or any other similar adjustment on or with respect to any of the Insurance Policies for any period or occurrence through the Closing Date.

Section 3.14 Legal Proceedings; Governmental Orders.

(a)       There are no claims, actions, causes of action, demands, lawsuits, arbitrations, inquiries, audits, written notices of violations proceedings, litigation, or investigations of any nature, whether at law or in equity (collectively, “Actions”) pending or, to the Company’s knowledge, threatened against or by the Company or any Company Entity: (i) relating to or affecting the Company, any Company Entity or any of the Company’s or any Company Entity’s properties or assets; or (ii) that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. To the Company’s knowledge, no event has occurred or circumstances exist that may give rise to, or serve as a basis for, any such Action.

(b)       The Company and each Company Entity is in compliance with all, Governmental Orders against or affecting the Company, such Company Entity or any of the Company’s or such Company Entity’s properties or assets except for any non-compliance that would not be material or where such non-compliance would not make illegal, materially restrict or materially delay, prevent or prohibit the Closing.

Section 3.15 Compliance with Laws; Permits.

(a)       The Company and each of the Company Entities has complied during the last four years, and is now complying in all material respects with all Laws applicable to it or its business, properties, or assets. Except for Federal Cannabis Laws or any other federal Law, the operations of the Company and each of the Company Entities are and have been during the last four years conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements required by applicable Law, any applicable anti-money laundering Laws enacted in the states where the Company or any of the Company Entities conduct its business. Each Licensed Entity operates in compliance in all material respects with the United States Department of Justice guidance to United States Attorneys regarding enforcement priorities for prosecuting marijuana-related crimes, as set forth in the memorandum issued by Deputy Attorney General James Cole, dated August 29, 2013 (the “2013 Cole Memo”). As part of its compliance with the 2013 Cole Memo, each Licensed Entity has used commercially reasonable efforts to ensure that such Licensed Entity does not: (i) distribute marijuana to minors; (ii) direct revenue from the sale of marijuana to criminal enterprises, gangs, and cartels, or otherwise have any involvement with such groups; (iii) divert marijuana from states where it is legal under state Law in some form to other states; (iv) use state-authorized marijuana activity as a cover or pretext for the trafficking of other illegal drugs or other illegal activity; (v) use violence or firearms in the cultivation and distribution of marijuana; (vi) contribute to drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use; (vii) grow or possess marijuana on public lands; or (viii) promote marijuana possession or use on federal property.

(b)       None of the Company, a Company Entity or to the Company’s knowledge, any of the equity owners, managers, directors, officers, agents, employees or Affiliates of the Company or any Company Entity, or other Person acting on behalf of the Company or any Company Entity has (i) used any Company or Company Entity funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic Governmental Authority or regulatory official or employee; (iii) made any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment; or (iv) violated or is in violation of any provision of (1) the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, or (2) any other anti-bribery or anti-corruption statute or regulation.

(c)       All permits, certificates, licenses, franchises, registrations, franchises, variances, authorizations and consents obtained, or required to be obtained, from Governmental Authorities (collectively, “Permits”) that are required or are necessary for the Company or a Company Entity to conduct its business have been obtained and are in full force and effect. Schedule 3.15(c) list all material Permits and no event has occurred that would reasonably be expected to result in the revocation or lapse of any such material Permit. Neither the Company nor a Company Entity has received any written notice from any Governmental Authority to the effect that the Company or a Company Entity is not in compliance with any material Permit held in its name, and to the knowledge of the Company there are no presently existing facts, circumstances or events which, with notice or lapse of time, would result in material violations of any material Permit. Neither the Company nor a Company Entity has taken any action intended to revoke, limit or amend a Permit held by it (except that the actions contemplated in Section 6.02 shall not be deemed to breached this Section 3.15(c)). The Company and each Company Entity has timely filed all audits and renewal letters with respect to any material Permits held by it.

(d)       The Company and the Company Entities only operate in the State of Arizona. The Company and each Company Entity is in compliance in all material respects with all applicable state and local Laws (including Laws controlling the cultivation, harvesting, production, handling, storage, distribution, sale, and possession of cannabis or medical marijuana if applicable to its business). Neither the Company nor a Company Entity imports or exports cannabis products, from or to, any foreign country.

Section 3.16 Environmental Matters.

(a)       The Company and each Company Entity has been during the past four years in material compliance with all Environmental Laws and neither the Company nor a Company Entity has received from any Person any: (i) Environmental Notice or Environmental Claim; or (ii) written request for information pursuant to Environmental Law, which, in each case, either remains pending or unresolved, or is the source of ongoing obligations or requirements.

(b)       The Company and each Company Entity has obtained and is in material compliance with all material Environmental Permits (each of which is disclosed in Schedule 3.16(b)) necessary for the ownership, lease, operation or use of the business or assets of the Company or such Company Entity and all such material Environmental Permits are in full force and effect.

(c)       To the Company’s knowledge, no Real Property is listed on, or has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(d)       There has not been any Release of any Hazardous Substances in violation of any Environmental Law: (i) with respect to the business or the assets of the Company or any of the Company Entities or (ii) to the knowledge of the Company at, under, in, on or migrating from the Real Property, in each case due to the actions or inactions of the Company or a Company Entity (as applicable). Neither the Company nor a Company Entity has brought any Hazardous Substances on the Real Property. Neither the Company nor any of the Company Entities has received an Environmental Notice that the Real Property (including soils, groundwater, surface water, buildings and other structure located on any such real property) has been contaminated with any Hazardous Substance which could reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Law or term of any Environmental Permit by the Company or any Company Entity.

(e)       To the Company’s knowledge, neither the Company nor a Company Entity has any active or abandoned aboveground or underground storage tanks on the portions of the Real Property leased by it.

(f)        Schedule 3.16(f) contains a complete and accurate list of all off-site Hazardous Substance treatment, storage, or disposal facilities or locations used by the Company or the Company Entities and to the Company’s knowledge, none of these facilities or locations has been placed or proposed for placement on the National Priorities List (or CERCLIS) under CERCLA, or any similar state list, and neither the Company nor any Company Entity has received any Environmental Notice regarding potential Liabilities with respect to such off-site Hazardous Substance treatment, storage, or disposal facilities or locations used by the Company or any Company Entity.

(g)       Neither the Company nor any Company Entity has retained or assumed, by contract or operation of Law, any Liabilities of third parties under Environmental Law.

(h)       The Company has made available to Buyer and listed in Schedule 3.16(h): (i) any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the Real Property and the Company’s and each Company Entity’s business in regards to compliance with Environmental Laws, Environmental Claims or an Environmental Notice or the Release of Hazardous Substances (which are in the Company’s or a Company Entity’s possession or control); and (ii) any and all material documents concerning planned or anticipated capital expenditures required to reduce, offset, limit or otherwise control pollution or emissions, manage waste or otherwise ensure compliance with current or future Environmental Laws (which are in the Company’s or any of the Company Entity’s possession or control).

(i)        As used in this Agreement: (i) “Environmental Claims” mean any Action (including those for contribution and indemnity), penalty or fine by any Governmental Authority or other Person alleging Liability of whatever kind or nature (including Liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, indirect or consequential damages, nuisance, medical monitoring, penalties, contribution, indemnification, or injunctive relief) arising out of, based on, or resulting from: (1) the presence of, exposure to, release of or threatened release into the environment of, any Hazardous Substances; (2) any alleged injury or threat of injury to health, safety or the environment; or (3) the violation or alleged violation of any Environmental Laws or term or condition of any Environmental Permits; (ii) “Environmental Laws” means all Laws relating to (1) the regulation and protection of human health, safety, the environment, and natural resources or (2) the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, handling, disposal, remediation, reporting release, threatened release of, any Hazardous Substances; (iii) “Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit; (iv) “Environmental Permit” means any Permit, required under or issued, granted, given, authorized by or made pursuant to Environmental Law; (v) “Hazardous Substances” means: (1) “hazardous materials,” “hazardous wastes,” “hazardous substances,” “industrial wastes,” or “toxic pollutants,” as such terms are defined under any Environmental Laws; (2) any other hazardous or radioactive substance, contaminant, or waste; and (3) any other substance with respect to which any Environmental Law or Governmental Authority requires environmental investigation, regulation, monitoring, or remediation; and (vi) “Release” means any release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing into the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

Section 3.17 Employee Benefit Matters.

(a)       Schedule 3.17(a) contains a true and complete list of each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (as amended, and including the regulations thereunder, “ERISA”), whether or not written and whether or not subject to ERISA, and each supplemental retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, equity, change in control, retention, severance, salary continuation, welfare, fringe benefit, and other similar Contract, plan, policy, program, practice, or arrangement which is or has been established, maintained, sponsored, or contributed to by the Company or any Company Entity or under which the Company or any Company Entity has or may have any Liability (each, a “Benefit Plan”).

(b)       For each Benefit Plan, the Company has made available to Buyer accurate, current, and complete copies of each of the following: (i) the plan document with all amendments, or if not reduced to writing, a written summary of all material plan terms; (ii) any written Contracts related to such Benefit Plan, including trust agreements or other funding arrangements, and insurance policies, certificates, and Contracts; (iii) in the case of a Benefit Plan intended to be qualified under Section 401(a) of the Code, the most recent favorable determination or national office approval letter issued by the Internal Revenue Service and any formal written legal opinions issued to the Company thereafter with respect to such Benefit Plan’s continued qualification (provided that the Company shall not be required to disclose any formal written legal opinions if the disclosure of such opinion would adversely affect its attorney client privilege); (iv) the most recent Form 5500 filed with respect to such Benefit Plan; and (v) any material written notices, audits, inquiries, or other correspondence from, or filings with, any Governmental Authority relating to the Benefit Plan.

(c)       Each Benefit Plan and related trust established by the Company or a Company Entity (if any) has been established, administered, and maintained in accordance with its terms and in compliance in all material respects with all applicable Laws (including ERISA and the Code). Nothing has occurred with respect to any Benefit Plan that has subjected or to the Company’s knowledge, could reasonably be expected to subject the Company or a Company Entity to a civil action, penalty, surcharge, or Tax under applicable Law or which would cause the qualified status of any Benefit Plan to be revoked. All benefits, contributions, and premiums relating to each Benefit Plan have been timely paid in accordance with the terms of such Benefit Plan.

(d)       Neither the Company nor a Company Entity has: (i) incurred any Liability under Title I or Title IV of ERISA or related provisions of the Code or applicable Law relating to any Benefit Plan; or (ii) incurred any Liability to the Pension Benefit Guaranty Corporation, and to the Company’s knowledge, based on the facts as they exist on the date hereof, there is no reasonable basis upon which the Company or any Company Entity may incur Liability under subclauses (i) or (ii). No complete or partial termination of any Benefit Plan has occurred.

(e)       No Benefit Plan is: (i) a “multiemployer plan” as defined in Section 3(37) of ERISA; (ii) subject to Title IV of ERISA or Section 412 of the Code; (iii) a “multiple employer plan” as defined in Section 413(c) of the Code; (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA; (v) a leveraged employee stock ownership plan described in Section 4975(e)(7) of the Code; or (vi) any other Benefit Plan subject to required minimum funding requirements.

(f)       Other than as required under Sections 601 to 608 of ERISA or other applicable Law (including, without limitation, the Consolidated Omnibus Budget Reconciliation Act of 1985), no Benefit Plan provides post-termination or retiree welfare benefits to any Person for any reason.

(g)       Neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will, either alone or in combination with any other event, (i) entitle any current or former manager, director, officer, employee, independent contractor, or consultant of the Company or any Company Entity to any bonus, severance pay, increase in severance pay, or other compensatory payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation (including equity-based compensation) due to any such Person; (iii) limit or restrict the right of the Company or any Company Entity to amend or terminate any Benefit Plan; (iv) increase the amount payable under any Benefit Plan; (v) result in any change-of-control payment or any “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

(h)       No Benefit Plan or other arrangement to which the Company or any Company Entity is a party provides for a “deferral of compensation” (within the meaning of Section 409A of the Code).

Section 3.18 Employment Matters.

(a)       The Company has provided to Buyer a list of (i) all current employees, independent contractors, and consultants of the Company and each of the Company Entities as of the date of this Agreement; and (ii) for each Person described in clause (i), the Person’s title or position, hire date, and compensation (or fees), any Contracts entered into between the Company or a Company Entity (as applicable) and such Person, and the fringe and employee benefits provided to each such Person (other than fringe and employee benefits provided to all employees). All compensation payable to all employees, independent contractors, or consultants of the Company or any Company Entity for services performed prior to the Closing Date have been paid in full.

(b)       The Company and each Company Entity is not, nor has been, a party to or bound by any collective bargaining Contract or other Contract with a union or similar labor organization, and no union or labor organization has represented or purported to represent any employee of the Company. There has never been, nor to the Company’s knowledge has there been any threat of, any strike, work stoppage, slowdown, picketing, or other similar labor disruption or dispute affecting the Company, a Company Entity or any of their respective employees.

(c)       The Company and each Company Entity is, and has been during the past three years, in compliance in all material respects with all applicable employment Laws, including regarding hiring, employment, termination of employment, location closing and mass layoff, employment discrimination, harassment, retaliation, and reasonable accommodation, leaves of absence, wages and hours of work, employee classification, employee health and safety, engagement and classification of independent contractors, payroll taxes, and immigration with respect to all employees, independent contractors, and contingent workers.

(d)       The Company and each Company Entity is in compliance in all material respects with applicable employee licensing requirements. Each employee of the Company or any Company Entity who is required to have a license or approval under Law maintains such a license or approval in current and valid form. To the Company’s knowledge, each consultant, contractor or other nonemployee service provider of the Company or any Company Entity who is required to have a license or approval under Law maintains such a license or approval in current and valid form.

Section 3.19 Taxes.

(a)       The Company is, and at all times since its inception has been, properly classified as a partnership for U.S. federal and applicable state and local income tax purposes.

(b)       Each Company Entity (other than the Licensed Entities) is, and at all times since May 11, 2020 has been, properly classified as a disregarded entity for U.S. federal and applicable state and local income tax purposes.

(c)       Each Licensed Entity is, and at all times since its inception has been, properly classified as (i) a C corporation for U.S. federal income tax purposes and (ii) a tax exempt entity for applicable state and local income tax purposes.

(d)       All returns, declarations, reports, information returns and statements, and other documents relating to Taxes (including amended returns and claims for refund) (“Tax Returns”) required to be filed by the Company or any Company Entity on or before the Closing Date have been timely filed. Such Tax Returns are true, correct, and complete in all material respects. All Taxes due and owing by the Company or any Company Entity (whether or not shown on any Tax Return) have been timely paid. The Company has delivered to Buyer copies of all Tax Returns and examination reports of the Business and statements of deficiencies assessed against, or agreed to by, the Company or any Company Entity for all Tax periods for which Tax Returns have been required to be filed since January 1, 2017. The term “Taxes” means all federal, state, local, foreign, and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever imposed by a taxing authority, together with any interest, additions, or penalties with respect thereto.

(e)       The Company and each Company Entity has withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, customer, member or other party, and complied in all material respects with all information reporting and backup withholding provisions of applicable Law.

(f)       Neither the Company nor any Company Entity has received any written claim from any taxing authority in any jurisdiction where the Company or the Company Entity does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(g)       No extensions or waivers of statutes of limitations have been given or requested with respect to any Taxes of the Company or any Company Entity.

(h)       The amount of the Company’s and the Company Entities’ liability for unpaid Taxes did not, as of the Balance Sheet Date, exceed the amount of reserves for Taxes (excluding reserves for deferred Taxes established to reflect differences between book and Tax income) reflected on the Financial Statements.

(i)       All deficiencies asserted, or assessments made, against the Company or any Company Entity as a result of any examinations by any taxing authority have been fully paid.

(j)        Neither the Company nor any Company Entity is a party to any Action by any taxing authority. There are no pending Actions or Actions threatened in writing by any taxing authority against the Company or any Company Entity.

(k)       Neither the Company nor any Company Entity is bound by or has any obligation under any Tax allocation, Tax sharing or Tax indemnification Contract. Neither the Company nor any Company Entity has been a member of an affiliated, combined, consolidated, or unitary Tax group for Tax purposes. Neither the Company nor any Company Entity has any Liability for Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local, or foreign Law), as transferee or successor, by contract, or otherwise.

(l)        No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any taxing authority with respect to the Company or any Company Entity.

(m)      There are no liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of the Company or any Company Entity.

(n)       Neither the Company nor any Company is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2. No Interest in the Company or any Company Entity is, nor has it been, a United States real property interest (as defined in Section 897 of the Code) at any time.

(o)       Neither the Company nor any Company Entity will be required to include any amount in, or exclude any item of deduction from, income for any Tax period ending after the Closing Date as a result of a change in accounting method for any Tax period ending on or before the Closing Date and the portion through the end of the Closing Date for any Straddle Period (“Pre-Closing Tax Period”) or pursuant to any agreement with any Tax authority with respect to any such Pre-Closing Tax Period. Neither the Company nor any Company Entity will be required to include in any Tax period or portion thereof after the Closing Date any income that accrued in a Pre-Closing Tax Period but was not recognized in any Pre-Closing Tax Period as a result of the installment method of accounting, the completed contract method of accounting, the long-term contract method of accounting or the cash method of accounting or as a result of the receipt of any prepaid amounts.

(p)       No property owned by the Company or any Company Entity is (i) required to be treated as being owned by another person pursuant to the so-called “safe harbor lease” provisions of former Section 168(f)(8) of the Internal Revenue Code of 1954, as amended, (ii) subject to Section 168(g)(1)(A) of the Code, or (iii) subject to a disqualified leaseback or long-term agreement as defined in Section 467 of the Code.

(q)       There are no outstanding (i) powers of attorney affirmatively granted by the Company or any Company Entity concerning any Tax matter or (ii) Contracts entered into with any taxing authority that would have a continuing effect after the Closing Date.

(r)       The Company and each Company Entity is in compliance with all terms and conditions of all Tax grants, credits, abatements and other similar incentives granted or made available by any Tax authority for the benefit of the Company or any Company Entity and the consummation of the transactions contemplated by this Agreement will not adversely affect the Company’s or any Company Entity’s ability to benefit from any such Tax grant, credit, abatement or other similar incentive in any taxable period ending after the Closing Date.

(s)       The Company and each Company Entity has timely and properly collected all sales, use, value-added and similar Taxes required to be collected, and has remitted on a timely basis such amounts to the appropriate Governmental Authority. The Company and each Company Entity has timely and properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transaction as to which it would otherwise have been obligated to collect or withhold Taxes.

(t)       Neither the Company nor any Company Entity has deferred the inclusion of any amounts in taxable income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Sections 455 or 456 of the Code or any corresponding or similar provision of Law (irrespective of whether or not such deferral is elective).

(u)       Neither the Company nor any Company Entity has a permanent establishment (within the meaning of the applicable Tax treaty) or otherwise have an office or fixed place of business in a country other than the country in which it is organized.

(v)       For purposes of determining the number of partners in the Company under Treasury Regulations Section 1.7704-1(h), no person other than the actual member in the Company is or has been treated as a partner in the Company.

(w)       Neither the Company nor any Company Entity has elected to defer any Taxes, including the employer-portion of any payroll Tax for which the Company or any Company Entity will have future Tax liability, under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”).

(x)       Neither the Company nor any Company Entity has received or claimed any Tax credits under Section 2301 of the CARES Act, nor has the Company or any Company Entity accepted or otherwise been extended any PPP Loans. To the extent applicable, the Company and each Company Entity has materially complied with all legal requirements and duly accounted for any available Tax credits under Section 7001 through 7005 of the Families First Act.

(y)       Neither the Company nor any Company Entity has filed any amended Tax Return or other claim for a refund as a result of, or in connection with, the carryback of any net operating loss or other attribute to a year prior to the taxable year including the Closing Date under Section 172 of the Code, as amended by Section 2303 of the CARES Act, or any corresponding or similar provision of Law.

(z)       Neither the Company nor any Company Entity has consummated or participated in, or is currently participating in, any transaction which was or is a “Tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including transactions identified by the IRS by notice, regulation or other form of published guidance as set forth in Treasury Regulation § 1.6011-4(b)(2).

Section 3.20 Intentionally Omitted.

Section 3.21 Affiliate Transactions. Except as set forth in Schedule 3.21, there are no obligations or Contracts between the Company or any Company Entity, on the one hand, and any Seller or any Affiliate of any Seller or any of directors, managers or officers of the Company or any Company Entity, on the other hand (each, a “Related Party Transaction”) other than (a) for payment of ordinary and customary salaries and bonuses for services rendered and the benefits provided to such Persons in accordance with the Benefit Plans, (b) the Company LLC Agreement and (c) reimbursement of customary and reasonable out-of-pocket expenses incurred on behalf of the Company or any Company Entity. Any Related Party Transaction on Schedule 3.21 can be terminated by the Company or a Company Entity (as applicable) without premium, penalty or prior notice.

Section 3.22 Accounts Receivable; Inventory.

(a)       The Accounts Receivable reflected in the Balance Sheet, and all accounts receivable arising since the Balance Sheet Date (in each case, net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP), represent bona fide transactions for sales, services performed or other charges arising in the ordinary course of the Business. To the Company’s knowledge, there is no pending contest or dispute with respect to the amount or validity of any amount of any such accounts receivable for which reserves have not been established.

(b)       Each applicable Company Entity’s inventories of raw materials, ingredients or finished goods held for sale or consumption in connection with the Business (the “Inventory”) (a) consists of good and saleable items of a quality usable or saleable in the ordinary course of the business of such Company Entity consistent with past practice; (b) are of quantities usable or saleable consistent with the ordinary course of the business of such Company Entity consistent with past practice; (c) are not spoiled, damaged or contaminated, except for items that have been written off or written down to fair market value or for which adequate reserves have been established on the Balance Sheet, and (d) comply with all applicable Laws and no substances prohibited by Law have been used on the Inventory. Notwithstanding anything herein to the contrary, nothing contained in this Section 3.22(b) shall constitute or be deemed to constitute a representation or warranty that any such Inventory will be sold.

Section 3.23 Indebtedness. Except as set forth on Schedule 3.23 and in the Financial Statements, neither the Company nor any Company Entity has any Indebtedness.

Section 3.24 Warranties. Except as set forth on Schedule 3.24, no Licensed Entity provides any guarantees, warranties or indemnities with respect to any products or services. Except as set forth on Schedule 3.24, there are no claims with respect to any such guarantees, warranties or indemnities outstanding, pending or, to the knowledge of the Company, threatened. Except as set forth on Schedule 3.24, no claims have been submitted to a Licensed Entity in writing for breach of any labeling or advertising Law relating to any products or services of such Licensed Entity and the knowledge of the Company based on the facts as they exist as of the date hereof, there is no reasonable basis for any present claim.

Section 3.25 Product Liability. Schedule 3.25 sets forth an accurate, correct and complete list and summary description of all pending claims arising out of, resulting from or relating to any products or services of the Licensed Entities. Except for ordinary course warranty claims, no Licensed Entity has any Liability arising out of, resulting from or relating to any products or services of such Licensed Entity.

Section 3.26 Brokers. Other than as set forth on Schedule 3.26, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any Company Entity.

Section 3.27 Privacy. To the Company’s knowledge, the Company and each Company Entity has not experienced any security incident in which confidential or sensitive information, personal information or other legally protected information relating to any Person (“Personal Information”) was or may have been stolen or improperly accessed while in the Company’s possession, custody or control. The Company’s and each Company Entity’s practices concerning collection, use, analysis, retention, storage, protection, security, transfer, disclosure and disposal of Personal Information materially comply with, and have not violated in any material respect, any (a) Contract, (b) applicable Laws regarding privacy and security of information, or (c) written policy or privacy statements of the Company or such Company Entity (as applicable), including privacy policies. The Company and each Company Entity that has a website or online site has posted to its websites and each of its online sites, including all mobile applications (“Apps”) (if any), terms of use or service and a privacy policy that complies in all material respects with applicable Laws and that accurately reflects the Company’s and such Company’s Entity’s (as applicable) practices concerning the collection, use, and disclosure of Personal Information by the site, service or App. No Personal Information has been collected, used or stored by the Company or any Company Entity in manner that materially violates applicable Law or the Company’s or such Company Entity’s privacy and security requirements. Neither the Company nor any Company Entity uses any of the Personal Information it receives through any of its App or websites or otherwise in a manner that materially violates any applicable Law or the Company’s or such Company Entity’s privacy and security requirements. Neither the Company nor any Company Entity has used any software disseminated by a Person on behalf of the Company or such Company Entity that is installed on consumers’ or customers devices and used by any Person on behalf of the Company or such Company Entity to monitor, record or transmit information about activities occurring on the devices on which it is installed, or about data that is stored or created on, transmitted from or transmitted to the computers on which it is installed, in each case, in a manner that materially violates any applicable privacy and security Laws. No complaint relating to an improper use or disclosure of, or a breach in the security of, any Personal Information has been made or, to the knowledge of the Company, threatened against the Company or any Company Entity. To the Company’s knowledge, there has been no: (i) material unauthorized disclosure of any third party proprietary or confidential information in the possession, custody or control of the Company or any Company Entity, or (ii) material breach of the Company’s or a Company Entity’s security procedures wherein confidential information has been disclosed to a third person.

Section 3.28 HSR. The Company is its own “ultimate parent entity” as such term is defined in 16 CFR 801.1(a)(3) of the regulations promulgated under the HSR Act. The Company and all of its Subsidiaries have not derived annual sales or revenues greater than $1,000,0000 from products within Sectors 31 – 33 of the North American Industry Classification System, and thus is not “engaged in manufacturing” as such term is defined in 16 CFR 801.1(j) of the regulations promulgated under the HSR Act.

Section 3.29 Full Disclosure. No representation or warranty by the Company in this Agreement and no statement contained in the Disclosure Schedules contains any untrue statement of a material fact, or to the Company’s knowledge, omits to state a material fact necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF EACH SELLER

Except as set forth in the correspondingly numbered section of the Disclosure Schedules (or to the extent it is reasonably apparent from a reading of the face of such disclosure that such disclosure qualifies a representation or warranty in another Section of this Article IV), each Seller, on an individual basis, rather than jointly and severally and enforceable solely with respect to the respective Seller, as applicable, hereby makes the following representations and warranties to Parent and Buyer.

Section 4.01 Organization, Qualification and Corporate Authority. Each Seller that is not a natural person is entity duly formed, validly existing and in good standing under its jurisdiction of formation or organization.

Section 4.02 Authority. Subject to compliance with the ROFRs described in Section 6.06(c), each Seller has full capacity, power and authority to enter into this Agreement and the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each Seller that is not a natural person of this Agreement and the Transaction Documents to which it is a party, the performance of its obligations hereunder and thereunder and the consummation by such Seller of the transactions contemplated hereby and thereby have been duly authorized by such Seller. This Agreement and the Transaction Documents to which such Seller is a party have been (in the case of this Agreement and the Transaction Documents to which such Seller is a party executed on the date of this Agreement) or will be (in the case of a Transaction Document to which such Seller is a party which is not executed on the date hereof) duly executed and delivered by such Seller, and (assuming due authorization, execution and delivery by Parent, Buyer and any other Persons party thereto) constitutes (in the case of this Agreement and the Transaction Documents to which such Seller is a party executed on the date of this Agreement), or will constitute when executed and delivered (in the case of a Transaction Document to which such Seller is a party which is not executed on the date hereof), as applicable, a legal, valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, or by general principles of equity.

Section 4.03 Equity Information. Such Seller has good title to the Company Interests set forth next to such Seller’s name on Exhibit A, free and clear of all Encumbrances other than Permitted CI Encumbrances. Subject to Permitted CI Encumbrances and the ROFRs described in Section 6.06(c), such Seller has the full and unrestricted power to sell, assign, transfer and deliver the Company Interests that such Seller owns pursuant to the terms of this Agreement. Such Seller is not a party to any option, warrant, purchase right or other contract or commitment that could (including upon the occurrence or satisfaction of any condition, contingency or event) require such Seller to sell, transfer or otherwise dispose of any of the Company Interests or any interest therein, other than this Agreement, the Company LLC Agreement or the ROFRs described in Section 6.06(c). Other than this Agreement, the Contracts described in Section 6.06(c) or the Company LLC Agreement, such Seller is not a party to any voting trust, proxy or other agreement or understanding with respect to its ownership, voting or transfer of, or otherwise related to, the Company Interests that such Seller owns. At the Closing (assuming the satisfaction or waiver of the ROFRs), Buyer will acquire good, valid and marketable title to the Company Interests, free and clear of all Encumbrances other than Permitted CI Encumbrances.

Section 4.04 No Conflicts or Consents. The execution, delivery, and performance by such Seller of this Agreement and the other Transaction Documents to which such Seller is a party and the consummation of the transactions contemplated hereby and thereby do not and will not: (i) violate or conflict with any provision of the certificate or articles of formation, operating agreement, or other governing documents of such Seller that is not a natural person; (ii) violate or conflict with any provision of any Law or Government Order applicable to each Seller; (iii) require the consent, notice, or filing with or other action by any Person or require any Permit, license, or Governmental Order, unless in each case disclosed in Schedule 4.04 (the “Seller Closing Approvals” and together with the Company Closing Approvals, the “Closing Approvals”); (iv) unless otherwise disclosed in Schedule 4.04, violate or conflict with, result in the acceleration of, or create in any party the right to accelerate, terminate, or modify any Contract, to which such Seller is a party or by which such Seller is bound or to which any of such Seller’s properties and assets are subject; or (v) result in the creation or imposition of any Encumbrance on any properties or assets of such Seller, including such Seller’s Company Interests.

Section 4.05 Accredited Investor. Each Seller:

(a)       is an “accredited investor,” as such term is defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the “US Securities Act”);

(b)       is acquiring the Stock Consideration and the Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out for investment purposes, and not with a view to resale in a manner which would violate the US Securities Act or applicable state securities laws;

(c)       has had the opportunity to ask questions regarding its or his investment in the Stock Consideration and the Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out and the business of Buyer and Parent;

(d)       is capable of evaluating the merits and risks of such investment and can bear a loss on such investment; and

(e)       acknowledges that neither the Stock Consideration nor the Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out have been registered under the US Securities Act, constitute “restricted securities” under the US Securities Act and will be issued in certificated form bearing legends to ensure compliance with the US Securities Act and applicable state securities laws.

Section 4.06 Brokers. Other than as set forth on Schedule 4.06, no broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of such Seller.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND BUYER

Except as set forth in the correspondingly numbered section of the Disclosure Schedules (or to the extent it is reasonably apparent from a reading of the face of such disclosure that such disclosure qualifies a representation or warranty in another Section of this Article V), the Buyer and the Parent, jointly and severally hereby make the following representations and warranties to the Sellers. For purposes of this Article V, “Parent’s (or Buyer’s) knowledge,” “knowledge of the Parent or the Buyer,” and any similar phrases shall mean the actual knowledge of Brad Asher, Jonathan Sandelman or Jennifer Drake, in each case after a due inquiry of such person’s direct reports.

Section 5.01 Organization and Authority.

(a)       Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Nevada. Buyer has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Parent is a corporation duly organized, validly existing, and in good standing under the Laws of the Canadian province of British Columbia. Parent has full corporate power and authority to enter into this Agreement and the other Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The Parent has the corporate power and authority to own its property and assets and to transact the business in which it is engaged and presently proposes to engage.

(b)       The execution and delivery by each of Buyer and Parent of this Agreement and the other Transaction Documents to which it is a party, the performance by each of Buyer and Parent of its obligations hereunder and thereunder, and the consummation by each of Buyer and Parent of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer and Parent, as applicable. This Agreement and the Transaction Documents to which it is a party have been (in the case of this Agreement and the Transaction Documents to which the Parent or the Buyer is a party executed on the date of this Agreement) or will be (in the case of a Transaction Document to which the Parent or the Buyer is a party which is not executed on the date hereof) duly executed and delivered by each of Buyer and Parent, and (assuming due authorization, execution and delivery by the Company, Sellers and any other non-Buyer parties thereto) constitute (in the case of this Agreement and the Transaction Documents to which the Parent or the Buyer is a party executed on the date of this Agreement), or will constitute when executed and delivered (in the case of a Transaction Document to which the Parent or the Buyer is a party which is not executed on the date hereof), as applicable, a legal, valid and binding obligation of Buyer or Parent, as applicable, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors’ rights generally, or by general principles of equity.

Section 5.02 No Conflicts; Consents. The execution, delivery, and performance by each of Buyer or Parent of this Agreement and the other Transaction Documents to which it is a party, and the consummation of the transactions contemplated hereby (including, without limitation, the issuance of the Stock Consideration, the Exchangeable Shares issued in connection with the 2021 Earn-out and the 2022 Earn-out and the Promissory Notes) and thereby, do not and will not: (a) violate or conflict with any provision of its articles of organization, certificate of incorporation, bylaws, or other governing documents; (b) violate or conflict with any provision of any Permit, Law or Governmental Order applicable to it or held by it; (c) conflict with or result in any breach of, any of the terms, covenants, conditions or provisions of, or constitute a default under the terms of any promissory note, bond, debenture, indenture, mortgage, deed of trust, credit or loan agreement, or any other Contract, to which the Parent or Buyer is a party or by which it or any of its property or assets are bound, (d) result in the creation or imposition of any Encumbrance upon any of the property or assets of the Parent or Buyer or (e) require the consent, notice, declaration, or filing with or other action by any Person or require any Permit, or Governmental Order.

Section 5.03 Actions. There are no Actions pending or, to the knowledge of the Buyer or the Parent, threatened with respect to the Parent or the Buyer (i) that have, or would reasonably be expected to have, a Parent Material Adverse Effect or (ii) which question the validity or enforceability of any of this Agreement and the Transaction Documents to which the Parent or the Buyer is a party, or of any action to be taken by the Parent or the Buyer pursuant to this Agreement or any other Transaction Document to which the Buyer or the Parent is a party. “Parent Material Adverse Effect” means with respect to the Parent and the Buyer, any change, occurrence, fact, condition or event that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the business, assets, regulatory approvals, properties, Liabilities, condition (financial or otherwise) or results of operations of the Parent, the Buyer and their respective Affiliates, taken as a whole, but excluding, in each case, any change, occurrence, violation, inaccuracy, event or effect arising out of or resulting from: (a) changes in general business conditions; (b) changes in conditions in the U.S. or global economy or capital, financial, credit, foreign exchange or securities markets generally, including any disruption thereof; (c) changes in business conditions or conditions in the U.S. or global economic or capital, financial, credit, foreign exchanges or securities markets generally resulting from COVID-19 or any Governmental Authority’s response thereto; (d) fires, epidemics, quarantine restrictions, strikes, freight embargoes, earthquakes, hurricanes, floods or other acts of God or natural disasters; (e) any outbreak or escalation of hostilities, insurrection or war, whether or not pursuant to declaration of a national emergency or war, acts of terrorism or similar calamity or crisis; (f) changes in applicable accounting regulations or principles or interpretations thereof; or (g) the negotiation, announcement, pendency, execution, delivery or performance of this Agreement; except, in the case of clauses (a) through (f), to the extent such change, effect, event, occurrence, state of facts or development, has had a disproportionate effect on the Parent, the Buyer and their respective Affiliates compared to other Persons operating in the same industry in which the Parent, the Buyer or their respective Affiliates operates.

Section 5.04 Indebtedness. The Parent is not entering into this Agreement and the other Transaction Documents to which it is a party with the intent to hinder, delay or defraud its creditors. Except as set forth on Schedule 5.04, as of the date of this Agreement, neither the Buyer nor the Parent has any Indebtedness. The Buyer and the Parent will provide to the Sellers’ Representative an update to Schedule 5.04 as of the Closing.

Section 5.05 Brokers. No broker, finder, or investment banker is entitled to any brokerage, finders’, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of either Parent or Buyer.

Section 5.06 Reporting Issuer Status and Listing. The Parent is a “reporting issuer” as that term is defined in the applicable securities Laws in each of the provinces and territories of Canada, is not in default of the requirements of such Laws and rules established pursuant thereto or the policies and requirements of the Canadian Securities Exchange (“CSE”) or any of the Canadian Securities Administrators, and the issued and outstanding Subordinate, Restricted and Limited Voting Shares of the Parent (collectively, the “Subordinate Voting Shares”) are listed and posted for trading on the CSE.

Section 5.07 Compliance with Laws; Permits.

(a)       The Parent and each of its subsidiaries have conducted and is conducting its business in compliance in all material respects with all applicable Laws of each jurisdiction in which it or any of its subsidiaries carries on business, including all applicable securities Laws and rules of the CSE, and has not received any written notice of material non-compliance.

(b)       All Permits obtained, or required to be obtained, from Governmental Authorities that are required or are necessary for the Parent and its subsidiaries to operate their respective businesses have been obtained and are in full force and effect. Neither the Parent nor any of its subsidiaries have received any written notice from any Governmental Authority to the effect that the Parent or any of its subsidiaries are not in compliance with any Permit (and to the knowledge of the Parent there are no presently existing facts, circumstances or events which, with notice or lapse of time, would result in material violations of any of Permit or Governmental Order).

Section 5.08 Consents and Approvals of Governmental Bodies and Other Persons. No consent, approval or authorization of, or declaration, filing or registration with, any Governmental Authority or any other person is required by the Parent in connection with the execution and delivery of this Agreement and each Transaction Document to which it is a party and the consummation of the transactions contemplated herein and therein, including the issuance of the Subordinate Voting Shares pursuant to the Exchange Rights Agreement, other than (i) customary filings under Canadian securities laws, and (ii) customary filings required for the listing and posting for trading on the CSE of the Subordinate Voting Shares, subject only to satisfaction by the Parent of customary post-Closing filing conditions required by the CSE. The Parent has obtained all required approvals from the CSE necessary for the issuance of the Subordinate Voting Shares issuable pursuant to the Exchange Rights Agreement and, at or prior to Closing, the Parent shall have obtained the required consents and approvals necessary to list the Subordinate Voting Shares issuable pursuant to the Exchange Rights Agreement on the CSE upon issuance.

Section 5.09 Continuous Disclosure. The Parent currently, and since the date the Parent became a “reporting issuer” for purposes of applicable Canadian provincial and territorial securities Laws, is in compliance with the timely and continuous disclosure obligations under all applicable securities Laws in all material respects and, without limiting the generality of the foregoing, there has not occurred any Parent Material Adverse Effect which has not been publicly disclosed on a non-confidential basis and all the statements set forth in the documents and reports filed by the Parent that are publicly available on SEDAR are true, correct, and complete in all material respects and do not contain any misrepresentation (as defined in the Securities Act (Ontario)) as of the date of such statements and the Parent has not filed any confidential material change reports that remain confidential and have not been publicly disclosed.

Section 5.10 No Cease Trade. No order preventing, ceasing or suspending trading in any securities of the Parent or prohibiting the issue and sale of securities by the Parent has been issued and no proceedings for any of such purposes have been instituted or are pending or, to the knowledge of the Parent, are contemplated or threatened.

Section 5.11 Authorized and Issued Capital. The authorized capital of the Parent consists of an unlimited number of Subordinate Voting Shares and an unlimited number of multiple voting shares of the Parent (the “Multiple Voting Shares”) of which, on the close of business of the date that is one day prior to the execution and delivery of this Agreement, 33,825,223 Subordinate Voting Shares of the Parent (the “Restricted Voting Shares”) and 3,696,486 Multiple Voting Shares are outstanding. All of the presently issued and outstanding Subordinate Voting Shares have been validly allotted and issued and are outstanding as fully paid shares. Except as set forth on Schedule 5.11, no Person has or will have any Contract or option or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a Contract or option, including convertible securities, warrants or convertible obligations of any nature, for the purchase from the Parent of any Subordinate Voting Shares (or any securities convertible or exchangeable into Subordinate Voting Shares) or for the subscription, allotment or issuance of any unissued securities in the capital of the Parent, other than as disclosed or as will be disclosed in the Parent’s publicly available continuous disclosure documents. The Parent will provide to the Sellers’ Representative an update, as of close of business of the day immediately preceding the Closing, to the representations contained in this Section 5.11, which update shall be set forth in Schedule 5.11.

Section 5.12 Issuance of the Shares. The Stock Consideration, the Exchangeable Shares issued pursuant to the 2021 Earn-out or the 2022 Earn-out and, all of the Subordinate Voting Shares to be issued upon exchange of the Stock Consideration or the Exchangeable Shares issued pursuant to the 2021 Earn-out or the 2022 Earn-out have been duly authorized and reserved for issuance and, when issued, (i) will be validly issued and outstanding and fully paid and nonassessable shares in the capital of the Buyer or the Parent, as applicable, (ii) will not be subject to any resale restrictions (other than pursuant to the Lock-Up Agreements, and those resale restrictions set forth under United States securities Laws and four month resale restriction under Canadian securities Laws (which four month period begins on the date of issuance)), and (iii) in respect of the Subordinate Voting Shares, when issued in exchange for the Stock Consideration and the Exchangeable Shares issued in connection with the 2021 Earn-out or the 2022 Earn-out, will be listed and posted for trading on the CSE or other Eligible Exchange (unless a Going Private Transaction has occurred).

ARTICLE VI

PRE-CLOSING COVENANTS

Section 6.01 Reasonable Commercial Efforts. During the period from the date hereof and continuing until the earlier of the date of the termination of this Agreement or the Closing Date (the “Effective Period”):

(a)       Each Party will cooperate with the other Parties and use its commercially reasonable efforts to promptly take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable under this Agreement, any Transaction Document or applicable Law to consummate and make effective the Closing as soon as practicable.

(b)       without limiting the forgoing, the Parties will: (i) cooperate with one another promptly to determine whether any filings are required to be made, or consents, approvals, Permits or authorizations are required to be obtained under any applicable Law, and (ii) in promptly doing so, furnishing information required in connection therewith and seeking to obtain timely any such consents, Permits, authorizations or approvals.

Section 6.02 Operation of Business. Except as set forth on Schedule 6.02 or as otherwise expressly contemplated by this Agreement, during the Effective Period, the Company will (and will cause each Company Entity to) conduct the business of the Company or such Company Entity in the ordinary course of its business consistent with past practice. During the Effective Period, the Company will (and will cause each Company Entity) pay its debts and Taxes when due unless subject to a good faith dispute, to pay or perform other Liabilities in the ordinary course of its business subject to good faith disputes over whether payment or performance is owing, and use commercially reasonable efforts to preserve its present business organizations, keep available the services of its employees, consultants and contractors, preserve its relationships with key customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, maintain all of its cannabis-related Permits and continue the Projects in accordance with the applicable Project Plans (including timely payment of all expenses associated with the Projects as they become due, except to the extent an expense is being disputed in good faith). During the Effective Period, the Company will promptly notify Parent and Buyer of any event or occurrence of which it receives knowledge, and that the Company believes could reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 6.02 or expressly contemplated by this Agreement (including, without limitation, Section 6.14), during the Effective Period, the Company will not (and will cause each Company Entity not to) do, any of the following without the prior written consent of Parent and Buyer, which may be withheld in their sole discretion:

(a)       adopt any change to (i) the Company LLC Agreement or any of the Company’s other organizational or governance documents or the rights and preferences of the Company Interests or (ii) the Constating Documents of the Company Entities;

(b)       merge or consolidate with any other Person or acquire equity interests or assets of any other Person other than (i) acquisitions of supplies and inventory the ordinary course of business, and (ii) capital expenditures permitted by Section 6.02(k), or effect any business combination, joint venture, partnership, recapitalization or similar transaction;

(c)       sell, lease, license, encumber or otherwise dispose of any material amount of tangible or intangible assets, securities or other property, individually or in the aggregate, in excess of except in the ordinary course of the Business (including the sale of Inventory consistent with past practices);

(d)       enter into any real estate transaction involving a real estate investment trust or enter into any sale-leaseback transaction or similar real estate transaction;

(e)       issue any debt or equity securities of any kind, including any membership interests, options, warrants, borrowed money, notes or instruments convertible into any equity securities, except that the Company may incur up to [**********] of Indebtedness under the Bridge Financing;

(f)       create or assume any loan pursuant to the provisions of the CARES Act;

(g)       make or change any election in respect of Taxes, amend, modify or otherwise change any filed Tax Return, adopt or request permission of any taxing authority to change any accounting method in respect of Taxes, enter into any closing agreement in respect of Taxes, settle any claim or assessment in respect of Taxes other than settlements of any claim or assessment which contains a release of all claims in exchange for a monetary payment, surrender or allow to expire any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or in respect to any Tax attribute that would give rise to any claim or assessment of Taxes, or claim any Tax credits under Section 2301 of the CARES Act;

(h)       declare, set aside or pay any dividend or other distribution with respect to the Company Interests or make any loans, advances or payments to any Seller, other than (i) in connection with the repayment of any Indebtedness owed by the Company to any Seller or (ii) Tax distributions to Sellers made pursuant to the terms of the Company LLC Agreement;

(i)       create or incur any Encumbrance (other than Permitted Encumbrances) on any of its assets or properties;

(j)       make any loan, advance or capital contribution to or investment in any Person other than to the Company Entities or trade credit in the ordinary course of the Business;

(k)       make any capital expenditure that is not consistent with the Project Plans or in excess of in the aggregate;

(l)       grant to any employee, consultant or contractor who earns in excess of per year any increase in compensation or benefits, except in the ordinary course of the Business and consistent with past practice or as may be required under existing Contracts;

(m)       enter into or establish or amend or modify any Benefit Plan, except as may be required by Law or the existing Benefit Plans;

(n)       enter into any new employment or consulting Contract with an employee or contractor resulting in payments by the Company or any Company Entity in excess of or collective bargaining Contract;

(o)       enter into or amend any Related Party Transaction;

(p)       enter into or amend any Contracts with dispensaries or other customer for the future supply of cannabis;

(r)       terminate or amend any Material Contract;

(r)       enter into any settlement with respect to any Action against or relating to it other than settlements of any Action which contain a release of all claims in exchange for a payment of monetary amount not to exceed [**********]

(s)       change any method of accounting or accounting principles or practice or cash management services unless required by applicable Law or GAAP;

(t)       transfer any cannabis-related Permits or Permit applications or enter into any management services agreements; or

(u)       agree, commit or enter into any arrangement or understanding to do any of the foregoing.

Section 6.03 Publicity. Except as otherwise required under this Agreement, prior to the Closing, the Company and the Parent will (a) develop a joint communication plan with respect to this Agreement, the transactions contemplated hereby and the Closing, (b) ensure that all press releases and other public statements with respect to this Agreement, the transactions contemplated hereby and the Closing will be consistent with such joint communication plan, and (c) consult promptly with the Parent or the Company (or the Sellers’ Representative after the Closing), as applicable, prior to issuing any press release or otherwise making any public statement with respect to this Agreement, the transactions contemplated hereby or the Closing, provide to the Parent or the Company (or the Sellers’ Representative after the Closing), as applicable, for review a copy of any such press release or statement, and no Party shall issue any press release or make any such public statement without the consent of the Parent or the Company (or the Sellers’ Representative after the Closing), as applicable, unless a Party determines in good faith in consultation with such Party’s legal counsel that such disclosure is required or necessary under applicable Law or any listing agreement with or rules and regulations of a securities exchange or Governmental Authority.

Section 6.04 Access. During the Effective Period, the Company will permit representatives of Buyer and Parent (including legal counsel, accountants, financial sources and advisors) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal business operations of the Company or the Company Entities, to the premises, personnel, books, records (including Tax records), Material Contracts, Permits and documents of or pertaining to the Business and the Projects. During the Effective Period, the Parent will permit representatives of the Company (including legal counsel, accountants, financial sources and advisors) to have, upon prior written notice, reasonable access during normal business hours and under reasonable circumstances, and in a manner so as not to interfere with the normal business operations of the Parent (and its Affiliates), to the premises, personnel, books, records (including Tax records), material Contracts, Permits and documents of or pertaining to the business of the Parent and its Affiliates, but no information regarding the Ontario Securities Commission or other similar investigation shall be provided if such investigation is currently in process. Neither Buyer, nor any of its representatives will contact any employee, customer, supplier or landlord of the Company or any Company Entity without the prior written consent of the Company. The Buyer and the Parent will comply with, and will cause their respective representatives and financing sources to comply with, all of their obligations under the confidentiality agreement previously signed with respect to this Agreement and the transactions contemplated hereby (the “Confidentiality Agreement”), among one or more Parties with respect to the terms and conditions of this Agreement and the transaction contemplated hereby, which Confidentiality Agreement will remain in full force and effect and survive any termination of this Agreement in accordance with the terms of the Confidentiality Agreement.

Section 6.05 Notification of Certain Matters. During the Effective Period, except as prohibited by applicable Law, the Company or the applicable Seller will give prompt notice to the Buyer and the Parent of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing such that the conditions set forth in Section 7.02(a) would not be satisfied, and (ii) any material failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder such that the conditions set forth in Section 7.02(b) would not be satisfied. During the Effective Period, except as prohibited by applicable Law, the Parent and the Buyer will give prompt notice to the Company and the Sellers’ Representative of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such Party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing such that the conditions set forth in Section 7.03(a) would not be satisfied, and (ii) any material failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder such that the conditions set forth in Section 7.03(b) would not be satisfied.

Section 6.06 No Solicitation; Rights of First Refusal.

(a)             Except as set forth in Section 6.06(c), during the Effective Period, no Seller or the Company will (and the Company shall cause each Company Entity not to), nor will it authorize or permit any officer, manager, director, equity holder member or employee of, or any investment banker, attorney or other advisor or representative of, such Seller, the Company or any Company Entity, to (A) directly or indirectly solicit or initiate or (B) knowingly encourage the submission of, any proposal or offer to acquire all or any portion of the Company, a Company Entity or any Company Interests, whether in a merger, asset sale, equity sale, joint venture, business combination or similar transaction, excluding sales of inventory in the ordinary course of business consistent with past practice (an “Acquisition Proposal”), (ii) enter into any Contract with respect to, or consummate, any Acquisition Proposal, or (iii) directly or indirectly participate in any substantive discussions or negotiations regarding, furnish to any Person any information with respect to the Company or any Company Entity outside of the ordinary course of the operation of its business, allow any Person access to the Company’s or any Company Entity’s or the assets, properties, information or personnel of the Company and the Company Entities outside of the ordinary course of the operation of its business, or take any other action to facilitate the making of, an Acquisition Proposal.

(b)            Except as set forth in Section 6.06(c), during the Effective Period, the Company and each Seller promptly will advise Buyer orally and in writing of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal and provide Buyer with copies of any documents related to such Acquisition Proposal. The Company will keep Buyer informed on a current basis of the status (including any change to the material terms thereof) of any such Acquisition Proposal.

(c)             Notwithstanding the provisions of Section 6.06 and without constituting a breach of same, each Seller and the Company will provide notice of the transactions contemplated hereby to any third party holding a right of first refusal with respect to the sale of any of the Company Interests (each such right a “ROFR” and the person holding a ROFR a “ROFR Holder”) in order to satisfy the applicable Contract providing for the right of first refusal (the “ROFR Notice”). Each applicable Seller and Company will promptly advise Buyer orally and in writing if any ROFR Holder exercises a ROFR or if a ROFR Holder delivers a binding membership interest purchase agreement executed by such ROFR Holder which contains provisions that are the same (or with respect to the consideration described herein, the economic equivalent) or terms which are more beneficial to the Sellers than those set forth herein (such agreement, a “Binding ROFR Purchase Agreement”). Except to the extent prohibited by confidentiality provisions, each applicable Seller and the Company will promptly (i) provide Buyer with a copy of the ROFR Notice, (ii) advise Buyer orally and in writing of any Acquisition Proposal made by a ROFR Holder and the material terms and conditions of any such Acquisition Proposal, (iii) provide Buyer with copies of any documents related to such Acquisition Proposal, and (iv) keep Buyer informed on a current basis of the status (including any change to the material terms thereof) of any such Acquisition Proposal.

Section 6.07 Governmental and Regulatory Approvals and Other Third-party Consents.

(a)       Each Party shall use its reasonable best efforts to obtain, or cause to be obtained as promptly as reasonably practicable after the date hereof, all consents, authorizations, orders and approvals from all third parties, including Governmental Authorities, that are required to be obtained to consummate the Closing, including the applicable Required Closing Approvals, and with respect to applicable Laws, including, for the avoidance of doubt, providing information with respect to the execution and filing of any submissions to a Governmental Authority in respect thereof and participating in meetings with the applicable Governmental Authorities. Each Party shall cooperate with each other Party and each other Party’s Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals (including supplying each other Party with any information which may be required in order to obtain such consents, authorizations, orders and approvals, and responding as promptly as practicable to any inquiry or request received from any Governmental Authority for additional information or documentation) and, once obtained, shall comply with the terms and conditions of such consents, authorizations, orders and approvals. No Party shall willfully take any action that would reasonably be expected to have the effect of materially delaying, or impairing or impeding in any material respect, the receipt of any the Required Closing Approvals from a Governmental Authority. Notwithstanding anything herein to the contrary, Buyer and the Company shall determine the strategy to be pursued for obtaining and leading any efforts to obtain all Required Closing Approval from any Governmental Authorities in connection with the Closing.

(b)       Except as set forth in Section 6.08, each Party agrees (i) to make (or cause its controlled Affiliates or ultimate parent entities to make), to the extent required by applicable Law (if such filing has not already occurred), a required initial filing pursuant to each applicable Law with respect to the Required Closing Approvals from a Governmental Authority within 30 days following the date of this Agreement and (ii) to respond as promptly as possible to any request for information from any Governmental Authority.

(c)       Subject to applicable Laws relating to the exchange of information and prior to making any application or material written communication to, or filing with, any Governmental Authority (including as described in Section 6.08) with respect to the transactions described herein, each Party shall provide each other Party with drafts thereof, afford each other Party a reasonable opportunity to comment on such drafts and incorporate each other Party’s reasonable comments, it being the intent that the Parties will consult and cooperate with each other and consider in good faith the views of each other Party in connection with any such communication or filing. To the extent relating to the Closing or any filing required under the HSR Act, Buyer, each Seller, the Company and the Company Entities shall, and shall cause their respective representatives to, (i) each use its respective reasonable best efforts to schedule and attend any hearings or meetings with Governmental Authorities, (ii) permit, to the extent permitted, each other Party to participate in any meetings or conference calls with any Governmental Authority and (iii) promptly notify in writing each other Party following (A) receipt of any comments, requests or other material communications (whether written or oral) from any Governmental Authority (and provide to each other Party copies of any written communications so received) and (B) receipt of any threatened Action. For the avoidance of doubt, provisions contained in this Section 6.07 do not apply to interactions between the Company or a Company Entity with Governmental Authorities in the ordinary course of business unless such interaction directly relates to or directly implicates the transactions contemplated by this Agreement.

(d)       If any consent, approval, authorization or amendment necessary to preserve any right or benefit under any Contract to which the Company or any Company Entity is a party is not obtained prior to the Closing, the Sellers’ Representative shall, subsequent to the Closing, cooperate with Buyer and the Company in attempting to obtain such consent, approval, authorization or amendment as promptly thereafter as practicable.

Section 6.08 HSR Act.

(a)             “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

(b)            In furtherance and not in limitation of the terms of Section 6.07, each of the Company, Buyer and Parent agrees to: (i) if required, within ten (10) Business Days after the date of the execution of this Agreement, make an appropriate filing of a Notification and Report Form pursuant to the HSR Act (including, if requested by Buyer or Parent, seeking early termination of the waiting period under the HSR Act) with respect to the transactions contemplated by this Agreement, (ii) use commercially reasonable efforts to supply the others with any information which may be required in order to effectuate such a filing, (iii) supply as promptly and as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act by the United States Federal Trade Commission or the United States Department of Justice and (iv) use its commercially reasonable efforts to take or cause to be taken all other actions necessary, proper or advisable consistent with this Section 6.08 to cause the expiration or termination of the applicable waiting periods, or receipt of required authorizations, as applicable, under the HSR Act as soon as practicable. The Parties will consult with each other in good faith with respect to the antitrust defense of the transactions contemplated by this Agreement, or negotiations with, any Governmental Authority or other third party relating to antitrust issues arising from the transactions contemplated by this Agreement or regulatory filings under applicable anti-competition Law, subject to the provisions of this Section 6.08; provided, however, that if the parties disagree on the proposed approach after consultation in good faith, Buyer and Parent’s good faith determination will control. Each of the Parties will use their commercially reasonable efforts to provide support to each other in all material respects in all such negotiations and other discussions or actions. No Party will make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Authority with respect to any proposed settlement, consent decree, commitment or remedy with respect to any Actions under the HSR Act, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, in connection with any Actions under the HSR Act arising from the transactions contemplated hereby except as agreed by all Parties; provided, however, that if Sellers’ Representative and the Company object to a proposed negotiation or discussion between Buyer and Parent and any Governmental Authority, the Parties will discuss such objection in good faith but Buyer and Parent’s good faith determination will control. Buyer and the Company will share equally all filing fees in connection with any filings made under the HSR Act pursuant to this Section 6.08. No Party will commit to or agree with any Governmental Authority to stay, toll or extend any applicable waiting period under the HSR Act or applicable competition Law, without the prior written consent of the other Parties. If any request for additional information and documents, including a “second request” under the HSR Act, is received from any Governmental Authority then the Parties will substantially comply with any such request at the earliest practicable date.

(c)       Without limiting the generality of the Parties’ undertakings pursuant to subsection (b) above, each of the Parties will use commercially reasonable efforts to:

(i)       respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement;

(ii)       avoid the imposition of any Governmental Order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement; and

(iii)       in the event any Governmental Order adversely affecting the ability of the Parties to consummate the transactions contemplated by this Agreement has been issued, to have such Governmental Order vacated or lifted.

(d)       Notwithstanding the foregoing, nothing in this Section 6.08 will require, or be construed to require, (i) Buyer, Parent or any of their Affiliates to agree to (A) sell, hold, divest, discontinue or limit, before or after the Closing Date, any assets, businesses or interests of Buyer, Parent or any of its current or potential Affiliates or (B) any conditions relating to, or changes or restrictions in, the operations of any such assets, businesses or interests which, in either case, could reasonably be expected to materially and adversely impact the Buyer or Parent or any of their Affiliates, before or after the Closing Date or (ii) any of the Parties hereto to agree to any material modification or waiver of the terms and conditions of this Agreement.

(e)       The Parties will take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this section so as to preserve any applicable privilege.

Section 6.09 Continuation of Indebtedness. As of the Closing and continuing thereafter, the Company or each Company Entity (as applicable) will remain as the primary borrower and obligor under the indebtedness in Schedule 6.09, and in each case all indebtedness outstanding thereunder as of the Closing will remain outstanding in accordance with its terms (including any security interests securing such indebtedness), and will reduce the aggregate amount of Promissory Notes as set forth in Section 1.01(c).

Section 6.10 Updates to Disclosure Schedules. Prior to Closing, the Company or any Seller shall deliver to Parent and Buyer all updates to the Disclosure Schedules, if any, that would be necessary to cause the satisfaction of the closing condition set forth in Section 7.02(a), taking into account any such updates. With respect to any such updates, (a) any matter, fact, event or circumstance that occurred or was in existence on or prior to, or that arises from or relates to the period of time on or prior to the date of this Agreement, shall not be considered as part of the Disclosure Schedules for purposes of Closing and shall not be deemed to have cured or remedied any breach of any representation and warranty made by the Company or a Seller as of the date of this Agreement; and (b) any matter, fact, event or circumstance that first occurred or came into existence following, or that first arises from or relates to the period of time following, the date of this Agreement and is not otherwise related to a breach of an interim covenant of the Company or any Seller set forth in Section 6.02 of this Agreement (“Post-Signing Matters”) shall be deemed to be part of the Disclosure Schedules; provided, however, that if the Liability associated with Post-Signing Matters (as reasonably determined by the Buyer, the Company and the Sellers’ Representative) (i) exceeds $6,000,000 in the aggregate, then Buyer shall have the option, at its sole option and election, (A) to terminate this Agreement (and for the avoidance of doubt with no continuing Liability (other than claims of fraud, intentional or knowing misrepresentation, or willful breach by the Buyer or the Parent) owing by Buyer or the Parent to the Company or the Sellers), or (B) if the Buyer does not elect to terminate this Agreement pursuant to the immediately preceding clause (A) and the Closing occurs, to deduct from the Cash Consideration payable at Closing the full amount of such Post-Signing Matters, on a dollar-for-dollar basis (such Post-Signing Matters, are hereinafter referred to as “Terminable Post-Signing Matters” or (ii) exceeds $200,000 but is less than $6,000,000, then neither the Buyer nor the Parent shall have the right to terminate this Agreement due to such Post-Signing Matter, and if the Closing occurs, Buyer shall deduct from the Cash Consideration payable at Closing the full amount of such Post-Signing Matters, on a dollar-for-dollar basis. If the Liability associated with Post-Signing Matters does not exceed $200,000 in the aggregate and the Closing occurs, then such Post-Signing Matters shall be deemed to have become part of the Disclosure Schedules and shall qualify all of the representations and warranties set forth herein for all purposes of this Agreement, including without limitation as it relates to indemnification claims. Notwithstanding the foregoing, Post-Signing Matters shall not include the representations and warranties in Section 3.15(c) as it relates to the Regulatory Permits (as hereinafter defined). Notwithstanding anything to the contrary contained herein, any updates to the Disclosure Schedules to account for the transactions described in Section 6.14 or any Projects entered into after the date hereof in accordance with Section 3.12 shall not be subject to this Section 6.10 and any updates to the Disclosure Schedules arising from the transactions described in Section 6.14 or any Projects entered into after the date hereof in accordance with Section 3.12 shall be deemed to have become part of the Disclosure Schedules and shall qualify all of the representations and warranties set forth herein for all purposes of this Agreement; including without limitation as it relates to any claims for indemnification.

Section 6.11 Maintaining Listing and Further Assurances. The Parent covenants to the Sellers that it shall use commercially reasonable efforts to maintain the listing of its Subordinate Voting Shares on the CSE or another Eligible Exchange for at least the period of 60 months following the Closing; provided that the foregoing shall in no way affect Parent’s ability to proceed with any reorganization of capital that is subject to shareholder approval or any merger amalgamation or take-over bid. The Parent covenants and agrees that it shall take all necessary steps and use its best efforts to satisfy all applicable CSE conditions necessary to be satisfied to cause the Subordinate Voting Shares issuable in connection with the Stock Consideration to (i) be approved for listing (subject to issuance) on the CSE at the Closing and (ii) approved and listed for trading on the CSE upon issuance under the terms of the Exchange Rights Agreement; provided that nothing herein shall limit the Parent’s ability to engage in a merger, amalgamation, reorganization or similar transaction in which the Parent is not the surviving entity after the Closing. During the Effective Period, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Parent in which all of the issued and outstanding Subordinate Voting Shares of the Parent are converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Stock Consideration or each Exchangeable Share issued in connection with the 2021 Earn-out or the 2022 Earn-out shall thereafter be exchangeable in lieu of the Subordinate Voting Shares into which it was exchangeable prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Subordinate Voting Shares issuable upon conversion of one (1) share of Stock Consideration or Exchangeable Share immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment shall be made to the Per Share Price.

Section 6.12 Preservation of Records. For a period of seven years after the Closing Date or such other longer period as required by applicable Law, Buyer shall (and Parent shall cause the Buyer to) preserve and retain, all limited liability company or corporate, accounting, legal, auditing, human resources and other similar books and records of the Company and each Company Entity (including (i) any documents relating to any Actions and (ii) all Tax Returns, schedules, work papers and other material records or other documents relating to Taxes of the Company or any Company Entity) relating to the conduct of the business and operations of the Company and each Company Entity prior to the Closing Date, in each case that were in the possession of the Company or a Company Entity upon the Closing. Notwithstanding the foregoing, during such seven-year period, the Buyer may dispose of any such books and records which are offered to, but not accepted by, the Sellers’ Representative.

Section 6.13 Bridge Financing.

(a)              Contemporaneously with this Agreement and as part of the transactions described herein, Buyer and the Company will enter into a Bridge Loan Agreement (the “Loan Agreement”), whereby Buyer or an Affiliate of Buyer will provide bridge financing to the Company for up to $10,000,000 with accrued interest of 12.5% per annum and default interest at 18% per annum (the “Bridge Financing”). The Company, prior to the Closing, may draw on the Bridge Financing as described in the Loan Agreement. At the Closing, the amounts advanced under the Bridge Financing (plus interest and expenses thereon) (i) will not be required to be repaid in cash by the Company, and (ii) will reduce the amount of the principal amount of Promissory Notes payable to Sellers at Closing as described in Section 1.01(c). Immediately after the Closing the Loan Agreement and all documentation thereunder will be terminated by the Buyer.

(b)             If this Agreement is terminated prior to the Closing, then the amounts advanced under the Bridge Financing (plus interest and expenses (if any) thereon) will be paid to Buyer or its Affiliate by the Company within five months after the date this Agreement is terminated, except as provided in the next sentence. If this Agreement is terminated for the failure to satisfy the condition described in Section 7.02(e) or Section 7.03(g), then all amounts advanced under the Bridge Financing (plus interest and expenses (if any) thereon) shall be due and payable to the Buyer by the Company within 30 days after this Agreement is terminated.

(c)              [**********]

(d)             All amounts owing under the Loan Agreement will be secured by a pledge of all of the membership interests of the Company held by TJV and FCC pursuant to a pledge agreement which will terminate immediately prior to the Closing.

Section 6.14 Pre-Signing Transactions.

(a)              Prior to the Closing, each Seller and the Company will cause all assets, including equity interests that are owned by such Seller or a controlled Affiliate of such Seller, that are or are currently contemplated to be used in the Company’s or any of the Company Entities’ business, as of the Closing, to be transferred to the Company or the Company Entity (as appropriate), including the following (i) each Seller that owns an equity interest in Willcox OC, LLC will transfer such equity interest to the Company (which transaction will be structured in the most tax-efficient manner to the Company and such Sellers) and (ii) all of the shares issued by any Licensed Entity upon changing to a “for profit status” (a “Conversion”) will be issued to the Company or any other Company Entity. Any entity whose equity interests are transferred to the Company or a Company Entity under the preceding sentence (in whole or in part), including Willcox OC, LLC will be included as a Company Entity for purposes of the representations and warranties contained in Article III at the Closing. Notwithstanding anything to the contrary herein, this Section 6.14(a) will not apply to any equity securities of Weber Dr, Be Green or 7AZ Enterprises, LLC or their respective assets or contractual rights. For purposes of clarity, nothing in this Agreement shall require a Seller, the Company or any Company Entity to effectuate a Conversion.

(b)             With respect to any Conversion of a Licensed Entity occurring prior to Closing (a “Pre-Closing Conversion”), the Company presently intends to cause such Pre-Closing Conversion to qualify, to the extent permitted under applicable Law, as a reorganization under Section 368(a)(1)(E) and/or 368(a)(1)(F) of the Code or under any other applicable nonrecognition provision of the Code, in each case in the most tax-efficient manner to the Licensed Entity, the Company and the Sellers (collectively, “Nonrecognition Treatment”). Although it is presently expected that neither Buyer nor Parent would be required to participate in or consent to any such Pre-Closing Conversion, Buyer and Parent shall, and shall cause their respective Affiliates to, execute and deliver such documents and instruments and take such further actions as may reasonably be required to carry out the provisions of any Pre-Closing Conversion and give effect to such transaction. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or fail to take any action, that could reasonably be expected to cause any such Pre-Closing Conversion to fail to qualify for Nonrecognition Treatment to the extent such treatment is otherwise available under applicable Law. Each Party shall report any such Pre-Closing Conversion in accordance with this Section 6.14(b) and shall take no position to the contrary in any tax return or any proceeding before any taxing authority or otherwise, unless otherwise required pursuant to a determination within the meaning of Section 1313(a) of the Code.

(c)       [**********]

[**********]

Section 6.15

[**********]

ARTICLE VII

CONDITIONS TO OBLIGATION TO CLOSE

Section 7.01 Conditions to Obligations of Each Party. The respective obligations of each Party to effect the Closing will be subject to the satisfaction at or prior to the Closing of the following conditions, any or all of which may be waived in writing (i) with respect to the Buyer and the Parent, by the Buyer and the Parent or (ii) with respect to the Company (prior to the Closing) and the Sellers, by the Company (prior to the Closing) and the Sellers’ Representative, in whole or in part, in each case to the extent permitted by applicable Law:

(a)              Proceedings.

(i)       No Governmental Authority of competent jurisdiction will have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and has the effect of making the Closing illegal or otherwise prohibiting consummation of the transaction described herein; and

(ii)       No Action will have been commenced against any Party by a third person unaffiliated with any Party which would prevent the Closing (either by way of injunction or other legal remedy).

(b)             Consents and Approvals. The Company and each applicable Seller will have received all of the Required Closing Approvals (including, without limitation, all consents of the lenders specified in Section 6.09 to the transactions contemplated by this Agreement) on terms satisfactory to all Parties, acting reasonably.

Section 7.02 Additional Conditions to Obligations of Buyer. The obligations of Buyer and the Parent to effect the Closing are subject to satisfaction or waiver of the following additional conditions:

(a)              Representations and Warranties. Subject to Section 6.10, (i) the representations and warranties of the Company set forth in this Agreement (other than the Fundamental Representations (as hereinafter defined) set forth in Article III) will be true and correct in all material respects (giving effect to the applicable exceptions set forth in the Disclosure Schedules, but without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) and (ii) the Fundamental Representations of the Company set forth in Article III will be true and correct in all respects, in each case as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such date). Subject to Section 6.10, (i) the representations and warranties of each Seller set forth in this Agreement (other than the Fundamental Representations set forth in Article IV) will be true and correct in all material respects (giving effect to the applicable exceptions set forth in the Disclosure Schedules, but without giving effect to any limitation as to “materiality” or “Material Adverse Effect”) and (ii) the Fundamental Representations of each Seller set forth in Article IV will be true and correct in all respects, in each case as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such date). Buyer will have received a certificate signed on behalf of the Company and each Seller to such effect.

(b)             Agreements and Covenants. The Company will have performed and complied with all of its covenants hereunder in all material respects through the Closing, each Seller shall have performed and complied with all of such Seller’s covenants hereunder in all material respects through Closing and Buyer will have received a certificate signed on behalf of each Seller and the Company to such effect.

(c)              Documents. Other than the Required Consents, all of the documents, instruments and agreements to be executed or delivered pursuant to Section 2.02 will have been executed by the parties thereto other than the Buyer or the Parent and delivered to the Buyer or the Parent.

(d)             No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect will have occurred.

(e)              ROFR. Each ROFR will have expired under the terms of the applicable Contract or the ROFR Holder will have waived its ROFR in writing prior to the ROFR’s expiry; provided that if a ROFR Holder exercises a ROFR neither the Buyer nor the Parent may terminate this Agreement except in accordance with Section 8.01(c).

(f)              Licensed Entities. Each Licensed Entity will have (i) filed an Officer/Director/Shareholder Change Form of such Licensed Entity with the Arizona Corporation Commission, naming the Buyer’s designees to, and removing all existing members of the Board of Directors from, the Board of Directors of such Licensed Entity and (ii) filed written notice with the Arizona Department of Health Services (“AZDHS”), evidencing the actions taken under (i) immediately above, (iii) adopted Amended and Restated Bylaws of such Licensed Entity evidencing the appointment of Buyer’s designees to, and the resignation and removal of the existing members of the Board of Directors from, the Board of Directors of such Licensed Entity, and taken all other actions legally required to effect the same, (iv) filed AZDHS Dispensary Information Update Forms naming the Buyer’s designee as the primary contact between AZDHS and such Licensed Entity, and (v) signed and submitted to AZDHS all other documents, either in written form or through such Licensed Entities’ portal with AZDHS, that Buyer requests to effectuate the changes set forth under (i) through (iv) immediately above.

(g)       [**********]

(h)       [**********]

Section 7.03 Additional Conditions to Obligations of Sellers. The obligations of the Company and the Sellers to effect the Closing are subject to satisfaction or waiver of the following additional conditions:

(a)              Representations and Warranties. The (i) representations and warranties of Buyer and the Parent set forth in this Agreement (other than the Fundamental Representations set forth in Article V) will be true and correct in all material respects (but without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect”) and (ii) Fundamental Representations of Buyer and Parent set forth in Article V will be true and correct in all respects, in each case as of the Closing Date, as if made as of such time (except to the extent that such representations and warranties expressly speak as of another date, in which case such representations and warranties will be true and correct as of such date). Sellers will have received a certificate signed on behalf of Buyer and the Parent to such effect.

(b)             Agreements and Covenants. Buyer and the Parent will have performed and complied with all of their respective covenants hereunder in all material respects through the Closing. Sellers will have received a certificate signed on behalf of Buyer to such effect.

(c)              No Material Adverse Effect. Since the date of this Agreement, no change, occurrence, violation, inaccuracy, event or effect that, individually or in the aggregate, has or would reasonably be expected to have a Parent Material Adverse Effect.

(d)             Documents. All of the documents, instruments and agreements to be executed or delivered pursuant to Section 2.03 will have been executed by the parties thereto other than Sellers and delivered to Sellers.

(e)              Parent Contribution/Organizational Documents. Concurrently with the Closing, Lower Holdings shall have contributed the Cash Consideration, in exchange for equity securities of the Buyer (the “Parent Contribution”). The Parent Contribution will be structured in a manner that is consistent with the Intended Tax Treatment as reasonably determined by the Sellers’ Representative.

(f)              Perfection of Security. All steps, actions, documents and instruments to ensure the perfection of all Encumbrances contained in the Pledge Agreement shall have been taken, completed and delivered, as the case may be.

(g)             ROFR. Each ROFR will have expired under the terms of the applicable Contract or the ROFR Holder will have waived its ROFR in writing prior to the ROFR’s expiry; provided that if a ROFR Holder exercises a ROFR the Seller Majority may not terminate this Agreement except in accordance with Section 8.01(d).

(h)             Bridge Financing. The Buyer shall not have breached any of its obligations under the Loan Agreement or any other document entered into in connection with the Bridge Financing. The Parent shall not have breached any of its obligations under the Guaranty (as defined in the Loan Agreement).

(i)               [**********]

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the transaction described herein may be abandoned at any time prior to the Closing:

(a)              By mutual written consent of Buyer and Parent, on the one hand, and Seller Majority, on the other hand;

(b)             By either Buyer or the Seller Majority if:

(i)              the Closing has not occurred on or before the Outside Date (as hereinafter defined); provided, that the right to terminate this Agreement under this Section 8.01(b)(i) will not be available to (A) Buyer if Buyer’s or Parent’s failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date, or (B) Seller Majority, if the Company’s or any Seller’s failure to fulfill any material obligation under this Agreement has been the cause of, or resulted in, the failure of the Closing to have occurred on or before the Outside Date; or

(ii)             Governmental Authority will have issued a Governmental Order or Law, in each case that has become final and non-appealable and that restrains, enjoins or otherwise prohibits the Closing or any part of it or the relevant Governmental Authority under the HSR Act announces that it will oppose or refuse to grant its consent to the transactions contemplated under this Agreement (provided that a second request or any other request for further information shall not be deemed to be an announcement that such Governmental Authority opposes or refuses to grant its consent); provided, that the right to terminate this Agreement under this Section 8.01(b) will not be available to (A) Buyer if Buyer’s or Parent’s breach of Section 6.07 or Section 6.08 has been the cause of, or resulted in, the issuance of such Governmental Order, or (B) Seller Majority if the Company’s or any Seller’s breach of Section 6.07 or Section 6.08 has been the cause of, or resulted in, the issuance of such Governmental Order;

For purposes of this Agreement, “Outside Date” means June 30, 2021; provided, however, that if the Closing has not occurred by June 30, 2021 due to the failure to obtain any approval required by the HSR Act or from the AZDHS of the transactions contemplated under this Agreement, then the Outside Date automatically shall be extended until January 31, 2022.

(c)              By Buyer, if at any time (i) any of the representations and warranties of Sellers or the Company in this Agreement become untrue or inaccurate such that Section 7.02(a) would not be satisfied; (ii) there has been a material breach on the part of Sellers or the Company of any of their respective covenants or agreements contained in this Agreement such that Section 7.02(b) would not be satisfied; (iii) any of the other conditions in Section 7.02 cannot be fulfilled and such breach, inaccuracy or failure has not been waived by the Buyer or cured by the Company or the Sellers within twenty (20) Business Days of receipt of such notice from the Buyer or (iv) as contemplated by Section 6.10 in the event of a Terminable Post-Signing Matter except that notwithstanding anything to the contrary herein, if the ROFR condition under Section 7.02(e) is not satisfied because a ROFR Holder has exercised its ROFR, then neither the Buyer nor the Parent may terminate this Agreement unless and until the first to occur of the Outside Date or the date that the applicable ROFR Holder has delivered a Binding ROFR Purchase Agreement to the Sellers and the Company; or

(d)             By Seller Majority, if at any time (i) any of the representations and warranties of Buyer or the Parent in this Agreement become untrue or inaccurate such that Section 7.03(a) would not be satisfied; (ii) there has been a material breach on the part of Buyer or the Parent of any of their respective covenants or agreements contained in this Agreement such that Section 7.03(b) would not be satisfied or (iii) any of the other conditions in Section 7.03 cannot be fulfilled; and such breach, inaccuracy or failure has not been waived by the Company and the Sellers’ Representative or cured by the Parent or the Buyer within twenty (20) Business Days of receipt of such notice from the Company and the Sellers’ Representative except that notwithstanding anything to the contrary herein, if the ROFR condition under Section 7.03(g) is not satisfied because a ROFR Holder has exercised its ROFR, then the Seller Majority may not terminate this Agreement unless and until the first to occur of the Outside Date or the date that the applicable ROFR Holder has delivered a Binding ROFR Purchase Agreement to the Sellers and the Company.

Notwithstanding anything to the contrary contained herein, it is hereby acknowledged that no increase or decrease in the price per share of the Parent’s equity securities shall constitute or provide grounds for an event which provides any Party with the right to terminate this Agreement (except that if the underlying event which caused the increase or decrease results from a Parent Material Adverse Effect, then in such event the Company or the Sellers may terminate this Agreement for failure to satisfy the condition in Section 7.03(c)).

Section 8.02 Effect of Termination.

(a)              Except as provided in this Section 8.02(a), in the event of the termination of this Agreement pursuant to Section 8.01, this Agreement (other than Section 8.02, Section 6.03, the last sentence of Section 6.04, Section 6.08(g) and Article X, which for purposes of clarity shall each survive such termination) will forthwith become void, and there will be no Liability on the part of any Party or any of their respective managers, officers or directors to the other and all rights and obligations of any Party will cease, except that nothing in this Section 8.02 will relieve any Party from Liability (i) from breaches of this Agreement which occurred prior to its termination or (ii) for fraud or for any willful and material breach, prior to termination of this Agreement in accordance with its terms, of any covenant or agreement contained in this Agreement.

(b)             If this Agreement is terminated by Buyer or the Seller Majority due to the failure to satisfy the condition set forth in Section 7.02(e) (subject to the termination requirements described in Section 8.01(c)) or Section 7.03(g) (subject to the termination requirements described in Section 8.01(d)), the Company shall pay Buyer a break fee in the amount of $1,500,000 (the “Break-Up Fee”) by wire transfer of immediately available funds within three (3) Business Days of such termination. The Break-Up Fee shall constitute liquidated damages and not a penalty. The Break-Up Fee shall constitute the Buyer’s and the Parent’s sole and exclusive remedy for any and all Losses related to or arising from the transactions contemplated by this Agreement.

ARTICLE IX

INDEMNIFICATION AND POST-CLOSING COVENANTS

Section 9.01 Indemnification by Sellers.

(a)       Subject to the other terms and conditions of this Article IX, Sellers (jointly and severally) shall indemnify and defend each of Buyer, Parent and their Affiliates and their respective representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnitees based upon, arising out of, with respect to, or by reason of:

(i)              any inaccuracy in or breach of any of the representations or warranties of the Company contained in this Agreement;

(ii)             any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by the Company pursuant to this Agreement;

(iii)           (A) all Taxes (or the non-payment thereof) of the Company or any Company Entity for any Pre-Closing Tax Period, (B) all Taxes of any member of an affiliated, consolidated, combined, or unitary group of which the Company or any Company Entity (or any of their respective predecessors) is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 under the Code or any analogous or similar Law, and (C) any and all Taxes of any Person (other than the Company or any Company Entity) imposed on the Company or any Company Entity as a transferee or successor, by Contract or pursuant to any Law which Taxes relate to an event or transaction occurring before the Closing;

(iv)            any fraud, intentional or knowing misrepresentation or willful breach by the Company; and

(v)             any failure of the Company or a Company Entity to comply with applicable state and local Laws controlling the cultivation, harvesting, production, handling, storage, distribution, sale or possession of cannabis or medical marijuana, including licensing requirements applicable to the Company or such Company Entity;

(b)       Subject to the other terms and conditions of this Article IX, each Seller (severally and not jointly) shall indemnify and defend each of the Buyer Indemnitees against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnitees based upon, arising out of, with respect to, or by reason of:

(i)              any inaccuracy in or breach of any of the representations or warranties of such Seller contained in this Agreement;

(ii)             any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by such Seller pursuant to this Agreement;

(iii)            all Taxes (or non-payment thereof) of such Seller;

(iv)            any fraud, intentional or knowing misrepresentation or willful breach by such Seller; or

(v)             [**********]

The indemnification obligations of Sellers under Section 9.01(a) will be joint and several, the indemnification obligation of the Sellers under Section 9.01(b)(i) through (iv) will be several and not joint and the indemnification obligations set forth in Section 9.01(b)(v) will be joint and several obligations of only the Sweis Parties and no other Seller. As used in this Agreement, “Losses” means all losses, Liabilities, deficiencies, damages (including consequential damages and lost profits), fines, penalties, claims, costs and expenses (including, amounts paid (i) pursuant to a judgment (entered into or determined in accordance with, or that is entered into or determined under circumstances that do not constitute a breach of, this Agreement), or a compromise or settlement entered into in accordance with this Agreement or (ii) in enforcing any right to indemnification hereunder), court costs and fees (including reasonable legal and accounting fees and disbursements, reasonable witness fees); provided, however, that “Losses” will not include punitive damages, except to the extent such punitive damages are payable to a third party in a claim for which indemnification is permitted hereunder.

Section 9.02 Indemnification by Buyer and Parent. Subject to the other terms and conditions of this Article IX, Buyer and the Parent on a joint and several basis shall indemnify and defend the Company (prior to the Closing), Sellers and their respective Affiliates and their respective representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, Seller Indemnitees based upon, arising out of, with respect to, or by reason of:

(a)              any inaccuracy in or breach of any of the representations or warranties of Buyer or Parent contained in this Agreement;

(b)             any breach or non-fulfillment of any covenant, agreement, or obligation to be performed by Buyer or Parent pursuant to this Agreement; or

(c)              any fraud, intentional or knowing misrepresentation or willful breach by Buyer or Parent.

Section 9.03 Indemnification Procedures and Limitations.

(a)       Direct Claims. Whenever any claim shall arise for indemnification hereunder not arising from a Third Party Action (a “Direct Claim”), the party or parties entitled to indemnification (the “Indemnified Party”) shall promptly provide written notice of such Direct Claim (a “Direct Claim Notice”) and the amount of such claim to the extent known (the “Claimed Amount”) to the Party against whom such indemnification is sought (the “Indemnifying Party”) (but notwithstanding anything herein to the contrary, in any event within thirty days after discovering such indemnifiable claim); provided, however, that the failure to promptly provide a Direct Claim Notice shall not affect the indemnification obligations of an Indemnifying Party under this Agreement, except to the extent such Indemnifying Party is materially prejudiced by such failure. With respect to a Direct Claim, the Direct Claim Notice shall describe the Direct Claim in reasonable detail based on the facts then known and the provisions of this Agreement upon which such claim is based. Within thirty days after receipt of a Direct Claim Notice, the Indemnifying Party will deliver a response in which it will: (i) agree that the Indemnified Party is entitled to receive all of the Claimed Amount, (ii) agree that the Indemnified Party is entitled to receive an agreed amount that is less than the Claimed Amount, or (iii) dispute that the Indemnified Party is entitled to receive all of the Claimed Amount. If no response is delivered by the Indemnifying Party within such thirty day period, the Indemnifying Party shall be deemed to have agreed that all of the Claimed Amount is owed to the Indemnified Party. Acceptance by the Indemnified Party of partial payment of any Claimed Amount shall be without prejudice to the Indemnified Party’s right to claim the balance of any such Claimed Amount in accordance with the terms of this Agreement. Any dispute over any Direct Claim Notice or all or any portion of a Claimed Amount (“Disputed Amounts”) will be resolved in accordance with Section 10.08. For purposes of investigating any Direct Claim, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request, including (to the extent applicable) reasonable access to any physical premises owned or leased by, equipment or other tangible property owned or leased by the Indemnified Party that is the subject of, or otherwise relevant to, the Direct Claim.

(c)              Third Party Actions. In connection with any claim giving rise to indemnity hereunder resulting from or arising out of any Action by a Person who is not a party to this Agreement (a “Third Party Action”), subject to Section 9.05(h), the Indemnified Party shall give written notice to the Indemnifying Party containing the same information as a Direct Claim Notice promptly (and in any event within 15 days) after receiving notice or becoming aware of such Third Party Action. Upon receipt of such notice, the Indemnifying Party, at its sole cost and expense and upon written notice to the Indemnified Party, may assume the defense of any such Third Party Action with counsel reasonably satisfactory to the Indemnified Party provided that (i) the Indemnifying Party may only assume control of such defense if (A) it acknowledges in writing to the Indemnified Party that any Losses that may be assessed against the Indemnified Party in connection with such Third Party Action constitute Losses hereunder for which the Indemnified Party shall be indemnified pursuant to this Article IX and (B) such claim is not a criminal Action, an Action where only equitable relief is sought or an Action by a Governmental Authority and (ii) the Indemnified Party shall furnish the Indemnifying Party with such information as it may have with respect to such Third Party Action (including copies of any summons, complaint or other pleading which may have been served on such party and any written claim, demand, invoice, billing or other document evidencing or asserting the same) and shall otherwise use commercially reasonable efforts to cooperate with and assist the Indemnifying Party in the defense of such Third Party Action. The Indemnified Party shall be entitled to participate in the defense of any such Action, with its counsel and at its own cost and expense. If the Indemnifying Party does not assume the defense of any such Third Party Action, the Indemnified Party may, but shall not be obligated to, defend against such Third Party Action in such manner as it may deem appropriate but may not settle such Third Party Action, without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed) and no action taken by the Indemnified Party in accordance with this Agreement in such defense shall relieve the Indemnifying Party of its indemnification obligations in this Article IX with respect to any Losses resulting therefrom. Notwithstanding anything to the contrary set forth herein, the Indemnifying Party shall not settle any Third Party Action without the Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed) unless (i) the terms of the compromise and settlement require only the payment of money for which the Indemnifying Party is solely liable, (ii) the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the person or entity making the Third Party Claim, and (iii) the Indemnified Party receives, as part of the compromise and settlement, an unconditional release from any and all claims, obligations and Liabilities with respect to the Third Party Claim.

(c)       Loss Limitations.

(i)              With respect to claims for Losses based upon any Sellers or the Company’s representations and warranties arising under Section 9.01(a)(i) or Section 9.01(b)(i), Sellers will not be liable for any such Losses until the aggregate amount of all such Losses exceeds $ [**********] (the “Deductible”), at which point Sellers shall become liable for all Losses under Section 9.01(a)(i) or Section 9.01(b)(i) that are in excess of the Deductible; provided that this limitation shall not apply to claims based on Fundamental Representations (set forth in Article III or Article IV) or based on fraud, intentional or knowing misrepresentation or willful breach. With respect to claims for Losses based upon any of the Company’s representations and warranties arising under Section 9.01(a)(i), Sellers will not be liable for any Losses in excess of $ [**********] (the “Rep Cap”); provided that this limitation shall not apply to claims based on Fundamental Representations (set forth in Article III) or based on fraud, intentional or knowing misrepresentation or willful breach. With respect to claims for Losses based upon any Seller’s representations and warranties arising under Section 9.01(b)(i), such Seller will not be liable for any Losses in excess of the Seller’s indemnification percentage (as set forth in the Funds Flow) of the Rep Cap; provided that this limitation shall not apply to claims based on Fundamental Representations (set forth in Article IV) or based on fraud, intentional or knowing misrepresentation or willful breach. Sellers or such Seller (as applicable) will not be liable for Losses (i) under Section 9.01(a) but with respect to Section 9.01(a)(i), solely with respect to breaches of the Fundamental Representations set forth in Article III) in excess of the aggregate amount of $ [**********], and (ii) under Section 9.01(b) (but with respect to Section 9.01(b)(i), solely with respect to breaches of the Fundamental Representations set forth in Article IV) in excess of such Seller’s indemnification percentage (as set forth on Funds Flow) of $ [**********] (in each case, the “Cap”); provided that the shall not apply to claims based on fraud, intentional or knowing misrepresentation or willful breach. Notwithstanding anything to the contrary herein, no Seller that is designated as a small minority investor shall be liable under Section 9.01(a) for any Losses which exceed the aggregate amount of the Aggregate Consideration received by such Seller that is a small minority investor plus such Seller’s pro-rata portion of the 2021 Earn-out or the 2022 Earn-out (if any).

(ii)             For purposes of determining (A) whether a breach of a representation or warranty exists for purposes of this Article IX and (B) the amount of any Losses in connection with such a breach for which an Indemnified Party is entitled to indemnification under this Agreement (including for determining whether the Deductible has been exceeded), each representation or warranty contained in this Agreement shall be read without giving effect to any qualification that is based on materiality, including the words “material”, “Material Adverse Effect”, “Parent Material Adverse Effect”, “in any material respect” and other uses of the word “material” or words of similar meaning (and shall be treated as if such words were deleted from such representation or warranty).

(iii)           The representations, warranties and covenants of the Indemnifying Party, and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of (A) any investigation made by or on behalf of the Indemnified Party, or (B) the fact that the Indemnified Party knew or should have known that any such representation or warranty is, was or might be inaccurate.

(iv)            Notwithstanding anything to the contrary in this Agreement, and without limiting the effect of any other limitation contained in this Article IX, for purposes of computing the amount of any Losses incurred by any Indemnified Party under this Article IX, the amount of any Losses recoverable hereunder shall be reduced by an amount equal to the amount of any insurance proceeds that have been actually received by any Indemnified Party in connection with such Losses which, had they been received prior to the recovery of Losses by the Indemnified Party from the Indemnifying Party would have reduced the amount of the indemnifiable Losses that would have been paid by the Indemnifying Party for such indemnification claim; provided, however, nothing herein shall require any Indemnified Party to seek recovery for Losses from its insurance policies (or to maintain any such insurance policies). To the extent any such insurance proceeds are received by the Indemnified Party or its applicable Affiliate or designee after any indemnification claim has been paid by the Indemnifying Party, the Indemnified Party shall, within 10 days following its receipt thereof, pay to the Indemnifying Party the applicable portion of such insurance proceeds, if any, received in connection with such indemnification claim (not to exceed the amount of Losses from such indemnification claim). Nothing in this Agreement in any way restricts or limits the general obligation under existing Law of an Indemnified Party to take reasonable measures to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant, agreement or obligation under this Agreement.

(v)             Losses shall be calculated based on the amount of Loss that remains after deducting therefrom any Tax benefit received by the Indemnified Party or its Affiliates. If an Indemnified Party realizes a Tax benefit described above that was not included in the computation of a Loss for which Indemnified Party was indemnified, the Indemnified Party shall within ten (10) Business Days of filing the Tax Return claiming such Tax benefit (or, to the extent such Tax benefit is in the form of a refund, within ten (10) Business Days of receiving such refund from the applicable Tax authority) pay to the Sellers’ Representative (for distribution to the Sellers) the amount of such Tax benefit. Without limitation of the foregoing, Buyer shall take commercially reasonable actions (and shall cause the Company to take commercially reasonable actions) to timely claim any Tax benefit that shall reduce the amount of a Loss, or give rise to a payment to or for the benefit of the Sellers, under this Section 9.03(c)(v).

(vi)           Notwithstanding anything to the contrary in this Agreement, (i) no Seller shall have any right of contribution against the Company, any Company Entity, Parent, Buyer or any of their Affiliates with respect to any obligations of, or claims against such Seller under or with respect to this Agreement or the transactions contemplated hereby and (ii) no Seller shall have any indemnification (including, without limitation, as contemplated under Section 9.08(a)) or reimbursement rights against the Company or any Company Entity arising from any claims which would also give rise to an indemnification claim under Section 9.01(a) (collectively, a “Released Indemnifiable Claim”). For purposes of clarity the Sellers shall have right of contribution against other Sellers pursuant to a contribution agreement to be entered into among the Sellers.

(vii)        With respect to claims for Losses under Section 9.01(a)(v), Sellers will not be liable for any such Losses until the aggregate amount of all such Losses under Section 9.01(v) exceeds $ [**********] at which point the Sellers shall become liable for-all Losses under Section 9.01(a)(v) which exceed such amount; provided that this limitation shall not apply to claims based on fraud, intentional or knowing ’misrepresentation or willful breach.

(d)             Exclusive Remedies. Except for claims based on fraud, intentional or knowing misrepresentation or willful misconduct, the indemnification rights provided in this Article IX shall be the sole and exclusive monetary remedy available to the Parties for any and all Losses related to or arising from the transactions contemplated by this Agreement (including, but not limited to, a breach of any of the terms, conditions, covenants, agreements, representations or warranties contained in this Agreement, or any right, claim or action arising from the transactions contemplated hereby); provided, however, that the provisions of this Section 9.03(d) shall not (i) preclude any party from bringing an action for specific performance, injunction or any other equitable remedy to the extent that such action or remedy is permitted by this Agreement or (ii) limit the rights or remedies of any party under any other Transaction Document.

(e)             One Recovery. An Indemnified Party is not entitled to duplicative recovery of Losses for any claim for indemnification or otherwise under this Agreement even though there may be one or more legal claims resulting from the breach of more than one of the representations, warranties, covenants or obligations of one or more Indemnifying Parties under this Agreement. In the event that a Buyer Indemnified Party recovers Losses from (i) the Sellers under Section 9.01(a), (A) such Losses shall count towards the satisfaction of the Rep Cap (to the extent that the Rep Cap applies to such Losses, as provided in this Article IX) and the Cap (to the extent that the Cap applies to such Losses, as provided in this Article IX) and (B) the amount of any such Losses paid by a Seller shall count towards the satisfaction of the Rep Cap (to the extent that the Rep Cap applies to such Losses, as provided in this Article IX) and the Cap of such Seller (to the extent that the Cap applies to such Losses, as provided in this Article IX) and (ii) a Seller under Section 9.01(b), such Losses shall count towards the satisfaction of the Rep Cap (to the extent that the Rep Cap applies to such Losses, as provided in this Article IX) and the Cap (to the extent that the Cap applies to such Losses, as provided in this Article IX) of the Company by the amount of such Losses.

(f)              Payments; Set-off.

(i)             Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article IX, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such agreement or final, non-appealable adjudication by wire transfer of immediately available funds; provided, however, that the foregoing shall not apply with respect to indemnification claims for Losses payable to a Buyer Indemnitee (unless otherwise set forth herein) and Buyer shall first be required to exercise its set-off rights under and in accordance with Section 9.03(f)(ii).

(ii)           Subject to the terms, conditions and limitations described in this Agreement, any Losses agreed to by the Sellers’ Representative (or an indemnifying Seller) or finally adjudicated to be payable to a Buyer Indemnitee pursuant to this Article IX shall be satisfied first by setting off and deducting any such Losses from and against the Promissory Notes or the amount of the 2021 Earn-out or the 2022 Earn-out (unless otherwise described herein) (with respect to claims under Section 9.01(a) in accordance with subclause (B) below) or against the Promissory Note payable to such Seller or the portion of the 2021 Earn-out or the 2022 Earn-out then payable to such Seller (unless otherwise described herein) (with respect to claims under Section 9.01(b)), on a dollar-for-dollar basis. For purposes of this Article IX, (A) any amounts set-off hereunder shall be deemed to be Losses paid by the Sellers or a Seller, as applicable, for purposes of the limitations on indemnification set forth herein, (B) any amount set-off hereunder arising from a claim under Section 9.01(a) shall be set off against each Promissory Note or the portion of the 2021 Earn-out or the 2022 Earn-out then payable to a Seller in accordance with each such Seller’s indemnification percentage set forth on the Funds Flow, and (C) the Buyer Indemnitees may not make a claim for a payment in cash under Section 9.03(f)(i) unless and until it has first set-off and reduced the Promissory Note payable to such Seller to zero and second set-off and reduced the portion of the 2021 Earn-out and/or the 2022 Earn-out then payable to such Seller to zero (0) (unless otherwise described herein). Except as otherwise described herein, each of the 2021 Earn-out and the 2022 Earn-out shall only be considered payable for purposes of the exercise of the set-off rights described herein if it has been calculated in accordance with this Agreement and is due. To the extent that either the 2021 Earn-out or the 2022 Earn-out is not payable (as described in the previous sentence), if the applicable Promissory Note(s) have been reduced to zero (0), a Buyer Indemnitee may make a claim for payment in cash under Section 9.03(f)(i). Notwithstanding anything to the contrary herein, to the extent that an amount under the 2021 Earn-out is being disputed under Section 1.01(e), then a Buyer Indemnitee will wait until the dispute is resolved before making a claim for payment in cash under Section 9.03(f)(i); provided that, a Buyer Indemnitee may make a claim for payment in cash under Section 9.03(f)(i) for any Losses which are above the highest amount of the items in dispute of the 2021 Earn-out. If the applicable earn-out payment is calculated and becomes payable (as described herein) after a Buyer Indemnitee has made a claim payment in cash under Section 9.03(f)(i) for any Losses that remain outstanding as of such time, then the Buyer may, at its option, set-off against the applicable earn-out payment.

(g)             Tax Treatment. Any indemnification payments pursuant to this Section 9.03 shall be treated by the Parties for Tax purposes as an adjustment to the Aggregate Consideration, the 2021 Earn-out or the 2022 Earn-out, as the case may be, unless otherwise required by applicable Law.

Section 9.04 Survival. All representations and warranties contained herein shall survive the Closing until the fifteen month anniversary of the Closing Date; provided, that the representations and warranties in (a) Section 3.01 (Organization, Authority and Qualification), Section 3.02 (Authority), Section 3.03 (Equity Information), Section 3.04 (No Subsidiaries), Section 3.15(c) (permits) (the first sentence only and only with respect to (i) Medical Marijuana Dispensary Registration Certificate (“DRC”) #00000100DCWU00857159, (ii) Medical Marijuana DRC #00000036DCOP00819772, and (iii) Medical Marijuana DRC #00000109DCIT00443532 (collectively, the “Regulatory Permits”)), Section 3.21 (Affiliate Transactions), Section 3.26 (Brokers), Section 4.01 (Organization), Section 4.02 (Authority), Section 4.03 (Equity Information), Section 4.06 (Brokers) Section 5.01 (Organization and Authority), Section 5.05 (Brokers) and Section 5.12 (Issuance of Shares) (collectively, the “Fundamental Representations”) shall survive until sixty days after the expiration of the applicable statute of limitations, and (b) Section 3.16 (Environmental Matters), Section 3.17 (Employee Benefit Matters) and Section 3.19 (Taxes) shall survive for 60 days after the expiration of the applicable statute of limitations for the underlying subject matter of such representation or warranty. All covenants and agreements of the Parties contained herein shall survive the Closing in accordance with their terms or if not performed, until the expiration of the applicable statute of limitations. Claims for indemnification hereunder which are not asserted in writing in good faith with reasonable specificity in accordance with this Agreement prior to the expiration date of the applicable survival period shall thereafter be barred by the expiration of the relevant survival period, it being acknowledged and agreed that any claim asserted in good faith with reasonable specificity in accordance with this Agreement prior to the expiration date of the applicable survival period shall survive until such claim is resolved. Notwithstanding the foregoing, the limitations set forth in this Section 9.04 shall not apply to or have any effect upon any claim for indemnification arising from fraud, intentional or knowing misrepresentation or willful breach.

Section 9.05 Tax Covenants.

(a)              Generally.

(i)             Without the prior written consent of Buyer, each Seller shall not, to the extent it may affect or relate to the Company: (i) make, change or rescind any Tax election, (ii) amend any Tax Return, or (iii) take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would in each case have the effect of increasing the Tax Liability or reducing any Tax asset of Buyer, the Company or any Company Entity in respect of any taxable period that begins after the Closing Date or, in respect of any taxable period that begins before and ends after the Closing Date.

(ii)            Except as otherwise provided in this Agreement or required by applicable Law, without the prior written consent of the Sellers’ Representative (not to be unreasonably withheld, conditioned or delayed), neither the Parent nor the Buyer shall take any of the following actions (or cause the Company or any Company Entity to take any of the following actions) if such action would or would reasonably be expected to result in any Tax liability to the Company, any Company Entity or the Sellers (or a loss of a Tax refund or credit) for any Pre-Closing Tax Period: (A) amend or permit the Company or any Company Entity to amend any Tax Return for a taxable period ending on or before the Closing Date, (B) file or permit the Company or any Company Entity to file a Tax Return, with respect to a taxable period ending on or before the Closing Date, in any jurisdiction in which the Company or such Company Entity did not file such Tax Return prior to the Closing, (C) extend or waive, or cause to be extended or waived, or permit the Company or any Company Entity to extend or waive, any statute of limitations or other period for the assessment of any Tax or deficiency related to a taxable period ending on or before the Closing Date, (D) make or change any material Tax election or accounting method or practice that has retroactive effect to any taxable period ending on or before the Closing Date, (E) effectuate the Conversion of any Licensed Entity after the Closing, or (F) initiate any voluntary disclosure or other communication with any Tax authority unrelated to audit, litigation, challenge or other Action relating to any actual or potential Tax payment or Tax Return filing obligation of the Company or any Company Entity for any Pre-Closing Tax Period.

(b)             Buyer, Parent, the Company, Sellers’ Representative and Sellers shall (and in the case of Buyer and Parent, shall cause each Company Entity to) cooperate fully, as and to the extent reasonably requested by the other Parties, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention, and (upon the other Party’s request) the provision, of records and information which are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder; provided, that the Party requesting assistance shall pay the reasonable out-of-pocket expenses incurred by the Party providing such assistance; provided, further, no Party shall be required to provide assistance at times or in amounts that would interfere unreasonably with the business and operations of such Party. Buyer, Parent, the Company, Sellers’ Representative and Sellers (as the case may be) shall (and in the case of Buyer and Parent, shall cause each Company Entity to) retain all Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the Company and such applicable Seller and for any taxable period beginning before the Closing Date until 60 days following the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other Party in writing of such extensions for the respective Tax periods. Furthermore, Buyer, Parent, the Company, Sellers’ Representative, and Sellers further agree (and in the case of Buyer and Parent, shall cause each Company Entity to), upon request, to use their reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).

(c)             All transfer, excise, property, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the transactions contemplated hereby (including any real property transfer Tax and any other similar Tax), if any, of a Seller shall be borne and paid by such Seller (and no Seller will be responsible for any other Seller’s failure to do so) when due absent a valid contest of same. Each Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

(d)            Any and all existing Tax sharing agreements (whether written or not) binding upon the Company or any Company Entity shall be terminated as of the Closing Date. After such date, the Company and each Company Entity shall not have any further rights or Liabilities thereunder.

(e)              In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes of the Company or any Company Entity for the portion of the Straddle Period included in the Pre-Closing Tax Period shall be determined as follows: (i) any Taxes based on or measured by income or receipts of the Company or any Company Entity for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) the amount of other Taxes of the Company or any Company Entity for the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days included in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(f)              Sellers’ Representative shall prepare or cause to be prepared and file all income Tax Returns of the Company and each Company Entity for all Pre-Closing Tax Periods (each a “Seller Return”), at the expense of the Sellers as described in Section 2.07. Any such Tax Return shall be prepared on a basis consistent with past practices and consistent with the principles of Section 6.14(b), except as otherwise required by applicable Law. To the extent permitted by applicable Law, the Company and each Company Entity shall treat the Closing Date as the last day of the taxable period. With respect to any such Seller Returns, Sellers’ Representative shall provide Buyer and Parent with such Tax Returns no later than twenty (20) Business Days prior to the due date therefor. Sellers’ Representative shall permit Buyer and Parent to review and comment on each such Tax Return prior to filing and shall consider in good faith any such revisions to such Tax Returns as are reasonably requested by Buyer or Parent no later than ten (10) Business Days prior to the due date thereof; provided, however, if the Sellers’ Representative fails to provide any such Seller Returns to Buyer and Parent in advance of such twenty (20) Business Day period, Buyer and Parent may prepare and file such Seller Returns, at Sellers’ expense, which expense shall be reasonable and consistent with the cost of preparing such Seller Returns in prior periods, in a manner consistent with the past practice of the Company and each Company Entity and consistent with the principles of Section 6.14(b), except as otherwise required by applicable Law; provided further, however, Buyer and Parent shall use their commercially reasonable efforts to deliver any such Seller Returns to the Sellers’ Representative for its review and comment as soon as reasonably practicable prior to filing such Seller Returns. Except for any Seller Returns of the Licensed Entities, Sellers shall include any income, gain, loss, deduction or other Tax items for all Pre-Closing Tax Periods on their Tax Returns in a manner consistent with the Company’s Schedule K-1s for such periods (including any income, gain, loss, deduction or other Tax items resulting from the transactions contemplated hereunder) and pay all Taxes imposed on Sellers individually as partners of the Company.

(g)             Buyer shall prepare or cause to be prepared and file or cause to be filed all Tax Returns of the Company and each Company Entity (excluding Seller Returns subject to Section 9.05(f), but including Tax Returns for Straddle Periods) required to be filed after the Closing Date and shall pay all Taxes shown thereon or otherwise imposed on or payable by the Company or any Company Entity after the Closing Date. The non-Seller Tax Returns for taxable periods which end on or before the Closing Date or which include the Closing Date shall be prepared in a manner consistent with past practice of the Company and any Company Entity and consistent with the principles of Section 6.14(b), unless a contrary treatment is required by applicable Law. Buyer shall permit the Sellers’ Representative to review and comment on each such Tax Return described in the preceding sentence prior to filing and shall make such revisions to such Tax Returns as reasonably requested by the Sellers’ Representative.

(h)             Tax Claims.

(i)             If the Buyer or the Company or any Company Entity receives written notice of any pending or threatened claim made or deficiency alleged relating to the Company or any Company Entity for the Pre-Closing Tax Period that would reasonably be expected to result in Losses that are indemnifiable under this Agreement, (each, a “Tax Claim”), the Buyer shall provide written notice to Sellers’ Representative within five (5) Business Days of receipt thereof. If the Sellers’ Representative or any Seller receives written notice of a Tax Claim, (i) Sellers’ Representative (if it was the Person receiving such written notice) shall provide written notice to the Buyer or such Seller (if it was the Person receiving such written notice) shall provide written notice to the Sellers’ Representative, who shall then provide written notice to the Buyer, in all cases within five (5) Business Days of receipt thereof. In each case within this clause (i), notwithstanding anything to the contrary herein, the failure or delay in delivering such notice shall not relieve a party of its obligations hereunder except to the extent that such party is prejudiced by such failure or delay.

(ii)            With respect to any Tax Claims, the Sellers’ Representative shall have the right (but not the obligation), to be exercised within ten (10) Business Days following its receipt of the written notice of such Tax Claim by delivering written notice to the Buyer, to assume and thereafter conduct and control the defense of such Tax Claim (with counsel of the Sellers’ Representative’s choosing). For so long as the Sellers’ Representative is conducting and controlling such defense, (A) the Buyer shall have the right, but not the obligation, to participate in such defense with separate counsel of its choosing and at its own expense and (B) the Buyer, the Parent and Company shall (and shall cause each Company Entity to) cooperate with the Sellers’ Representative in such defense and make available to the Sellers’ Representative all witnesses, pertinent records, materials and information in or under the Buyer, the Parent, the Company or any Company Entity’s possession or control relating thereto as may be reasonably requested by the Sellers’ Representative. The Sellers’ Representative shall not be permitted to consent to the entry of any judgment or enter into any settlement of such Tax Claim which could reasonably be anticipated to adversely impact the Buyer, the Parent, the Company or any Company Entity for a post-Closing period without the prior written consent of the Buyer (such consent not to be unreasonably withheld, delayed or conditioned). In the event the Company is subject to a final partnership adjustment for a Pre-Closing Tax Period, such adjustment shall be taken into account by the former partners pursuant to Section 6241(7) of the Code or the Company shall make or cause to be made an election under Section 6226 of the Code with respect to such adjustment, each as applicable.

(i)               Each of the Parties shall file all Tax Returns consistently with the Intended Tax Treatment and shall not take any inconsistent position therewith on any Tax Returns, financial statements or other, similar reports. None of the Parties shall (and each of the Parties shall cause their respective Affiliates not to) take any action, or fail to take any action, that could reasonably be expected to cause the Membership Contribution together with the Parent Contribution to be treated inconsistently with the Intended Tax Treatment.

(j)               For purposes of Sections 351(b), 751(a), 362(a) and other provisions of the Code for which the allocation of the Aggregate Consideration among the assets of the Company and the Company Entities may be relevant, Buyer and the Company shall agree on the methodology for allocating the Aggregate Consideration (and the Exchangeable Shares, if any, to be issued in connection with the 2021 Earn-out or the 2022 Earn-out) among the assets of the Company and the Company Entities (the “Aggregate Consideration Allocation”) prior to the Closing Date. The Aggregate Consideration Allocation will be done in a manner consistent with the applicable provisions of the Code and regulations, and the principles set forth in Schedule 9.05(j), and in a manner consistent with the fair market values to be mutually agreed upon by Buyer and Sellers’ Representative, acting reasonably. Sellers, Buyer and Parent agree to (i) be bound by the Aggregate Consideration Allocation, (ii) act in accordance with the Aggregate Consideration Allocation in the preparation and the filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto, and (iii) take no position and cause their Affiliates to take no position inconsistent with the Aggregate Consideration Allocation for income Tax purposes.

(k)              Each of Sellers and the Company, on the one hand, and Buyer and Parent, on the other hand, have consulted with their own respective Tax advisors to the extent each has deemed advisable and has reviewed with their own respective Tax advisors the federal, state, local and non-U.S. Tax consequences of the transactions contemplated by this Agreement. Sellers and the Company have relied solely on their own such advisors and not on any statements or representations of Buyer or Parent or their respective counsel or agents.

(l)                Any Tax refunds or credits for overpayment of Taxes actually received by the Company or any Company Entity with respect to a Pre-Closing Tax Period after Closing that were paid by the Company or any Company Entity prior to the Closing or paid by the Sellers after Closing (a “Tax Refund”) shall be owed to the Sellers, and Buyer agrees to cause the Company and the Company Entities to transfer all such refunds or credits to the Sellers’ Representative, net of any reasonable expenses of Buyer, the Company or any Company Entity in obtaining such refunds or credits. In the event any amount is paid to Sellers or Sellers’ Representative pursuant to this Section 9.05(l) and all or any portion of the Tax Refund underlying such payment is subsequently disallowed by the applicable Taxing authority, Sellers shall repay such amount to Buyer to the extent Buyer or its Affiliates (including the Company and the Company Entities) has repaid such amount to the Taxing authority plus the reasonable expenses of Buyer, the Company or any Company Entity incurred in connection therewith and any applicable penalties and interest; provided, however, that Sellers shall not be liable for any such penalties or interest to the extent that such amounts are attributable to any acts, omissions or delay on the part of Buyer or the applicable Company or Company Entity. For purposes of determining any Tax Refunds to which the Sellers are entitled under this Section 9.05(l), any refunds or credits (including any interest thereon) for a Straddle Period shall be allocated between the Pre-Closing Tax Period and the post-Closing Tax period in accordance with the principles of Section 9.05(e).

Section 9.06 Confidentiality.

(a)              For a period of three (3) years from and after the Closing Date, each Seller (severally and not jointly) shall, and shall cause such Seller’s Affiliates to, hold in confidence any and all information, whether written or oral, concerning the Company or any Company Entity, except to the extent that such Seller can show that such information (a) is generally available to the public through no fault of such Seller or any of its Affiliates; (b) is lawfully acquired by such Seller or any of its Affiliates from and after the Closing Date from sources (other than the Buyer, the Company, a Company Entity or any of their respective Affiliates except information provided to such Affiliate in connection with a business relationship with the Company or a Company Entity which such Affiliate is not prohibited from disclosing) which are not prohibited from disclosing such information by a legal or contractual or fiduciary obligation known to such Seller; or (c) required to be disclosed in accordance with any applicable Law, court order or stock exchange rule. If any Seller or any of its Affiliates are compelled to disclose any information by judicial or administrative process or by other requirements of Law, such Seller shall (unless such notification is prohibited by Law, court order or stock exchange rule) promptly notify Buyer in writing and shall disclose only that portion of such information which such Seller is legally required to be disclosed, provided that any such notification shall be made promptly to allow Buyer time to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded to such information.

(b)             If the Seller has any Affiliates which it is under common control with but does not control (each, an “Applicable Affiliate”), and the Company reasonably believes that an Applicable Affiliate of a Seller violated or is in violation of Section 9.06(a), then prior to making any claims hereunder against the applicable Seller, the Company shall provide the applicable Seller with written notice setting forth in reasonable detail the facts and circumstances giving rise to such breach and thereafter the applicable Seller shall have thirty (30) days to cure such alleged breach (which cure may consist of such Seller divesting its ownership in an Applicable Affiliate). If such alleged breach is not cured (or otherwise remedied by agreement between such Seller and the Company), then the Buyer may bring an indemnification claim hereunder against the applicable Seller.

Section 9.07 Non-Competition; Non-Solicitation.

(a)              For a period of five consecutive years commencing on the Closing Date (the “Restricted Period”), each Seller that is not designated as a “small minority investor” under this Agreement (each, an “RC Seller”) shall not, and such RC Seller will not permit any of its Affiliates to, directly or indirectly, (i) engage in or assist others in engaging in, or have an interest in any Person that engages directly or indirectly in, any business that competes with the Business only within the State of Arizona in any capacity, including as a partner, shareholder, director, member, employee, principal, agent, trustee or consultant or (ii) cause or induce any material actual or prospective client, customer, supplier or licensor of the Company or a Company Entity or any other Person who has a material business relationship with the Company or a Company Entity (excluding the persons described in Section 9.07(b)) to terminate or modify its relationship to the extent that such RC Seller has actual knowledge or should reasonably know that such action would cause the Company or a Company Entity to incur Losses. For purposes of clarity, nothing in this Section 9.07(a) shall prohibit any RC Seller from engaging in any business outside of the State of Arizona. Notwithstanding the foregoing, any RC Seller and any of their respective Affiliates may own, directly or indirectly, solely as an investment, securities of any Person, if such RC Seller or Affiliate of such RC Seller is not a controlling Person of, or a member of a group which controls, such Person. The following exceptions will apply to this Section 9.07(a): (i) those Sellers designated as “small minority investors” on Exhibit A will not be subject to this Section 9.07(a); (ii) [**********] or any of his Affiliates may engage in the VC Activities and no VC Activity shall be deemed to breach this Section 9.07(a). The “VC Activities” means those activities set forth on Schedule 9.07(a). The Restricted Period will automatically be reduced from five consecutive years to four consecutive years (or if in the fourth consecutive year, the Restricted Period will automatically terminate) if at any time during the five consecutive years after the execution of this Agreement, the Parent, the Company, the Buyer, a Company Entity, Lower Holdings or Upper Holdings consummates a Change of Control unless if in connection with a Change of Control of the Company, the Buyer, a Company Entity, Lower Holdings or Upper Holdings, the Sellers’ Representative receives the consideration set forth in Schedule 1.01(e)(xi) for the entity undergoing the Change of Control. For purposes of this Section 9.07(a), an internal reorganization which results in the equity securities of Lower Holdings, Upper Holdings, the Buyer or the Company being owned by a different wholly-owned subsidiary of the Parent shall not constitute a Change of Control. Notwithstanding anything contained herein to the contrary, this Section 9.07 shall not be amended or modified without the prior written consent of

(b)             During the Restricted Period, each Seller shall not, and such Seller shall not permit any of its Affiliates to (A) directly or indirectly, hire or solicit any person who is or was employed by the Company, any Company Entity or Buyer during the Restricted Period and who earn $ [**********] or more in base compensation, or (B) directly encourage any such employee to leave such employment; provided, that nothing in this Section 9.07(b) shall prevent a Seller or any of its Affiliates from (i) conducting a general solicitation which is not directed specifically to any such employee or employees of the Company, any Company Entity or the Buyer and, in the case of any employees who earn less than $ [**********] per year in base compensation, hiring any such employee which responds to 'such general solicitation or (ii) hiring any employee whose employment was terminated by Buyer, the Company or any Company Entity. Notwithstanding anything to the contrary, but subject to the restrictive covenants in Section 9.07(a), nothing contained in this Section 9.07(b) shall prohibit [**********] or their respective Affiliates from partnering or engaging in business transactions together, or shall prohibit [**********] or his Affiliates from partnering, working with, employing or engaging Howard Hintz and/or Tom Radic, or any of their respective Affiliates, or vice versa.

(c)              Each Seller, severally and not jointly, acknowledges that a breach or threatened breach of this Section 9.07 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such Seller or any controlled Affiliate of such Seller of any such obligations in this Section 9.07, each of Buyer and the Company shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(d)             Each Seller, severally and not jointly, acknowledges that the restrictions contained in this Section 9.07 are reasonable and necessary to protect the legitimate interests of Buyer, the Company and each Company Entity and constitute a material inducement to Buyer and Parent to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 9.07 should ever be adjudicated to exceed the time or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time or other limitations permitted by applicable Law.

(e)                If the Seller has any Applicable Affiliates, and the Company reasonably believes that an Applicable Affiliate of a Seller violated or is in violation of Section 9.07(a) or Section 9.07(b), then prior to making any claims hereunder against the applicable Seller, the Company shall provide the applicable Seller with written notice setting forth in reasonable detail the facts and circumstances giving rise to such breach and thereafter the applicable Seller shall have thirty (30) days to cure such alleged breach (which cure may consist of such Seller divesting its ownership in an Applicable Affiliate). If such alleged breach is not cured (or otherwise remedied by agreement between such Seller and the Company), then the Buyer may bring an indemnification claim hereunder against the applicable Seller.

Section 9.08 Release.

(a)              Effective as of the Closing, each Seller (solely in its capacity as a member of the Company) hereby releases and forever discharges the Company, each Company Entity and their respective past, present and future managers, directors, officers, representatives, Affiliates, members, equity holders, controlling persons, partnership representatives, subsidiaries, successors and assigns (individually, a “Company Releasee” and collectively, “Company Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, that such Seller now has, have ever had or may hereafter have against the Company Releasees arising prior to the Closing or on account of or arising out of any matter, cause or event occurring prior to the Closing including, without limitation, the Released Indemnifiable Claims; provided, however, that nothing contained in this Section 9.08(a) will operate to release any obligations of or claims (i) arising under this Agreement or any Transaction Document, (ii) with respect to current claims for salaries, wages or benefits accrued but not paid as of the Closing Date, (iii) with respect to any rights to indemnification from the Company arising from such Seller’s position as a member, manager, officer or partnership representative of the Company (other than Released Indemnifiable Claims) and (iv) relating to any other matter in connection with any relationship of a Seller with the Company, Buyer or Parent from and after the Closing.

(b)              Effective as of the Closing, the Company (and the Company shall cause each Company Entity to) hereby releases and forever discharges each Seller and their respective past, present and future equity holders, directors, managers, officers, representatives, Affiliates, members, controlling persons, partnership representatives, subsidiaries, successors and assigns, as applicable (individually, a “Seller Releasee” and collectively, “Seller Releasees”) from any and all claims, demands, proceedings, causes of action, orders, obligations, contracts, agreements, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, that the Company or a Company Entity now has, have ever had or may hereafter have against the Seller Releasees arising prior to the Closing or on account of or arising out of any matter, cause or event occurring prior to the Closing; provided, however, that nothing contained in this Section 9.08(b) will operate to release any obligations of or claims (i) arising under this Agreement or any Transaction Document and (ii) relating to any other matter in connection with any relationship of a Seller with the Company, Buyer or Parent from and after the Closing.

Section 9.09 Further Assurances. Following the Closing, each of the Parties shall, and shall cause their respective Affiliates to, execute and deliver such additional documents and instruments and take such further actions as may be reasonably required to carry out the provisions of this Agreement and any Transaction Document and give effect to the transactions contemplated hereby and thereby (including making any transfers of the type described in Section 6.14).

Section 9.10 Manager and Officer Indemnification. Until 60 days after the expiration of the applicable statute of limitations, the Buyer and the Parent shall not, and shall not permit the Company or any Company Entity to amend, repeal or modify any provision of the Company’s or such Company Entity’s articles of organization, its certificate of incorporation, certificate of formation, bylaws, or any operating or similar Contract (including, without limitation, the Company LLC Agreement) relating to the exculpation or indemnification of any current or former manager, director, officer or partnership representative (unless required by applicable Law), it being the intent of the Parties that such present and former managers, directors, officers or partnership representatives of the Company and each Company Entity continue to be entitled to such exculpation and indemnification to the fullest extent of the Law (for claims other than Released Indemnifiable Claims). If the Company or any Company Entity (i) consolidates with, or merges into, any other entity, or (ii) transfers all or substantially all of its properties and assets to any entity then each of the Parent and the Buyer shall (and shall cause their respective Affiliates to) cause proper provision to be made so that any such successor or assign of the Company or a Company Entity shall expressly assume all of the obligations set forth in this Section 9.10. This Section 9.10 is intended for the benefit of, and is enforceable by, each current and former manager, officer and partnership representative of the Company and a Company Entity, and his, its or her heirs, executors, legal representatives, successors and assigns, as applicable, and is in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have had by contract, under Law, or otherwise. It is hereby acknowledged and agreed that any current or former manager, director, officer or partnership representative described herein is an intended third party beneficiary of this Section 9.10, may enforce the provisions of this Section 9.10 and this Section 9.10 may not be amended without the prior written consent of each such Person.

Section 9.11 Preservation of Attorney-Client Relationship.

(a)              The Parent and the Buyer hereby acknowledges that McCarter & English, LLP and Solliday Law (together, the “Firm”) is serving as counsel for the Company and each Company Entity in connection with the negotiation and preparation of this Agreement and the consummation of the transactions contemplated hereby (collectively, “Transaction Matters”). In the event of any dispute among the Parties after the Closing, the Sellers reasonably anticipate that the Firm may represent the Sellers (including the Sellers’ Representative) in such matters. Moreover, the Firm anticipates that it may continue to represent certain of the Sellers or their Affiliates in other matters. Accordingly, to the extent required by reason of applicable Law, or otherwise, the Parent, the Buyer and the Company (in each case for itself and on behalf of the Company Entities or any other of its Affiliates) expressly consent to the Firm’s representation of the Sellers (including the Sellers’ Representative) in any matter after the Closing in which the interests of the Parent, Buyer, the Company, a Company Entity and any of their respective Affiliates, on the one hand, and the Sellers, on the other hand, are adverse, whether or not such matter is one in which the Firm may have previously advised any Seller, the Company or a Company Entity, and the Buyer, the Parent and the Company agree to (and to cause their Affiliates to) execute and deliver any conflict waiver letter or other document, reasonably requested by the Sellers (including the Sellers’ Representative) to confirm and implement such consent and the provisions of this Section 9.11.

(b)             Each party to this Agreement further acknowledges that, notwithstanding any other provision of this Agreement to the contrary, although the Buyer is acquiring the Company Interests at the Closing pursuant to this Agreement, after the Closing, none of the Parent, the Buyer, the Company or any Company Entity shall have any right to any attorney-client privileged matters, communications or materials in the course of and relating to the Firm’s representation of the Company and the Company Entities in the Transaction Matters (collectively, the “Retained Materials”), and, at the Closing, all rights to any such attorney-client privileged matters or materials shall, without the requirement of any further action, be deemed automatically transferred to and fully vested in the Sellers and not in the Company or any Company Entity; and as such, (i) the Parent, the Buyer and the Company (on its own behalf and on behalf of any Company Entities) expressly consent to the disclosure by each Firm to the Sellers of any Retained Materials or any information learned by such Firm in the course of and relating to the Firm’s representation of the Company and the Company Entities in the Transaction Matters, and (ii) the attorney-client privilege for the Retained Materials or any or any information learned by such Firm in the course of and relating to the Firm’s representation of the Company and the Company Entities in the Transaction Matters belongs to the Sellers and may be controlled by the Sellers and shall not be claimed by the Parent, the Buyer, the Company or any Company Entity. Notwithstanding the foregoing, in the event that a dispute arises between the Parent, Buyer, the Company or any Company Entity, on the one hand, and a third party, on the other hand, after the Closing, the Company or the applicable Company Entity may assert and control the attorney-client privilege to prevent disclosure of confidential communications by the Firm to such third party. Nothing set forth herein shall affect the attorney-client privilege with respect to any communications between a Firm, on the one hand, and the Company, any Company Entity or any of their respective representatives, on the other hand, with respect to communications other than those made solely and directly in connection with the Transaction Matters. It is hereby acknowledged and agreed that each Firm is an intended third party beneficiary of this Section 9.11, may enforce the provisions of this Section 9.11 and this Section 9.11 may not be amended without the prior written consent of each Firm.

ARTICLE X

MISCELLANEOUS

Section 10.01 Expenses. Except as set forth in this Agreement, all costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the transactions contemplated hereby (a) in the case of costs and expenses incurred by the Company or any Company Entity which have not been paid by the Company or the Company Entity prior to the Closing, will be paid by the Buyer (on the Company’s or such Company Entity’s behalf) out of the aggregate principal amount of Promissory Notes as described in Section 1.01(c), (b) in the case of the costs and expenses incurred by Buyer or Parent, will be paid by Buyer or Parent, and (c) in the case of the costs and expenses incurred by each Seller, will be paid by such Seller.

Section 10.02 Notices. All notices, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given, if sent to the respective Parties or the Sellers’ Representative at the following email addresses (or at such other address for a Party or the Sellers’ Representative as shall be specified in a notice given in accordance with this Section 10.02):

If to the Company (prior to the Closing):

6501 E. Greenway Pkwy
Ste 103-486
Scottsdale, AZ 85254
[**********]

with copies (which shall not	[**********]
constitute notice) to:	Solliday Law
Robert P. Solliday
P.O. Box 9568
Phoenix, Arizona 85068-9568

And
[**********]
McCarter & English, LLP
[**********]
Two Tower Center Boulevard, 24th Floor
East Brunswick, NJ 08816

If to Parent or Buyer:	c/o AYR Strategies Inc.
Attn: Jonathan Sandelman.
590 Madison Avenue, 26th Floor
New York, New York 10022
[**********]

with a copies (which shall not	Hodgson Russ LLP
constitute notice) to:	[**********]
The Guaranty Building
140 Pearl Street, Suite 100
Buffalo, NY 14202
[**********]

If to the Sellers’ Representative:

with a copy (which shall not	McCarter & English, LLP
constitute notice) to:	2 Tower Center Boulevard, 24th Floor
East Brunswick, New Jersey 08816
[**********]

And

Solliday Law
[**********]
P.O. Box 9568
Phoenix, Arizona 85068-9568

Section 10.03 Interpretation; Headings. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement. Unless the context of this Agreement clearly requires otherwise, (a) ”or” has the inclusive meaning frequently identified with the phrase “and/or,” (b) ’’including” has the inclusive meaning frequently identified with the phrase “but not limited to” or “without limitation” and (c) references “hereunder” or “herein” or “hereby” relate to this Agreement.

Section 10.04 Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

Section 10.05 Entire Agreement. This Agreement and the Transaction Documents constitute the sole and entire agreement of the Parties with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous agreements, arrangements or understandings, both written and oral, with respect to such subject matter, including, without limitation, that certain Term Sheet dated as of November 2, 2021 by and among the Parent, the Company, TJV, FCC [**********] “Term Sheet”) and to the extent that the terms herein conflict with the terms of the Term Sheet, the terms of this Agreement shall govern.

Section 10.06 Successors and Assigns. This Agreement, including the Recitals hereto, shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. No Party may assign its rights or obligations hereunder without the prior written consent of the Buyer, the Parent, the Company and the Sellers’ Representative and any such purported assignment by any Party without such consent shall be void, except that Buyer may assign, in whole or in part, its rights hereunder for collateral security purposes to any lender providing financial accommodations to it from time to time, or, with notice to Sellers’ Representative, Buyer may assign, in whole or in part, its rights hereunder to any of its Affiliates that assume the obligations of Buyer hereunder (provided that in such instance the Buyer shall remain liable for its obligations hereunder); provided, however, that no such assignment shall be permitted unless (i) the transactions entered into pursuant to this Agreement as a result of such assignment are consistent with the Intended Tax Treatment, and (ii) the primary obligor of the Promissory Notes is the same entity that purchases 100% of the Company Interests such that each Seller’s receipt of a Promissory Note is eligible for installment method reporting under Section 453 of the Code, in each case as reasonably determined by Sellers’ Representative . No assignment shall relieve the assigning Party of any of its obligations hereunder. The Sellers’ Representative may not assign its rights hereunder without the prior written consent of the Buyer, the Parent and the Seller Majority, except to a successor Sellers’ Representative as described in Section 2.07.

Section 10.07 Amendment and Modification; Waiver. Except as otherwise set forth herein, this Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the Buyer, the Parent, the Company and the Seller Majority (and any amendment which effects or modifies the rights of the Sellers’ Representative shall be consented to by the Sellers’ Representative). No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Parent, the Buyer, the Company and the Sellers’ Representative. No failure to exercise, or delay in exercising, any right or remedy arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right or remedy hereunder preclude any other or further exercise thereof or the exercise of any other right or remedy. Notwithstanding anything to the contrary herein, this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Seller (or group of Sellers) without the written consent of such Seller (or a majority of the membership interests which were previously held by such group of Sellers) unless such amendment, termination or waiver applies to all Sellers in the same fashion.

Section 10.08 Governing Law; Submission to Jurisdiction.

(a)              This Agreement shall be governed by and construed in accordance with the internal laws of the State of Arizona without giving effect to any choice or conflict of law provision or rule (whether of the State of Arizona or any other jurisdiction).

(b)             Any dispute, claim or controversy arising out of or relating to this Agreement, including the determination of the applicability, enforceability or scope of this agreement to arbitrate, will be determined by arbitration in the State of Arizona before one arbitrator. The arbitration will be administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures (as it exists on the effective date of this Agreement). Judgment on the award may confirmed, entered and docketed in any court having jurisdiction. If the parties to such dispute, claim or controversy cannot agree on a single arbitrator reasonably acceptable to such parties, one will be appointed by JAMS. The arbitrator (if appointed by JAMS) will be a retired judge from a federal court in the State of Arizona or a lawyer admitted to practice in the State of Arizona with at least 25 years’ active legal practice in corporate acquisition transactions based in the State of Arizona. All objections are reserved for the arbitration hearing, except for objections based on privilege and proprietary or confidential information. The arbitrator will be instructed by such parties to ignore the application of the Federal Cannabis Laws to each and every party to the dispute and to the dispute, claim or controversy. The arbitrator may not modify the terms of this Agreement. A transcription of the hearing will be made and the arbitrator will provide a reasoned decision in writing. The parties to such dispute will keep confidential all matters relating to the arbitration, the arbitration award and any challenge or appeal, except as may be necessary (i) to prepare for or conduct the arbitration hearing on the merits, (ii) in connection with a court application for a preliminary remedy, (iii) in connection with a judicial challenge to an arbitration award or its enforcement, (iv) in connection with an appeal of the arbitration award, as permitted under this Agreement, or its confirmation, entering, docketing or enforcement, (v) to comply with applicable Law or judicial decision, or (vi) to comply with any applicable stock exchange rules. Except as expressly provided in this Agreement, the Parties and the Sellers’ Representative must commence and pursue arbitration to resolve all disputes arising under or relating to this Agreement prior to commencement of any legal action.

(c)              It is the Parties’ intent that this Agreement evidences a transaction involving interstate commerce. Notwithstanding the choice of substantive law under this Agreement, the Federal Arbitration Act will apply to the arbitration of all disputes, including the breach of this Agreement.

(d)             If it is determined that the requirement to arbitrate is unenforceable, and after any and all final appeals the decision is upheld, the Parties and the Sellers’ Representative shall litigate in any state court in the State of Arizona, and these courts will have exclusive jurisdiction to entertain any proceeding in respect of this Agreement, and the Parties and the Sellers’ Representative will submit to the jurisdiction of such courts in all matters relating to or arising out of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE OF ANY OTHER PARTY OR THE SELLERS’ REPRESENTATIVE HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, AND (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY.

(e)              Any arbitration award will have a binding effect only on the actual dispute arbitrated, and will not have any collateral effect on any other dispute whatsoever, whether in arbitration, litigation or other dispute resolution proceeding.

(f)              If a Party or the Sellers’ Representative (i) commences action in any court, except to compel arbitration, or except as specifically permitted under this Agreement, prior to an arbitrator’s final decision, or (ii) commences any arbitration or litigation in any forum except where permitted under this Agreement, then that Party or the Sellers’ Representative (as applicable) must commence arbitration (or litigation, if permitted under this Agreement), in a permitted forum prior to any award or final judgment and such Party or Parties will be responsible for all expenses incurred by the other Part(ies) or the Sellers’ Representative as a result of the failure to bring suit in accordance with the terms of this Agreement, including reasonable legal fees, costs and expenses.

(g)             The Parties and the Sellers’ Representative adopt and will implement the JAMS Optional Arbitration Appeal Procedures (as it exists on the effective date of this Agreement) with respect to a final award in an arbitration arising out of or relating to this Agreement, if that award requires the payment of monetary damages in excess of $500,000 (with this dollar value to be indexed from the date of this Agreement based on the annual rate of inflation in the United States). The JAMS appeal panel will determine whether such appeal threshold has been met. If the appeal panel consists of three members and the parties to such dispute do not reasonably agree on such members, the Chair will be a retired judge from a federal court located in the State of Arizona and one member will be a lawyer admitted to practice in the State of Arizona with at least 25 years’ active legal practice in corporate acquisition transactions based in the State of Arizona. Judgment on any revised award may be confirmed, entered and docketed in any court having jurisdiction. The same confidentiality provision that apply to the parties to such dispute with respect to the original arbitration will apply to the appeal.

(h)             If JAMS is no longer in business, an alternative administrative arbitration agency will be selected by agreement of the parties to such dispute. If they cannot agree, the parties to such dispute will apply to a court of competent jurisdiction to select the agency. In the event of any conflict between the rules and procedures of JAMS or an alternate administrative arbitration agency and the provisions of this Section 10.08, the provisions of this Section 10.08 will prevail.

Section 10.09 Specific Performance. The Parties agree that if any of the provisions of this Agreement or any other document contemplated by this Agreement are not performed in accordance with their specific terms or are otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and, therefore the Parties shall be entitled to specific performance of the terms hereof and thereof, in addition to any other remedy at law or in equity.

Section 10.10 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email (including those in portable document format) or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section 10.11 Currency and Conversion. All references to “$” or “dollars” in this Agreement shall be to the lawful currency of the United States of America. To the extent any Claimed Amount or other obligation set out herein is in lawful currency other than dollars, such amount shall be converted to dollars using the conversion rate set forth by the Royal Bank of Canada.

Section 10.12 Affiliates of the Parent and Buyer. The Parent acknowledges and agrees that Upper Holdings and Lower Holdings are Affiliates of the Parent. All references herein to the Parent either on its own behalf or causing Buyer to take or refrain from taking any act or omission shall be interpreted as (i) the Parent causing Upper Holdings and Lower Holdings to take or refrain from taking such action and/or (ii) Upper Holdings and Lower Holdings causing the Buyer to take or refrain from taking any such action or omission. For purposes of clarity, the Parent shall cause Lower Holdings to report the Parent Contribution and the other transactions contemplated by this Agreement in accordance with the Intended Tax Treatment.

[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Buyer:

CSAC Acquisition AZ Corp.,

[**********]
Name: Jonathan Sandelman
Title: President

Parent:

AYR Strategies, Inc.

[**********]
Name: Jonathan Sandelman
Title: Chief Executive Officer

the Company:

Blue Camo, LLC

By:
Name:
Title:

Sellers’ Representative:

TJV-168, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Buyer:

CSAC Acquisition AZ Corp.,

By:
Name:
Title:

Parent:

AYR Strategies, Inc.

By:
Name:
Title:

the Company:

Blue Camo, L

By:	[**********]
Name: [**********]
Title:

Sellers’ Representative:

TJV-168, LLC

By:	[**********]
Name: [**********]
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:
Name:

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:
Name:

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

QK HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

TJV-168, LLC, an Arizona limited liability
company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

effeetivSZlft™\b:veMieS f “>* “ *“ ”

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:	[**********]
Name:	[**********]
Title:	[**********]

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:
Name:

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:
Name:

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

[**********]

QK HOLDINGS, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

TJV-168, LLC, an Arizona limited liability company

By:	[**********]
Name:	[**********]

FIRST CLEAREST CHOICE, INC., a Wyoming corporation

By:	[**********]
Name:	[**********]

JETS BLUE CAMO, LLC

By:
Name:
Title:

ELIZABETH STAVOLA 2016 NV IRR TRUST

By:
Name:
Title:

[**********]

QK HOLDINGS, LLC

[**********]
By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GOOD DEAL, LLC

[**********]

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

By:	[**********]
Name:	[**********]
Title:	[**********]

NAMAX CAPITAL, LLC MONEY PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

[**********]

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY PURCHASE PENSION PLAN & TRUST

By:	[**********]
Name:	[**********]
Title:	[**********]

BITTERROOT, LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GOOD DEAL, LLC

By:
Name:
Title:

MAINSTAR TRUST CUSTODIAN FBO:
BRENT P RUSSUM ROTH IRA

By:
Name:
Title:

GREEN ERIN, LLC

By:
Name:
Title:

NAMAX CAPITAL, LLC MONEY PURCHASE PENSION PLAN & TRUST

By:
Name:
Title:

BITTERROOT, LLC

[**********]

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GIBBS FAMILY TRUST DATED JULY
14, 1994

[**********]

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GIBBS FAMILY TRUST DATED JULY 14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:	[**********]
Name:	[**********]
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:	[**********]
Name:	[**********]
Title:

IRAD CAPITAL LLC

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

GIBBS FAMILY TRUST DATED JULY
14, 1994

By:
Name:
Title:

RAFTER JR GREEN HOLDINGS, LLC

By:
Name:
Title:

SPLIT ACES, LLC

By:
Name:
Title:

HOW HI DEVELOPMENT CORP

By:
Name:
Title:

IRAD CAPITAL LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:	[**********]
Name:	[**********]
Title:	[**********]

WILLIAM D ABBOTT AND CINDY R ABBOTT REVOCABLE TRUST DATED 10/13/2020

By:
Name:
Title:

[**********]

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R ABBOTT REVOCABLE TRUST DATED 10/13/2020

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R ABBOTT REVOCABLE TRUST DATED 10/13/2020

By:
Name:
Title:

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R ABBOTT REVOCABLE TRUST DATED 10/13/2020

By:
Name:
Title:

[**********]

[**********]

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R ABBOTT REVOCABLE TRUST DATED 10/13/2020

By:
Name:
Title:

BEEHOUSE, LLC

[**********]

[**********]

[**********]

GK BRAND LLLP

By:
Name:
Title:

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

MAINSTAR TRUST CUSTODIAN FBO:
THOMAS W RADIC ROTH IRA

By:
Name:
Title:

WILLIAM D ABBOTT AND CINDY R
ABBOTT REVOCABLE TRUST DATED
10/13/2020

By:
Name:
Title:

BEEHOUSE, LLC

By:
Name:
Title:

GK BRAND LLLP

By:

[**********]

[Signature Page to Membership Interest Purchase Agreement]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed to be effective as of the date first written above.

Sellers:

BEARS LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

WEBER DR LLC

By:	[**********]
Name:	[**********]
Title:	[**********]

[Signature Page to Membership Interest Purchase Agreement]